Exhibit 99.1

Allego N.V.

Annual Report 2023

Statutory board report

1	Introduction

1.1. Preparation

In this report, the terms “we”, “us”, “our” and “the Company” refer to Allego N.V. and, where appropriate, its subsidiaries.

This report has been prepared by the Company’s board of directors (the “Board”) pursuant to Section 2:391 and Section 2:391a of the Dutch Civil Code (“DCC”). This report relates to the fiscal year ended December 31, 2023 and, unless explicitly stated otherwise, information presented in this report is as at December 31, 2023 and for the year then ended.

1.2. Forward-looking statements

This Annual Report contains forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as, “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “indicates,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section “3. Risk factors” of this Annual Report. Forward-looking statements in this Annual Report may include, for example, statements about:

•	the ability of Allego to cure the minimum share price deficiency and regain compliance with NYSE listing standards and for Allego’s ordinary shares to remain listed on the NYSE;

•	changes adversely affecting Allego’s business;

•	the price and availability of electricity and other energy sources;

•	the risks associated with vulnerability to industry downturns and regional or national downturns;

•	fluctuations in Allego’s revenue and operating results;

•	unfavorable conditions or further disruptions in the capital and credit markets;

•	Allego’s ability to generate cash, service indebtedness and incur additional indebtedness;

•	competition from existing and new competitors;

•	the agreement of various landowners to deployment of Allego charging stations;

•	the growth of the electric vehicle market;

•	Allego’s ability to integrate any businesses it may acquire;

•	Allego’s ability to recruit and retain experienced personnel;

•	risks related to legal proceedings or claims, including liability claims;

•	Allego’s dependence on third-party contractors to provide various services;

•	data security breaches or other network outages;

•	Allego’s ability to obtain additional capital on commercially reasonable terms;

•	Allego’s ability to remediate its material weaknesses in internal control over financial reporting;

•	the impact of a pandemic or other health crises, including related supply chain disruptions and expense increases;

•	general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries; and

•	other factors detailed under the section entitled “3. Risk factors” in this Annual Report

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2	Business

2.1. Main activities

The main activities of Allego N.V. and its subsidiaries (together referred to as the “Group”, “the Company”, or “Allego”) are building, owning and operating charging points for electric vehicles in Europe.

Allego operates one of the largest pan-European electric vehicle (“EV”) public charging networks and is a provider of high value-add EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for business customers, including leading retail and auto brands.

As of December 31, 2023, Allego owns or operates more than 35,000 (December 31, 2022: 33,000) charging ports across 16,402 (December 31, 2022: 17,000) public and private sites, spanning activities in 16 European countries (December 31, 2022: 16). In addition, it provides a wide variety of EV-related services including site design and technical layout, authorization and billing, and operations and maintenance to more than 497 customers that include fleets and corporations, charging hosts, original equipment manufacturers (“OEMs”), and municipalities.

2.2. Allego group structure

Allego N.V., a continuation of the former Allego Holding B.V. (“Allego Holding”) as detailed below, was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021, under the laws of the Netherlands, under the name of Athena Pubco B.V.

Athena Pubco B.V. was incorporated for the purpose of effectuating the previously announced business combination (“the SPAC Transaction”) pursuant to the terms of the business combination agreement (“BCA”). Following the consummation of the SPAC Transaction on March 16, 2022, Athena Pubco B.V. was redesignated as Allego N.V. and became the parent company of the combined business. In connection with the SPAC Transaction, the Allego Articles were amended and Allego changed its legal form from a Dutch private liability company (besloten vennootschap met beperkteaansprakelijkheid) to a Dutch public liability company (naamloze vennootschap).

The Group operates with a one-tier company regime. In 2023, the Board had one executive director and eight non-executive directors. Allego had nine directors, of whom seven are male and two are female.

In 2023, the Executive Board – the strategic management of Allego – has three directors of whom all are male. Where appropriate, they regularly review the significant risks and decisions that could have a material impact on the Group. These reviews consider the level of risk that the Group is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure. The Executive Board’s responsibilities include, among other things, setting the Group’s management agenda, developing a view on the Group’s sustainable long-term value creation, and enhancing the performance of the Group. It should be noted that the Executive Board does not constitute an executive committee in the context of the Dutch Corporate Governance Code.

Allego’s culture is inclusive, promoting gender balance and respecting the contribution of all employees regardless of gender, age, race, disability or sexual orientation. Our aim is to attract, retain and develop the best talent regardless of gender, age, race, disability or sexual orientation. We will continue to apply this principle when new board and management position appointments are made, with the long-term objective of having at least 30% of women and 30% of men within the group of non-executive directors of the Board and at least 40% of women and 40% of men in senior management positions. No individual targets have been set for executive directors, as there is only one executive director on the Board. For more information on our diversity and inclusion policy, reference is made to section 5.7.

The Group’s principal subsidiaries, associates and joint ventures as at December 31, 2023 and 2022 are included in Note 37.1 in the consolidated financial statements.

2.3. Our business strategy

Growth strategies

Allego considers itself a market leader in fast and ultra-fast charging in terms of sites in the major European markets including Belgium, Denmark, France, Germany, Hungary, Luxembourg, the Netherlands, Norway, Switzerland, Portugal, Sweden and the United Kingdom, making it a leading EV public charging provider in Europe.

Allego’s growth strategy consists of:

•	Increasing its leadership in fast and ultra-fast charging by investing in its owned public charging points network, which is the largest segment of Allego’s services.

•

Developing its services business to complement its public charging points network. The objective is twofold, triggering more traffic on the Allego network and securing long-term relationships with B2B customers.

•	Offering new functionalities to EV drivers that use the Allego network or its services with enhanced features of Allego’s software platform.

Allego charging network

Allego operates its public charging networks through its local teams and subsidiaries in the countries in which it operates. The selection of a site is managed by a central network team, and the lease agreements for the sites are managed locally. Allego’s team efficiently contacts retailers, real estate companies, municipalities, and other entities with space or charging needs that Allego may provide.

Services activity

Allego’s approach to servicing customers focuses on two segments.

•

Commercial. Many commercial businesses already own or lease parking spaces. Allego targets businesses that wish to electrify some or all of these parking spaces. This often comes in the form of a sale and service, but Allego may choose to invest in the network depending on the quality of the sites. If Allego decides to invest in a network, the charging points are integrated into the Allego charging network. Allego’s software platform offers the flexibility to allow businesses to charge specific prices to its customers while giving access to the public generally. Allego’s capacity to invest in sites enables it to secure the best locations and to foster long-term relationships with commercial customers. Accordingly, Allego is able to offer its commercial customers a dual-tracked approach, depending upon the needs of its customers, which offers a strong proposition for many commercial sites throughout Europe.

•

Fleet. Allego’s fleet customers are organizations that operate vehicle fleets in the delivery and logistics, sales, service, motorpool, shared transit and ridesharing spaces. Allego has developed comprehensive solutions for its fleet customers by offering chargers and installations for special access to its network, specific prices, and charging solutions in their premises.

Allego’s charging network is a capital-intensive activity with attractive margins. Allego’s services offerings do not require substantial capital, but allow it to leverage synergies and create a network effect to increase traffic. Furthermore, there is organizational overlap between developing Allego’s charging network and bolstering its services activity which decreases the cost of operations.

Our platform

The Allego go-to-market strategy uses its proprietary platform that facilitates the various steps of development and sales. Site selection, business plan computation, orders, installation, commissioning, maintenance, monitoring and payments are managed through the EVCloudTM and AllamoTM platforms which promotes efficiency and continuously decreases operational costs. Allego continuously invests in the EVCloudTM platform for maintenance and to develop new functionalities. It is essential to have a scalable platform that can handle tens of thousands of transactions simultaneously and manage distributed assets on a large scale with thousands of sites remotely.

Energy supply

Allego has extensive knowledge of the electricity supply in its markets. Its sourcing is from green renewable energy supported by green certificates. Allego can source its electricity on a long-term basis with renewable assets in order to hedge price increases and can pass-through increases in electricity prices in the charging sessions of the Allego network. In addition, Allego has developed its own capacity to operate directly on the electricity market as a wholesale buyer if needed in order to minimize the cost of its sourcing and to have long-term direct relationships with renewable assets such as wind or solar farms. Furthermore, Allego has developed smart charging capacity in order to cope with grid capacity constraints and avoid any overload of the grid. Allego is also developing solutions in order to offer ancillary services to grid operators through its charging points, making it one of the first EV company to propose such services. The anticipated costs associated with providing these ancillary services have been included in the budget for the development of Allego’s platform and do not represent additional costs. Management anticipates that these ancillary services will be offered to grid operators in the near future.

Allego’s energy supply is an element of its cost structure. Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing in the market. Supply costs related to energy supply are based on short term, mid-term or long-term power futures prices on the various European power exchanges. In addition to these supply costs, there are grid connection costs (distribution of power, connection, and meters) which are paid by Allego as a consumer of power. These grid connection costs are regulated and paid to the Transmission System Operator and Distribution System Operator which are regulated entities.

2.4. 2023 financial and operating review

Recent developments

Energy cost

The Group provides electricity directly through its own chargers and needs to procure this energy from the power markets in Europe. The results for the year ended December 31, 2022 were heavily influenced by the increase in energy costs. In response, Allego increased charging prices during the second half of 2022 and entered into power purchase agreements (“PPAs”) to mitigate the future negative impact of increased energy costs. During 2023, Allego entered into more PPAs totaling more than 300 GWh/y. This strategy allows the Group to benefit from the secured energy sourced from renewable PPAs in main markets and to minimize the impact of energy price volatility on the cost base. These agreements have duration of 5 to 11 years and set a fixed price of the renewable electricity for the whole duration of agreements.

New contracts related to contract solutions

In 2023, Allego entered into several new commercial partnerships to secure optimal locations to grow the network. A strategic partnership was formed with Ikea Belgium for the development of fast charging facilities at all Ikea locations in Belgium. Additionally, Allego has partnered with Fueling Company Go’on to install 168 fast and ultra-fast charging ports across Denmark. Further collaborations included a strategic partnership with OIL! Tank & Go to install ultra-fast chargers at all 80 Danish OIL! Tank & Go locations and a partnership with VINCI to install 4 fast charging hubs in France. Allego further expanded its strategic partnership with Porta Group to install 1,500 fast and ultra-fast charging points at 123 Porta Group locations in Germany. Moreover, Allego entered into a partnership with real estate company Trophi to build 32 fast charging points in Sweden and Allego inaugurated its first ultra-fast charging station in the UK at the Stadium MK.

Exchange of warrants

As at December 31, 2023, the Group had no warrants outstanding. On October 3, 2023 and October 18, 2023, all the publicly traded warrants (“Public Warrants”) were exchanged. As a result of the exchange, 13,799,948 Public Warrants were converted into 3,156,630 Allego N.V. ordinary shares. No consideration was received from the Company as part of the exchange. Please refer to Note 27 (Warrant liabilities) of the consolidated financial statements for details about the warrants.

Achieved revenue and results

	For the year ended December 31,		Change	Change
(in €‘000)	2023	2022	€	%
Revenue	145,453	133,900	11,553	9%
Cost of sales	(109,259)	(126,655)	17,396	(14%)
Gross profit	36,194	7,245	28,949	400%
Other income/(expenses)	(6,603)	3,724	(10,327)	(277%)
Selling and distribution expenses	(2,603)	(2,587)	(16)	1%
General and administrative expenses	(98,957)	(323,358)	224,402	(69%)
Operating loss	(71,969)	(314,976)	243,008	(77%)
Finance income/(costs)	(37,809)	10,320	(48,130)	(466%)
Loss before income tax	(109,778)	(304,656)	194,878	(64%)
Income tax	(504)	(636)	132	(21%)
Loss for the year	(110,282)	(305,292)	195,010	(64%)

Revenue

Revenue for the year ended December 31, 2023 increased by €11,553 thousand, or 9%, compared to the year ended December 31, 2022. The drivers of the changes are further described below:

	For the year ended December 31,		Change	Change
(in €‘000)	2023	2022	€	%
Type of goods or service
Charging sessions	103,265	65,347	37,918	58%
Service revenue from the sale of charging equipment	10,303	33,585	(23,282)	(69%)
Service revenue from installation services	20,391	28,630	(8,239)	(29%)
Service revenue from operation and maintenance of charging equipment	5,399	3,230	2,169	67%
Service revenue from consulting services	6,095	3,108	2,987	96%
Total revenue from external customers	145,453	133,900	11,553	9%

Charging revenue

(in €‘000)	2023
Total charging revenue for the year ended December 31, 2022	65,347
Increase related to increase in energy sold	21,821
Increase related to increase of charging prices	16,097
Total charging revenue for the year ended December 31, 2023	103,265

Charging sessions revenue for the year ended December 31, 2023 increased by €37,918 thousand, or 58%, to €103,265 thousand compared to €65,347 thousand for the year ended December 31, 2022.

During the year ended December 31, 2023, charging revenue increased by €21,821 thousand year-over-year as a result of an increase in energy sold. This was driven by charging sessions at both new and existing chargers. The total energy sold increased by 33%, from 155 GWh for the year ended December 31, 2022 to 206 GWh for the year ended December 31, 2023 due to an increase in EV usage from a growing number of new cars with extended battery capacity being sold during the year, and an increased installed base of charging ports. As at December 31, 2023 compared to December 31, 2022, the Company had a 106% increase in number of owned ultra-fast charging ports. The increase in energy sold was additionally driven by an increase of 19% in the number of charging sessions and a 12% increase in the utilization of the chargers year-over-year.

Finally, an increase of €16,097 thousand in revenue for the year ended December 31, 2023, was due to an increase in average charging price per kWh of 18% year-over-year. The average charging price per kWh increased from €0.4 in 2022 to €0.5 in 2023, mainly driven by higher charging tariffs on ultra-fast and fast chargers compared to slow chargers.

As at December 31, 2023, Allego operated owned charging stations predominantly in the Netherlands, Belgium and Germany.

Service revenue

(in €‘000)	2023
Total service revenue for the year ended December 31, 2022	68,553
Decrease related to sale of charging equipment	(23,282)
Decrease in installation services	(8,239)
Increase in operation and maintenance of charging equipment	2,169
Increase in consulting services	2,987
Total service revenue for the year ended December 31, 2023	42,188

Overall service revenue for the year ended December 31, 2023 decreased by €26,365 thousand or 38%, to €42,188 thousand compared to €68,553 thousand for the year ended December 31, 2022.

Service revenue from the sale of charging equipment decreased by €23,282 thousand, or 69%, to €10,303 thousand for the year ended December 31, 2023 compared to €33,585 thousand for the year ended December 31, 2022. Service revenue from installation services decreased by €8,239 thousand, or 29%, to €20,391 thousand for the year ended December 31, 2023 compared to €28,630 thousand for the year ended December 31, 2022. Service revenue from operation and maintenance of charging equipment increased by €2,169 thousand, or 67%, to €5,399 thousand for the year ended December 31, 2023 compared to €3,230 thousand for the year ended December 31, 2022. Revenue from consulting services increased by €2,987 thousand or 96%, to €6,095 thousand for the year ended December 31, 2023 compared to €3,108 thousand for the year ended December 31, 2022.

The decrease in service revenue from the sale of charging equipment and installation services for the year ended December 31, 2023 was primarily due to an anticipated decrease in revenues from the project with EV Cars (formerly project Carrefour). As the majority of the project was developed last year, the project slowed down compared to the year ended December 31, 2022, which resulted in a significant decrease of €39,040 thousand. This was partially compensated by an increase in service revenue from the sale of charging equipment to Mercedes Benz of €8,660 thousand. The acquisition of Mega-E in March 2022 has also contributed to the decrease in service revenue by €1,670 thousand in 2023 as Mega-E is consolidated by the Group since April 2022. Moreover, there was a decrease in service revenue on other projects, such as LeasePlan (a decrease of €1,660 thousand) and Nissan (a decrease of €300 thousand). This is offset by an increase in service revenue of €1,870 thousand arising from a collaboration with the Dutch National Post service and an increase of other projects for €619 thousand.

The increase in service revenue from operation and maintenance of charging equipment was mainly driven by the roll out of the EV Cars project for €2,559 thousand, offset by the decrease of service revenue on other projects for €390 thousand.

The increase in service revenue from consulting services of €2,987 thousand for the year ended December 31, 2023 was driven by the recognition of twelve months revenue in 2023 as opposed to approximately seven months in 2022 in the Group’s consolidated statement of profit or loss due to the acquisition of Modélisation, Mesures et Applications S.A. (“MOMA”) being finalized at the beginning of June 2022.

Cost of sales

The cost of sales numbers are further specified below:

	For the year ended December 31,		Change	Change
(in €‘000)	2023	2022	€	%
Cost of sales - charging sessions	(81,396)	(77,792)	(3,604)	5%
Cost of sales - sale of charging equipment	(8,842)	(28,065)	19,223	(68%)
Cost of sales - installation services	(17,400)	(20,167)	2,767	(14%)
Cost of sales - operation and maintenance of charging equipment	(1,621)	(631)	(990)	157%
Total cost of sales	(109,259)	(126,655)	17,396	(14%)

Cost of sales for the year ended December 31, 2023 decreased by €17,396 thousand, or 14%, to €109,259 thousand compared to €126,655 thousand for the year ended December 31, 2022.

Cost of sales - Charging sessions

(in €‘000)	2023
Total cost of sales charging sessions for the year ended December 31, 2022	(77,792)
Increase related to more energy sold	(19,188)
Decrease related to lower energy prices	20,206
Increase related to depreciation	(4,622)
Total cost of sales charging sessions for the year ended December 31, 2023	(81,396)

During the year ended December 31, 2023, the increase in cost of sales for charging sessions was substantially driven by an increase in energy sold, resulting from the sale of an additional 51 GWh of energy, when compared to the year ended December 31, 2022. During the year ended December 31, 2023, maintenance costs also increased by 8%, when compared to the same period in 2022. Moreover, the continued growth of Allego’s portfolio of chargers resulted in a larger installed base of chargers, driving depreciation expense up by 23% year-over-year for the year ended December 31, 2023. However, the increase was partially offset by the lower energy prices. On average, the costs of energy / kWh decreased by 26% during the year ended December 31, 2023 compared to the same period during 2022.

Cost of sales - Service

(in €‘000)	2023
Total cost of sales - service for the year ended December 31, 2022	(48,863)
Decrease related to sale of charging equipment	19,223
Decrease related to installation services	2,767
Increase related to operation and maintenance of charging equipment	(990)
Total cost of sales - service for the year ended December 31, 2023	(27,863)

The decrease in cost of sales for services for the year ended December 31, 2023, was primarily driven by the decrease of €24,530 thousand and €9,750 thousand in relation to the EV Cars project and the acquisition of Mega-E, respectively. However, this was partially offset by an increase of €5,968 thousand in relation to the Mercedes Benz project.

Gross profit and gross margin

Gross profit for the year ended December 31, 2023 increased by €28,949 thousand, or 400%, to €36,194 thousand compared to €7,245 thousand for the year ended December 31, 2022. The gross margin for the year ended December 31, 2023 increased to 25% compared to 5% for the year ended December 31, 2022. This was driven primarily by higher prices charged to customers and the decrease in energy prices compared to 2022. The decrease in margin on service revenue was due to the lower revenue on several projects as discussed above.

Result for the year

Loss attributable to shareholders for the year ended December 31, 2023 decreased by €195,010 thousand or 64% to €110,282 thousand compared to €305,292 thousand the year ended December 31, 2022. This is mainly due to the increase in gross profit and reduction in general and other administrative expenses, which has been partially offset by increased finance costs and increased other expenses. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination and the decreased share-based payment expenses related to the Management Incentive Plan, which were partially offset by the share-based payment expenses related to the Long-term Incentive Plan. Finance costs, as opposed to finance income in 2022, were mainly driven by fair value movements on derivatives and warrant liabilities, as well as increased interest expenses on the renewed facility.

Information on cash flows

The net cash outflow for the year ended December 31, 2023 was €38,441 thousand (2022: net cash inflow €58,364 thousand). The net cash outflow in 2023 can be summarized as follows:

	For the year ended December 31,
(in €‘000)	2023	2022
Cash flows used in operating activities	(45,169)	(108,349)
Cash flows used in investing activities	(68,906)	(94,960)
Cash flows from financing activities	75,634	261,673
Net increase (decrease) in cash and cash equivalents	(38,441)	58,364

Cash flows used in operating activities

Cash used in operating activities for the year ended December 31, 2023 was €45,169 thousand compared to cash used in operating activities of €108,349 thousand for the year ended December 31, 2022.

During the year ended December 31, 2023, the cash used in operating activities primarily consisted of a net loss before income tax of €109,778 thousand, reduced by non-operating elements of €106,739 thousand, an increase in net operating assets of €27,643 thousand, interest paid of €14,792 thousand and income taxes paid of €852 thousand. The major components of non-operating elements relate to depreciation, amortization and (reversal of) impairments of €32,394 thousand, other finance costs of €31,535 thousand, share-based payment expense of €21,120 thousand, net (gain)/loss on disposal of property, plant and equipment of €7,975 thousand, fair value losses/(gains) on derivatives (PPAs) of €7,442 thousand and fair value (losses)/gains on warrant liabilities of €6,273 thousand. The increase in net operating assets was mainly due to an increase of €20,490 thousand in trade and other receivables, contract assets and prepayments, an increase of €9,491 thousand in other financial assets and an increase of €7,828 thousand in trade and other payables and contract liabilities, as well as an increase in inventory of €8,087 thousand.

Cash flows used in investing activities

Cash used in investing activities for the year ended December 31, 2023 was €68,906 thousand compared to €94,960 thousand during the year ended December 31, 2022. The year-over-year movement was primarily due to an increase in purchases of property, plant and equipment of €43,524 thousand. This was offset by a decrease in cash used for acquisitions of €68,364 thousand, a decrease in proceeds from government grants of €375 thousand and a decrease in the purchases of intangible assets of €1,572 thousand.

Cash flows from financing activities

Cash from financing activities for the year ended December 31, 2023 was €75,634 thousand compared to cash from financing activities of €261,673 thousand during the year ended December 31, 2022. The year-over-year movement was primarily due to a decrease in proceeds received from issuance of equity instruments of €142,769 thousand, a decrease in proceeds from borrowings of €76,810 thousand, a decrease in repayment of borrowings of €23,403 thousand and a decrease in the payment of transaction costs related to borrowings of €9,175 thousand.

Trade and other receivables and payables

As at December 31, 2023, the closing balances of trade and other receivables and trade and other payables were €56,043 thousand (December 31, 2022: €47,235 thousand) and €76,948 thousand (December 31, 2022: €56,390 thousand), respectively. The increase of trade and other receivables was a result of increasing revenues in 2023 and the increase in trade and other payables resulted from the interest payable on the renewed facility and increased expenses.

Information on solvency, liquidity and future financing

The Group’s strategy requires significant capital expenditures, and investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including during the year ended December 31, 2023, and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements for the year ended December 31, 2023. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank borrowings and equity issuance. During 2022, the Group entered into a new facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The Group’s strategy is based on further growth and will require additional significant funding from lenders or its existing or new shareholders.

As at December 31, 2023, the losses incurred during the first years of its operations (partially offset by equity contributions from 2022), resulted in a negative equity of €79,322 thousand (December 31, 2022: positive €27,758 thousand). The Group’s operations to date have been funded by borrowings from the banks, as well as proceeds from the SPAC Transaction. In the consolidated statement of financial position as at December 31, 2023, the carrying value of the Group’s borrowings amounts to €350,722 thousand (December 31, 2022: €269,033 thousand).

Borrowings

On December 19, 2022, the Group entered into a new facility agreement (“the renewed facility”) with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of:

i.	€170,000 thousand used to settle the old facility

ii.	up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses), and

iii.	up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).

The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. As of December 31, 2023, the Group has not drawn on €8,390 thousand of this facility and the unutilized amount from the guarantee facility is €17,500 thousand. The Company has not drawn any further amount from the renewed facility till the date of issuance of financial statements, however additional letters of credit were issued in 2024 to renewable electricity suppliers in relation to existing power purchase agreements and site construction suppliers for a total amount of €10,527 thousand. Refer to Note 38 of the consolidated financial statements.

Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

Even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented, the Group is also forecasted to potentially breach the interest cover ratio and leverage ratio covenants at December 31, 2024 and the Group is dependent on obtaining additional financing to execute on its business plan. The covenant ratios are increasing every testing date until June 30, 2027 in line with this business plan. For more information on the impact of the Group’s potential breach of its covenants on the going concern assumption, refer to Note 2.2 of the consolidated financial statements.

The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and as at that date, the Group complied with these covenants. The Group has also complied with these covenants as at December 31, 2023. The first testing date of the leverage ratio is June 30, 2024.

Please refer to Note 34 (Capital management) and Note 25 (Borrowings) to the consolidated financial statements for additional detail on loan covenants and information on the terms and conditions of the renewed facility.

In parallel to the renewed facility, the Group entered into interest rate caps derivatives to help offset the interest rate risk on at least 65%. The Group has two interest rate caps in place with a notional of €240,500 thousand (December 31, 2022: two interest rate caps with a notional of €181,487 thousand) which mature in December 2027. As at December 31, 2023, the interest rate caps cover approximately 67% (December 31, 2022: 65%) of the variable loan principal outstanding. The strike price changes over time and ranges between 1.50% and 3.43%. Details about the Group’s interest rate caps are included in Note 19 (Other financial assets) and Note 33 (Financial risk management) to the consolidated financial statements.

Pledged balances

The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets), pledges on trade and other receivables and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.

The carrying amount of assets pledged as security for the renewed facilities as of December 31, 2023 is €58,306 thousand. Refer to Note 25 (Borrowings) to the consolidated financial statements for more information.

Tender offer for ordinary shares of Allego and voluntary delisting from the NYSE

In June 2024, it was announced that Madeleine will launch a tender offer (the “Offer”) to purchase all ordinary shares of the Allego that are not held by Madeleine or its affiliates. The completion of the Offer will be followed by Allego’s voluntary delisting of its ordinary shares from the NYSE and deregistration of its securities from the SEC.

After exploring various options, in June 2024, the Group entered into a Development and Installation Contract and an O&M contract with a special purpose vehicle that is wholly owned by Meridiam to develop, operate and maintain charging sites in Germany (collectively, “Project Faolan”). As a result from this transaction, the Group will receive an amount of cash equal to €25,300 thousand at the closing of Project Faolan and an amount of cash equal to €20,517 thousand on September 15, 2024 (collectively, the “Faolan Contribution”). The Faolan Contribution relates to the sale of assets to the special purpose vehicle and remuneration for services to be provided in the future. The Faolan Contribution is contingent upon the fulfillment of certain operational conditions, which include the novation of specific lease contracts. As these conditions have been satisfied, the Group is entitled to receive the first payment of €25,300 thousand. The payment of €20,517 thousand remains subject to fulfillment of certain operational conditions.

In addition, the Group expects to receive an additional €310,000 thousand through the issuance of convertible bonds to Madeleine or its affiliates (the “Meridiam Contribution”). The Faolan Contribution and Meridiam Contribution are each conditional upon several factors specific to the respective contribution, however, the conditions for the €25,300 thousand contribution related to the Faolan project have by now been met. For further information, reference is made to Note 2.2 Going concern assumption and financial position. For further details on the Offer, reference is made to Note 38 Subsequent events.

2.5. Sustainability

Allego takes social responsibility seriously and aims to contribute positively to society. One of our main ambitions is to accelerate the transition towards sustainable mobility with 100% renewable energy. To further our mission, we source electricity from renewable sources.

In November 2022, Allego signed its first long-term Power Purchase Agreement (PPA). During the year ended December 31, 2023, we entered into additional PPAs in the Netherlands and Germany to secure electricity from renewable sources. Our aim is to cover at least 80% of the Group’s electricity supply with PPAs. During the year 2023, we have made progress towards this goal, with the supply from PPAs covering 52% of the total electricity consumption in the Netherlands and Germany. Besides reducing the overall carbon intensity of the grid, there are other initiatives that Allego uses to improve the efficiency of charging EVs in a similar manner to “demand side management” of normal electricity.

At Allego, we strongly believe in human rights. We therefore embed non-discriminatory practices, adhere to internationally acceptable working conditions and promote diversity and inclusion within our workforce. We also strive to uphold the highest working conditions and our objectives are to maintain high health & safety procedures, have healthy and happy employees and prevent unacceptable risks to the environment that may result from our activities. To ensure Allego’s policies and procedures remain current, the Code of Conduct and the Whistle-blower procedure are continuously updated to reflect the latest best practices. In addition, the Company has implemented a diversity and inclusion policy.

We are currently further developing specific policies related to sustainability. Recognizing the importance of having a robust sustainability strategy, we have introduced a stakeholder dialogue policy. In 2024, we plan to focus on further engaging with our key stakeholders to discuss the sustainability aspects of our strategy.

2.6. Business and market developments and outlook 2024 - 2025

Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 35% CAGR from 2023 to 2027. Based on this projection, the number of EVs in Europe is expected to grow to nearly 22 million by 2027, as compared to 7 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are preferred by EV drivers and fleets operators.

Additionally, stringent European CO2 regulations for internal combustion engines (ICE) and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. For example, the sale of new ICE cars will end by 2035 in Europe. In addition, the French government initiated a ‘social lease’ program, aiming to support households with a taxable income of less than €15,400 to drive an electric vehicle for just €100 per month. There are also other European initiatives aimed at providing sufficient and accessible charging infrastructure to EV drivers across the continent, such as the Alternative Fuels Infrastructure Regulation (AFIR).

With a first mover advantage, a robust pipeline of over 1,525 premium sites to be equipped with fast and ultra-fast chargers, and an additional pipeline of more than 1,000 sites being currently negotiated, Allego believes it is well positioned to execute its growth objectives. In 2024, Allego entered into a partnership with Ford to install Ultra-Fast chargers in hundreds of Ford dealerships across Europe and a partnership with Burger King France to provide its restaurants with Ultra-Fast charging stations throughout the country. In addition, in May 2024, Allego has been selected for the project ‘‘Cross-border Charging Electric’’, along with three other companies to install 911 high-powered charging points across 239 locations in Europe for both light and heavy-duty electric vehicles. The project is scheduled to be finalized by October 2026 and it is part of the AFIR’s initiatives.

Allego’s business model is based on the mission of providing easily accessible, highly reliable, hassle-free charging points to all types of EV users. Allego developed a unique, proprietary software platform that can manage any hardware chargers and charging sessions while enabling any MSP to use Allego’s network. Allego used this platform to create two complementary business segments to capitalize on the full breadth of EV charging opportunity: its owned fast and ultra-fast public charging network and high value-add third-party services.

Going forward the Group will maintain the focus on growth by developing and operating new charging points and providing related service solutions. The Group will also continue to focus on improving gross margin by optimizing operational efficiencies, leveraging procurement efficiencies, systems and IT development.

As EV adoption increases throughout Europe, utilization rates are expected to continue to increase. In 2023, utilization rates went up to 13.05% (December 31, 2022: 10.40%) and remained stable as of March 31, 2024. This is mainly due to the impact of newly installed ultra-fast chargers, which offset the increased utilization rates on mature chargers. Revenue for the year ended December 31, 2023 increased to €145,453 thousand from €133,900 thousand for the year ended December 31, 2022. The increase was mainly due to an increase in public charging points and number of charging sessions, an increase in average charging price per kWh and an increase in utilization rates. Further revenue growth is expected for 2024 in line with the EV market growth. Overall, Allego expects to capitalize on additional growth opportunities through accelerating the installation of chargers in line with the expected growth in the EV market, combined with the measures taken by the Group to improve the margin with the strategy to secure long-term renewable low-cost electricity from PPAs.

Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below (and also mentioned in the section related to major risks and uncertainties for the Group):

•	Growth of EV adoption;

•	EV driver’s usage patterns;

•	Competition;

•	Technology risks;

•	Supply risks;

•	Energy pricing;

•	Potential pandemic or other health crises.

Research and development

Allego has invested a significant amount of time and expense into the research and development of its platform technologies. Allego’s ability to maintain its leadership position depends in part on its ongoing research and development activities. Allego’s technical teams are responsible for defining technical solutions for all of the services Allego provides, from hardware specifications to the technical layout for installation, to the development of its software platform.

Allego has a software development team that develops its platform technologies, as well as the different components that comprise such platforms. For specific development needs, Allego will sometimes use external parties that are closely supervised by Allego.

Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2023, Allego’s research and development team consisted of more than 8 full-time employees (December 31, 2022: more than 11 full-time employees). The team decreased as a portion of its members have been transferred to a different team that focuses on searching for new locations for charging sites.

Future investments and financing

Details on the main sources of liquidity and financing during the year ended and as of December 31, 2023 have been disclosed in section 2.4. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, the Group believes the cash flows from operations and renewed credit facility is expected to be sufficient until December 31, 2025 based on the Company’s forecast and the remediation options available. This is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Further long-term investments, development activities, and operations until December 31, 2025 will require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding - by raising additional equity or debt financing - is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.

As a result of management’s forecast and the potential breach of its covenants disclosed in section 2.4, combined with the need for additional funding, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern. For more information related to the going concern assumption of the Group and the refinancing of the old facility, refer to Note 2.2 and Note 25 in the consolidated financial statements.

For more information regarding the Offer that was announced in June 2024 and the funding expected to be received as part of this transaction, reference is made to Note 38 Subsequent events. For the impact of the transaction on the going concern assumption, refer to Note 2.2 Going concern assumption and financial position.

Employees

Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2023, Allego had 243 (December 31, 2022: 220) employees, 190 (December 31, 2022: 182) of whom were regular full-time and 52 (December 31, 2022: 38) of whom were engaged on a part-time basis. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.

3	Risk factors

3.1. Major risks and uncertainties of the Group

Summary of key risk factors

The principal risks and uncertainties which the Company faces include the risks and uncertainties summarized in this chapter 3.1 See chapter 3.2 of this report for additional detail and additional risks and uncertainties which the Company faces.

Risk factors

Our approach to risk management is practical to our needs and follows good practice. It is recognized by the Board that risk management is integral to Allego’s strategy and to the achievement of Allego’s long-term goals. The success of Allego as an organization depends on its ability to identify and mitigate risks as well as to identify and exploit opportunities generated by its business and the markets it operates in.

Allego defines risks as actions or events that have the potential to impact our ability to achieve our objectives. Allego identifies and mitigates risks such as loss of money, performance, reputation and talent. Our risk appetite serves as a guideline to determine the measures we may take in mitigating some of the risks and uncertainties we face. Our risk appetite is aligned with our strategy and priorities. We have a low to moderate appetite, as expressed in the overview on this page. When determining the appetite for certain risk categories, Allego determines the probability of each risk becoming a reality and the impact it would have on, which are categorized as follows: strategy, operating activities, financial position and reporting, and laws and regulations.

Low risk appetite	Moderate risk appetite	High risk appetite
Operational activities	Strategy
Laws and regulations	Financial position and reporting

The key risks identified are those that threaten the achievement of Allego’s goals and objectives. Below is an overview of the key risk factors and mitigating actions taken or planned to be taken by us. These risk factors are viewed by Allego’s Management Team as being the most relevant. The company has put in place mitigating actions to counter the identified risks. The mentioning of these mitigating actions may not in any way be viewed as an implied or express guarantee that such mitigation will in practice be effective in limiting the risk exposure and/or the potential damage to us from any such risk materializing.

#	Risks	Mitigating factors
Strategy
1

Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth

Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market from producers. In most of the countries in which Allego operates, there are many suppliers that can offer medium or long-term contracts that can allow Allego to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity. For example, the price of electricity is generally higher in the winter due to higher electricity demands, and Europe experience record high electricity price increases in 2022 caused in large part by the Russia/Ukraine conflict. While these costs could be passed on to EV customers, increases in the price of electricity could result in near-term cash flow strains to Allego. In addition, global increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by EV customers, thus decreasing the number of charging sessions on Allego’s charging stations and adversely impacting its profitability and growth. Furthermore, competitors may be able to source electricity on better terms than Allego, which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on Allego’s charging stations and adversely impact its profitability and growth.

•  More frequent reviews of the budget and forecasts by management will provide insight on the effect of any increased cost on the company’s supply chain and business.

•  Continuous review of electricity market trends, actively negotiating applicable terms,(pro-)active and transparent dialogue with business partners, vendors and customers.

•  Allego has entered into medium- and long-term power purchase agreements with renewable power suppliers to mitigate the future negative impact of increased energy costs.

2

Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity (for example, grid connections delays) would adversely affect Allego’s business and results of operations

The operation and development of Allego’s charging points is dependent upon the availability of electricity, which is beyond its control. Allego’s charging points are affected by problems accessing electricity sources, such as planned or unplanned power outages or limited grid capacity. In the event of a power outage, Allego will be dependent on the grid operator, and in some cases the site host, to restore power for its B2B solutions or to unlock grid capacity. Any prolonged power outage or limited grid capacity could adversely affect customer experience and Allego’s business and results of operations. Allego’s public charging points may be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the charging equipment. Such increased wear and tear could shorten the usable lifespan of the chargers and require Allego to increase its spending on replacement and maintenance costs.

•  Management will continue to closely monitor the operation and development of charging points. Through monitoring, the company may better anticipate and assess any impact on the relevant parts of its supply chain and business activities.

•  Executing commercial, technical and business plans by strict project management, adequate staffing, project governance and oversight.

3

Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and the sales of services to Business to Business customers

Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and its sales of services to B2B customers. The sites Allego may wish to lease or acquire may first be leased or acquired by competitors or they may no longer be economically attractive due to certain adverse conditions such as increased rent which would hamper the growth and profitability of Allego’s business.

Furthermore, Allego’s B2B customer base may not increase as quickly as expected because the adoption of EVs may be delayed or transformed by new technologies. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet for some customers or providing EV equipment to facilities for other customers can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle for certain B2B customers could also be longer than expected.

•  Performance of strategic research into megatrends, competitors, the global economy, and external markets via an established intelligence network.

•  Regular internal portfolio assessment reviews and continuous scenario planning which helps navigate the impact of specific market events.

•  Promoting commercial excellence, a uniform growth culture linked to the brand, and enablement of strategy development through both organic and inorganic means.

•  Focusing on client relationships to broaden the value provided, therefore creating a stronger market connection.

•  Performance of an annual client experience survey allows Allego to track its performance. Better practices are shared across client account teams and leadership, and plans have been established to address areas for improvement.

Operational activities

4

Customers - If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer

Once Allego charging points are operational, customers rely on Allego to provide maintenance services to resolve any issues that might arise in the future. Rapid and high-quality customer and equipment support is important so that drivers can reliably charge their EVs. The importance of high-quality customer and equipment support will increase as Allego seeks to expand its public charging network and retain customers, while pursuing new EV drivers and geographies. If Allego does not quickly resolve issues and provide effective support, its ability to retain EV drivers or sell additional services to B2B customers could suffer and its brand and reputation could be harmed.

•  Actively managing relationships with all relevant stakeholders, including existing partners, potential new partners and customers.

•  Keeping up continuous technology development to maintain competitiveness.

•  Maintaining strong industry and business partner relationships.

•  Monitoring and analyzing competitors through various sources and their IP filings.

•  Actively maintaining, protecting and expanding our current IP portfolio.

•  Warning potential violators on infringement and the consequences.

5

Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business

Allego has extended its hardware and equipment supplier base, but it still relies on a limited number of suppliers, although it is not dependent on any one supplier. This reliance on a limited number of hardware manufacturers increases Allego’s risks, since it does not currently have proven alternatives or replacement manufacturers beyond these key parties. In the event of interruption or insufficient capacity, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In particular, disruptions or shortages at such suppliers, including as a result of delays or issues with their supply chain, in respect of electronic chips, processors, semiconductors and other electronic components or materials, can negatively impact deliveries by such suppliers to Allego. Thus, Allego’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location or decides to reduce its deliveries to Allego for any reason including its acquisition by a third party or is unable to provide Allego with the quantities Allego requires for its growth.

•  Maintaining Allego’s strong connections with partners in the value chain.

•  Continuous review of alternative suppliers and manufacturers, actively negotiating applicable terms,(pro-)active and transparent dialogue with suppliers, manufacturers and business partners.

6

Cybersecurity - Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business

Not keeping Information and Communication Technology (ICT) infrastructure, systems, procedures and user awareness up to date may result in security risks, business interruptions, information loss or leakage and reporting omissions. Our brands’ business operations are dependent on the uninterrupted operation of IT systems. Information security threats or the malicious exploitation of a system vulnerability may result in a compromised IT system, system failure or a breach of sensitive company information.

•  Perform risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology (“IT”) environment, including those related to use of external cyber security partners.

•  Perform regular internal assessments of our cybersecurity program against the -ISO/IEC 27001 standard. The results of these assessments are then reviewed and, based on such findings, action plans are developed and progress tracked through completion.

•  Maintain security teams principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.

•  Analyze cybersecurity incidents to determine applicability to our environment and industry. Findings from such analyses are then reviewed and utilized to create action plans where applicable and relevant to our environment and industry.

•  Perform regular cybersecurity awareness trainings for our employees, and senior management; and

•  Implemented a cybersecurity incident response plan that includes procedures for responding to cybersecurity threats.

7

If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed

Allego’s success depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain highly qualified and skilled personnel, including software engineers and other employees with the technical skills in design and engineering that will enable us to deliver quality EV charging products and energy management solutions. The inability to do so effectively would adversely affect its business. Competition for employees can be intense in the various parts of Europe where Allego operates, as there is a high demand of qualified personnel, and we expect certain of our key competitors, who generally are larger than us and have access to more substantial resources, to pursue top talent even more aggressively. The ability to attract, hire and retain personnel depends on Allego’s ability to provide competitive compensation. Allego may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its strategy.

•  Offering employees competitive compensation, the opportunity to make a direct business impact, autonomy, an inspiring culture and colleagues and a multitude of learning and development opportunities.

•  Attrition rates are closely monitored across the business, with actions taken as and when required to address areas where attrition is higher than expected.

•  Initiating learning workshops where people can share knowledge on a variety of topics to promote development. Allego invests in skill development courses, management trainings and leadership programs to enable the personal and professional growth of all our employees.

•  Securing equal opportunities and a feel-safe culture.

•  Leadership is committed to deliver flexible working arrangements, empowering all employees to succeed, and creating sustainable, inclusive workplaces which enhance employee experience.

•  The implementation of a well-being and resilience strategy enables all employees to focus on their health and well-being while working.

8

Inflation could adversely affect Allego’s business and financial results

Inflation, which increased significantly during 2022 and 2023, could adversely affect Allego by increasing the costs of materials and labor needed to operate Allego’s business and could continue to adversely affect the Company in future periods. If this current inflationary environment continues, there can be no assurance that Allego would be able to recover related cost increases through price increases, which could result in downward pressure on Allego’s operating margins. As a result, Allego’s financial condition, results of operations, and cash flows, could be adversely affected over time.

•  Management will continue to closely monitor market developments. Through monitoring, the company may better anticipate and assess any impact on the relevant parts of its supply chain and business activities.

•  More frequent reviews of the budget and forecasts by management will provide insight on the effect of any increased cost on the company’s supply chain and business.

9

Allego’s business may be adversely affected if it is unable to maintain, protect or enforce its rights on its technology and intellectual property.

Allego’s success depends, in part, on Allego’s ability to establish, maintain and protect its rights in its core technology and intellectual property. To accomplish this, Allego relies on, and plans to continue relying on, trade secrets, copyright, trademark and other intellectual property laws, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Failure to adequately maintain, protect or enforce its rights in its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of Allego’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

Allego cannot guarantee that competitors will not infringe its intellectual property. Despite Allego’s efforts to protect its intellectual property, third parties may attempt to copy or otherwise obtain and use Allego’s intellectual property or seek court declarations that Allego’s intellectual property is invalid or unenforceable or that they do not infringe upon Allego’s intellectual property. Monitoring unauthorized use of Allego’s intellectual property is difficult and costly and the steps Allego has taken or may take in the future in an effort to prevent infringement or misappropriation may not be successful. From time to time, Allego may have to resort to litigation to enforce its intellectual property, which could result in substantial costs and diversion of our resources, and ultimately may not be successful.

•  Actively maintaining, protecting and expanding Allego’s IP portfolio in line with the company’s IP strategy.

•  Actively monitoring and analyzing competitors (through various sources and their IP filings), worldwide trends and technology developments, especially with respect to the patent landscape.

•  Ensuring regular reviews with the technical teams and committees to consider proactively publishing or seeking patent protection.

•  Maintaining adequate ICT and HR security and IP protection controls.

•  Warning potential violators on infringement and the consequences.

•  Providing recurring confidentiality and IP protection awareness training to Allego employees.

10

Increasing attention to Environmental, Social and Governance (“ESG”) matters may adversely impact Allego’s business

Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure, have the potential to disrupt our business and those of our third-party suppliers and customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations or provide services.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary ESG disclosures may result in increased costs and impact access to capital.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. These ratings are often developed in a manner that can make it challenging to predict a company’s performance, and unfavorable ESG ratings could lead to increased negative investor sentiment toward the Company and could impact Allego’s access to and costs of capital. Additionally, to the extent ESG matters negatively impact Allego’s reputation, Allego may not be able to compete as effectively to recruit or retain employees, which may adversely affect Allego’s business. ESG matters may also impact Allego’s suppliers, which may lead to Allego being required or choosing to change suppliers that may otherwise have been the most economically efficient, which may in turn adversely impact Allego’s business and financial condition.

•  Perform an assessment of the material topics facing the organization according to our stakeholders on an annual basis and develop targets and KPIs to measure our performance and ensure actions are being taken to address the most pertinent societal expectations.

11

Allego has identified, and has previously identified, material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price.

Allego is required to provide management’s attestation on internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. The standards required for a public company under the Sarbanes-Oxley Act are significantly more stringent than those previously required of Allego as a privately-held company. Management has not been able to effectively implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements of the Sarbanes-Oxley Act which may subject it to adverse regulatory consequences or restatements of its consolidated financial statements and could harm investor confidence.

•  Allego has begun implementing a plan to remediate these material weaknesses; however, its overall control environment is still immature and may expose it to errors, losses or fraud. These remediation measures are ongoing and include hiring additional IT, accounting and financial reporting personnel and implementing additional policies, procedures and controls.

•  Engage with third-party advisors to assist implement controls and procedures timely and effectively.

Financial position and reporting

12

Inadequate access to capital from external sources at commercially acceptable/favorable terms resulting in an inability to invest in organic growth and/or business acquisitions.

If Allego cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If Allego raises funds through the issuance of debt securities or through loan arrangements, the terms of such arrangements could require significant interest payments, contain covenants that restrict Allego’s business, or other unfavorable terms.

•  Actively managing relationships with all relevant stakeholders, including existing shareholders, potential new investors/partners and financial institutions.

•  Managing cash prudently, without jeopardizing strategic progress or compromising the safety of employees or the security of the company’s technologies and freedom to operate.

•  Constantly monitoring the national/international grant landscape for new opportunities. Actively monitoring commitments and compliance under grant programs.

•  Maintaining dialogue with banks and prospective investors and actively seeking strategic opportunities to raise new funding, and obtaining the flexibility to raise new equity when market conditions are optimal.

13

Financial statements contain material misstatements, leading to a loss of confidence in the accounts by key external and internal users.

Allego must comply with financial reporting requirements. Material misstatements in reporting could lead to a loss of confidence in the accounts by key external and internal users and significantly affect Allego’s reputation and/or its stock market value.

•  Maintaining corporate accounting policies and making them available across the company.

•  Our control framework includes financial reporting controls for compliance with IFRS.

•  Ensuring the Finance function has appropriate and adequately skilled staff, clear policies, processes and consistent standards rolled out to drive quality.

•  Engage with third-party advisors to understand evolving accounting and financial reporting requirements in place.

•  Configurations of the financial IT system are being performed to ensure IT system facilitates a strong automated control environment.

•  The Group’s financial statements are audited by an external auditor.

Laws and regulations

14

Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks

Allego’s operations are within the European Union and in the United Kingdom, and it maintains contractual relationships with parts and manufacturing suppliers in Asia, directly or indirectly through its suppliers. Allego also intends to expand into other EEA countries. Managing this global presence and expansion in Europe requires additional resources and controls, and could subject Allego to certain risks, associated with international operations.

As a result, Allego’s current expansion efforts and any potential future international expansion efforts may not be successful.

•  Regularly update the policy framework with procedures and internal controls that are designed to ensure compliance with certain critical company standards and regulations.

•  Regularly engaging with the relevant regulatory bodies and other stakeholders.

•  Diligently and swiftly acting upon observations and recommendations made during inspections by line management, staff, consultants and relevant regulatory bodies.

•  Monitoring and adapting to relevant (changes in) rules and regulations.

•  Maintaining a dialogue with authorities, where possible.

15	Fraud, bribery, corruption and money laundering (or non-compliance of laws and regulations) Allego may be subject and/or exposed to Fraud, bribery, corruption and money laundering.

•  Clearly setting the tone at the top that any fraud is not tolerated.

•  Managing a stringent approach to fraud, bribery and corruption with internal controls, coordinated by the Finance and Legal teams.

•  Implementing segregation of duties and other internal control activities.

•  Continuous awareness communication and training.

•  Allego has a whistleblower procedure in place to safely report any suspicion of non-compliance with our ethics code. Following a report, any potential violation will be investigated.

•  Including clauses on fraud and appropriate remedial actions in many different agreements the company enters into.

•  Including clauses on anti-bribery, corruption, anti-money laundering clauses and appropriate remedial actions in many different agreements the company enters into.

•  Allego has an Anti-Money Laundering, Anti-Bribery and Anti-Corruption Policy in place.

•  Allego performs regular risk assessments on corruption, bribery and anti-money laundering and reports those assessments to the Audit Committee on a regular basis.

3.2. Financial instrument risk management policy

Financial instruments

The Group’s primary financial instruments, not being derivatives, serve to finance the Group’s operating activities or directly arise from these activities. The Group’s policy is not to trade in financial instruments for speculative purposes. The Group considers that the carrying amount of these financial instruments approximates their fair value (excl. long-term borrowings). The principal risks arising from the Group’s financial instruments are as follows:

Liquidity risk

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until December 31, 2025, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks and the shareholder. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.

Note 2.2 of the consolidated financial statements provides more information on the outcome of the liquidity forecasts performed by management and the Group’s going concern assessment.

Interest rate risk

The Group has long term variable interest bearing loans. To mitigate this risk the group has acquired interest rate cap products. Changes in interest percentages could have an impact on the fair value of these loans and are monitored on periodic basis. The Group does not apply hedge accounting.

Credit risk

The Group has been predominantly contracting industrial customers of sound commercial standing and their payment behavior was generally good. In a limited number of cases the Group was unable to fulfil the requirements of its customers to provide a financial guarantee in order to qualify for a prepayment. Furthermore, the Group has a strict policy of cash collection. Therefore, the credit risk is considered to be limited.

Currency risk

The largest part of the Group’s assets, liabilities, income and expense are denominated in euro therefore currency risk is deemed to be limited. The Group also has limited activities outside the Eurozone (UK), however due to the fact that these activities are small, the currency risk related to these activities are deemed immaterial.

Investments price risk

The Group holds an investment in equity securities classified as fair value through other comprehensive Income (FVOCI), which is subject to price risk. Price risk arises from various factors such as market conditions and economic indicators which can cause fluctuations in the fair value of these investments. The price risk is mitigated by monitoring quarterly valuation updates and forecasts of future cash flows and aligning the business strategy accordingly.

Commodities price risk

The Group’s exposure to commodities price risk arises from fluctuations in the energy market prices. These price fluctuations can be influenced by various factors, such as changes in energy supply and demand, government policies, and market dynamics. To mitigate price risk, the Group entered to long-term fixed price PPAs for wind and solar energy, with the aim to cover at least 80% of the Group’s electricity supply with these agreements.

For more information on the primary risks arising from the Group’s financial instruments and financial risk management, see Note 33 (Financial risk management) in the consolidated financial statements.

4 Controls and procedures

4.1. Risk management and control systems

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation and audit of our consolidated financial statements as of and for the years ended December 31, 2023 and 2022, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

A remediation project has been set in place to remediate the internal controls according to the design. The remediation of the controls design and effectiveness is currently in progress. Allego described but did not adequately maintain an effective control environment commensurate with the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which was used to assess the effectiveness of the internal control over financial reporting.

Management identified the following material weaknesses:

•

Allego did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training, including supervision of external consultants, to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.

•

Allego did not adequately maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.

•

Allego did not adequately maintain controls over the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related parties.

•

Allego did not adequately document controls over certain information technology (“IT”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

The material weakness related to formal accounting policies, procedures and controls resulted in adjustments to several accounts and disclosures. The IT deficiencies did not result in a material misstatement to the consolidated and company financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting financial statement accounts and disclosures that would not be prevented or detected. Each of these material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Allego has begun implementing a plan to remediate these material weaknesses. In the second half of 2023, Allego has hired several senior accounting and finance personnel with IFRS and financial reporting experience allowing for the replacement of all temporary accounting and finance staff. This will not only support the company in enhancing controls over routine processes but also in the accounting for more technical topics in its financial statements. Also in 2023, the Company enhanced the policies and procedures over the identification and disclosure of related party transactions. In 2023, Allego has also started to implement improved IT systems to support a faster, more efficient and higher quality financial closing process. Lastly, Allego has initiated the implementation of a Sarbanes Oxley (SOx) framework, including IT general controls, through which it aims to improve its financial controls over all processes.

Allego currently cannot estimate when it will be able to remediate the material weaknesses noted above in full and it cannot, at this time, provide an estimate of the costs it expects to incur in connection with implementing the plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its financial statements, the financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.

Other than as described herein, no other changes in our internal control over financial reporting occurred during the financial year ended December 31, 2023 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

4.2. In control statement

On the basis of reports and information provided to the Board and its committees, the Board is of the opinion that:

a.

this board report provides sufficient insight into any failings in the effectiveness of the Company’s risk management and control systems with respect to strategic, operational, compliance and reporting risks;

b.

the Company’s risk management and control systems do not provide reasonable assurance that the Company’s financial reporting does not contain material inaccuracies because of the material weaknesses described above;

c.	based on the Company’s state of affairs as at the date of this report, it is justified that the Company’s financial reporting is prepared on a going concern basis; and

d.

this board report states the material strategic, operational, compliance and reporting risks and uncertainties that the Company faces, to the extent they are relevant to the expectation of the Company’s continuity for a period of twelve months after the date of this report.

5 Corporate governance

5.1. Dutch Corporate Governance Code

The Dutch Corporate Governance Code (the “DCGC”) of 2016 applied to the Company as of the completion of our listing in March 2022. The DCGC has been updated in the course of 2022, with effect from January 1, 2023. Therefore the updated DCGC applies to us as from the fiscal year 2023, included as such in this report. The text of the DCGC can be accessed at http://www.mccg.nl.

Except as set out below, during the fiscal year to which this report relates, the Company complied with the principles and best practice provisions of the DCGC, to the extent that these are directed at the Board.

Independence of the Board (best practice provision 2.1.7(ii), 2.1.7(iii) and 5.1.1)

The DCGC recommends that, for each shareholder or group of affiliated shareholders, who directly or indirectly hold more than ten percent of our issued share capital, there should be no more than one member of our Board who is affiliated with that shareholder or group of shareholders. Furthermore, the DCGC recommends that, less than half of the total number of our non-executive directors should be not independent within the meaning of the DCGC. At the date of this report, Meridiam holds indirectly more than ten percent of our issued share capital and four non-executive directors of our Board (including one temporary non-executive director of our Board) are directly affiliated with Meridiam. Consequently, half (instead of less than half) of the total number of our non-executive directors (in each case including our temporary non-executive director) are not independent within the meaning of the DCGC.

Composition of the committees (best practice provision 2.3.4.)

The DCGC recommends that more than half of the members of the audit committee, the compensation committee and the nominating and corporate governance committee should be independent within the meaning of the DCGC. More than half of the members of our audit committee are independent within the meaning of the DCGC. However, more than half of the members of our compensation committee and more than half of the members of our nominating and corporate governance committee are currently not independent within the meaning of the DCGC.

Remuneration (best practice provisions 3.1.2 and 3.3.2)

The DCGC recommends against providing equity awards as part of the compensation of a non-executive director. However, we may deviate from this recommendation and grant equity awards to our non-executive directors, consistent with U.S. market practice. Our long-term incentive plan (the “Plan”) allows us to set the terms and conditions of equity awards granted thereunder. Under the Plan, we may grant shares that are not subject to a lock-up period of at least five years after the date of grant, and we may grant options without restricting the exerciseability of those options during the first three years after the date of grant.

Majority requirements for dismissal and setting-aside binding nominations (best practice provision 4.3.3)

Under our articles of association, our directors are appointed on the basis of a binding nomination prepared by our Board. This means that the nominee will be appointed unless the general meeting removes the binding nature of the nomination (in which case a new nomination will be prepared for a subsequent general meeting). Our articles of association provide that the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. However, the DCGC recommends that the general meeting can pass such a resolution by simple majority, representing no more than one-third of the issued share capital.

Under our articles of association, our directors can only be dismissed by the general meeting by simple majority, provided that our Board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. The DCGC recommends that the general meeting can pass a resolution to dismiss a director by simple majority, representing no more than one-third of the issued share capital.

Independence of the chair of the Board (best practice provision 5.1.3)

Jane Garvey serves as chair of the Board, although she is not independent within the meaning of the DCGC. The Board believes that Jane Garvey is the best person to lead the Board based on, among other considerations, her experience across both public and private operations of the transportation sector.

5.2. Code of business conduct and ethics and other corporate governance practices

The Company has adopted a code of business conduct and ethics which can be accessed at https://ir.allego.eu/corporate-governance/governance-documents. Next to the code of business conducts and ethics, the Company has a whistle-blower policy in place. The Company does not voluntarily apply other formal codes of conduct or corporate governance practices.

5.3. General meeting

Functioning of the General Meeting

Annually, at least one general meeting of the Company (the “General Meeting”) must be held. This annual General Meeting must be held within six months after the end of the Company’s fiscal year. A General Meeting must also be held within three months after the Board has decided that it is likely that the Company’s equity has decreased to or below 50% of its paid up and called up share capital. In addition, without prejudice to the best practice provisions of the DCGC with respect to invoking a ‘response period’ or the provisions under Dutch law with respect to invoking a ‘cooling-off period’, a General Meeting must be held when requested by one or more shareholders and/or others with meeting rights under Dutch law collectively representing at least 10% of the Company’s issued share capital, provided that certain criteria are met. Any additional General Meeting shall be convened whenever the Board would so decide. Each General Meeting must be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle.

For purposes of determining who have voting rights and/or meeting rights under Dutch law at a General Meeting, the Board may set a record date. The record date, if set, shall be the 28th day prior to that of the General Meeting. Those who have voting rights and/or meeting rights under Dutch law on the record date and are recorded as such in one or more registers designated by the Board shall be considered to have those rights at the General Meeting, irrespective of any changes in the composition of the shareholder base between the record date and the date of the General Meeting. The Company’s articles of association require shareholders and others with meeting rights under Dutch law to notify the Company of their identity and their intention to attend the General Meeting. This notice must be received by the Company ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such General Meeting is convened.

Powers of the General Meeting

All powers that do not vest in the Board pursuant to applicable law, the Company’s articles of association or otherwise, vest in the Company’s general meeting (the “General Meeting”). The main powers of the General Meeting include, subject in each case to the applicable provisions in the Company’s articles of association:

a.	the appointment, suspension and dismissal of Directors;

b.	the approval of certain resolutions of the Board concerning a material change to the identity or the character of the Company or its business;

c.	the reduction of the Company’s issued share capital through a decrease of the nominal value, or cancellation, of ordinary shares in its capital;

d.	the adoption of the Company’s statutory annual accounts;

e.	the appointment of the Dutch independent auditor to examine the Company’s statutory annual accounts;

f.	amendments to the Company’s articles of association;

g.	approving a merger or demerger by the Company, without prejudice to the authority of the Board to resolve on certain types of mergers and demergers if certain requirements are met; and

h.	the dissolution of the Company.

In addition, the General Meeting has the right, and the Board must provide, any information reasonably requested by the General Meeting, unless this would be contrary to an overriding interest of the Company.

Shareholder rights

Each ordinary share in the Company’s capital carries one vote. Shareholders, irrespective of whether or not they have voting rights, have meeting rights under Dutch law (including the right to attend and address the General Meeting, subject to the concept of a record date as described in the section ‘Functioning of the General Meeting’). Furthermore, each ordinary share in the Company’s capital carries an entitlement to dividends and other distributions as set forth in the Company’s articles of association. Pursuant to the Company’s articles of association, any such dividend or other distribution shall be payable on such date as determined by the Board and the Board may also set a record date for determining who are entitled to receive any such dividend or other distribution (irrespective of subsequent changes in the shareholder base). The record date for dividends and other distributions shall not be earlier than the date on which the dividend or other distribution is announced. In addition, shareholders have those rights awarded to them by applicable law.

5.4. Board

The Board is charged with managing the Company’s affairs, which includes setting the Company’s policies and strategy. Our executive director is charged primarily with the Company’s day-to-day business and operations and the implementation of the Company’s strategy. Our non-executive directors are charged primarily with the supervision of the performance of the duties of the Board. Each director is charged with all tasks and duties of the Board that are not delegated to one or more other specific directors by virtue of Dutch law, the Company’s articles of association or any arrangement catered for therein (e.g., the internal rules of the Board). In performing their duties, our directors shall be guided by the interests of the Company and of the business connected with it.

As at December 31, 2023, the Board was composed as follows:

Name and age	Gender identity	Nationality	Date of initial appointment	Expiration of current term of office	Attendance rate at meetings of the board
M.J.J. Bonnet (50)*	M	French	March 16, 2022	AGM 2025	100%
J.C. Garvey (80)**	F	American	March 16, 2022	AGM 2024	100%
C. Vollmann (46)**	M	German	March 16, 2022	AGM 2026	100%
J.E. Prescot (65)**	F	British	March 16, 2022	AGM 2025	100%
T.J. Maier (65)**	M	German	March 16, 2022	AGM 2026	100%
P.T. Sullivan (64)**	M	American	March 16, 2022	AGM 2024	100%
R.A. Stroman (72)**	M	American	March 16, 2022	AGM 2025	100%
T.E. Déau (54)**	M	French	June 30, 2023	AGM 2026	75%
M. Muzumdar (41)***	M	French	December 20, 2023***	AGM 2024	25%

*	Executive director
**	Non-executive director
***

Mr M. Muzumdar was appointed as temporary non-executive director on December 20, 2023. He was appointed to replace Mr J.M. Touati, who resigned as per October 18, 2023. As a result, Mr M. Muzumdar only attended one board meeting.

Executive director

Mathieu Bonnet joined Allego in 2019 as Chief Executive Officer. Before Allego, he founded a group of energy companies including E6, a European energy management platform for renewable energy. Mr. Bonnet also served as Chief Executive Officer of Compagnie Nationale du Rhône (“CNR”), the second biggest hydro company in France. Prior to CNR, he worked for Electrabel in Belgium, where he was in charge of outage management, and the Ministry of Industry, where he was in charge of implementing programs for small-and-medium-size enterprise development in the Provence region. Additionally, he spent several years in the United States, working on commercial bilateral issues between the United States and France and leading programs to sustain French exports in the United States. Mr. Bonnet graduated from Ecole Polytechnique in 1993, where he ranked first in mathematics, and Ecole des Mines de Paris in 1996. He also holds a Masters of Nuclear Engineering from the Université Catholique de Louvain.

Non-executive directors

Jane Garvey has served as a director on our Board since Closing and has served as the Global Chairman of Meridiam Infrastructure, a global investor and asset manager specializing in long-term public infrastructure projects, since August 2009. Before Meridiam, Ms. Garvey was the 14th Administrator of the Federal Aviation Administration (“FAA”) from August 1997 to August 2002, where she led the FAA through the formidable events of September 11, 2001 and through many safety and modernization milestones. She also served as the Acting Administrator and Deputy Administrator of the Federal Highway Administration. After leaving public service, Ms. Garvey led the U.S. Public/Private Partnerships advisory group at JP Morgan, where she advised states on financing strategies to facilitate project delivery for state governments. She joined the board of United Airlines Holdings, Inc. in 2016 and served as chairman of the board from 2017 until 2019. Ms. Garvey has served as a member of the board of Blade Urban Mobility since 2020.

Christian Vollmann has served as a director on our Board since Closing and is an entrepreneur and angel investor who has made 75 angel investments since 2005. Mr. Vollmann is currently an executive director at Good Hood GmbH. His most recent venture is nebenan.de, Germany’s leading social neighborhood network. Before nebanan.de, Mr. Vollmann built iLove.de into Germany’s leading dating service at the start of the millennium, founded the online video portal MyVideo.de and co-founded Affinitas (now Spark Networks), a global leader in online dating with activities in 29 countries. Mr. Vollmann serves as the Vice Chairman of the board of directors of Linus Digital Finance AG and is a Venture Partner and Member of the Investment Committee of PropTech1 Ventures. Mr. Vollmann advises the German Federal Ministry of Economics as Chairman of the Advisory Board Young Digital Economy and advocates for the interests of startups as Vice-Chairman of the German Startups Association.

Julia Prescot has served as a director on our Board since Closing and has been a co-Founder of Meridiam since 2005 and currently serves as Chief Strategy Officer. Before Meridiam, Ms. Prescot was a Senior Director at HBOS, London. Prior to HBOS, she served as a Director and Head of Project Advisory at Charterhouse Bank and a Director and Head of Project Finance at Hill Samuel Bank. Ms. Prescot has served as the chair of London-based Neuconnect Limited, a company developing a major energy interconnector between the United Kingdom and Germany, since 2017 and has served on the board of Fulcrum Infrastructure Group since 2007. Ms. Prescot was a non-executive director for InfraCo Asia Investments between 2016 and 2018 and the Emerging Africa Infrastructure Fund from 2015 to 2018. Ms. Prescott is a Commissioner for the UK’s National Infrastructure Commission, a member of the UK’s Investment Council, a member of the Advisory Panel of Glennmont Partners and a non-executive director at the Port of Tyne. She is currently on the board of P4G, a multilateral organization focused on environmental public-private partnerships, and is an Honorary Professor at University College London.

Thomas Josef Maier has served as a director on our Board since Closing and currently serves as a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier has been a member of the Advisory Board of Stirling Infrastructure Partners since April 2021. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.

Patrick T. Sullivan has served as a director on our Board since Closing and served as a partner at PricewaterhouseCoopers LLP (“PwC”) from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan obtained his B.S. in Business Administration from the University of Maryland.

Ronald Stroman has served as a director on our Board since Closing and is currently serving on the United States Postal Service Board of Governors (the “U.S. Postal Board”), a position he was appointed to by President Joseph Biden and confirmed by the Senate, with his current term expiring on December 8, 2028. Mr. Stroman also serves on the U.S. Postal Board Audit and Finance Committee and Operations Committee. Previously, Mr. Stroman served as the 20th Deputy Postmaster General (“DPMG”), the second-highest ranking postal executive, from March 2011 until his retirement in June 2020. While serving as DPMG, Mr. Stroman was directly responsible for the Postal Service functions of Government Relations and Public Policy, International Postal Affairs, Sustainability, and the Judicial Officer Department. Mr. Stroman also had more than 30 years of professional experience in government, legislative affairs and leadership before becoming DPMG. Mr. Stroman earned his undergraduate degree from Manhattan College and his Juris Doctorate from Rutgers University Law Center.

Thierry Déau has served as a temporary director of our Board since October 13, 2022 and was appointed by the Annual General Meeting as per June 30, 2023 and is Chairman and Chief Executive Officer of Meridiam. He founded Meridiam, an independent investment firm specialized in the development, financing and management of long-term and sustainable infrastructure projects in 2005. Managing over $19 billion of assets, the firm has to date more than 100 projects under development, construction or in operation. Prior to Meridiam, Mr. Déau worked for France’s Caisse des Dépôts et Consignations where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Mr. Déau is currently a board member of Fondation des Ponts, Chairman of Archery for Inclusive Leadership and founder of Africa Infrastructure fellowship program Foundation (AIFP Foundation). In addition, he is a founding member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, a member of Prince of Wales’ Sustainable Markets Council for the Commonwealth, and honorary chairman of the Long Term Infrastructure Association (LTIIA). Mr. Déau graduated from École Nationale des Ponts et Chaussées engineering School.

Matthieu Muzumdar was appointed as a temporary director since December 20, 2023 and is a Partner and Deputy CEO responsible for Europe Investment and Investor Relations at Meridiam. He joined Meridiam in 2011 as an Investment Director with a focus on project development in Europe. From 2013 onwards, he was Investor Relations Director, before moving into the role of Chief Operating Officer Europe in 2018 and was appointed Deputy CEO in 2023. Before joining Meridiam Mr. Muzumdar worked for the French Ministry of Transport as head of concession operations. Mr, Muzumdar graduated from the Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées in Paris. He has been teaching project finance at the Ecole Nationale des Ponts et Chaussées (ENPC) since 2009 and was in 2016-2017 the inaugural program director for the Infrastructure Project Finance Advanced Master Degree’s program at the ENPC.

All of our non-executive directors, except for Mr T.E. Déau, Ms J.C. Garvey, Mr J.E. Prescot and Mr M. Muzumdar, are independent within the meaning of the DCGC. These non-executive directors of our Board are affiliated with Meridiam that holds indirectly more than ten percent of the Company’s issued share capital. In other words Mr C Vollmann, Mr T.J. Maier, Mr R.A. Stroman and Mr P.T. Sullivan are independent non-executive directors.

5.5. Committees

General

The Board has established an audit committee, a compensation committee and a nomination and corporate governance committee and a strategy and business committee. Each committee operates pursuant to its charter.

As at December 31, 2023, the committees were composed as follows:

Name	Audit committee (and attendance rate)	Compensation committee (and attendance rate)	Nomination and corporate governance committee (and attendance rate)	Strategy and business committee
M.J.J. Bonnet				X (100% attendance)
J.C. Garvey		X (100% attendance)	X (100% attendance)
C. Vollmann				X (100% attendance)
J.E. Prescot		X (100% attendance)	X (100% attendance)*	X (100% attendance)
T.J. Maier	X (100% attendance)
P.T. Sullivan	X (100% attendance)	X (100% attendance)*	X (100% attendance)
R.A. Stroman	X (100% attendance)*
T.E. Déau
M. Muzumdar**		X (100% attendance)	X (100% attendance)	X (100% attendance)*

*	Chair
**	Mr Muzumdar was appointed on December 20, 2023 and he attended one meeting per committee.

Audit committee

The responsibilities of our audit committee include:

a.

preparing the decision-making of the Board regarding the supervision of the integrity and quality of the Company’s financial and sustainability reporting and the effectiveness of the Company’s risk management and control systems;

b.

monitoring the Board with respect to (i) the relations with, and the compliance with recommendations and follow-up of comments made by, the Company’s internal audit function, the Dutch independent auditor and, if relevant, other external parties involved in the audit of the Company’s sustainability reporting, (ii) the Company’s funding, (iii) the application of information and communication technology by the Company, including risks relating to cybersecurity and (iv) the Company’s tax policy;

c.	issuing recommendations concerning the appointment and the dismissal of the head of the Company’s internal audit function;

d.	reviewing and discussing the performance of the Company’s internal audit function;

e.	reviewing and discussing the Company’s audit plan with the Company’s internal audit function and the Dutch independent auditor;

f.	reviewing and discussing the audit results with the Company’s internal audit function and the external auditor:

g.	reviewing and discussing certain matters with the Dutch independent auditor:

h.	determining whether and, if so, how the Dutch independent auditor should be involved in the content and publication of financial reports other than the Company’s financial statements;

i.	reviewing and discussing the effectiveness of the design and operation of the Company’s risk management and control systems;

j.

advising the Board regarding the nomination of the Dutch independent auditor for (re)appointment or dismissal and preparing the selection of the Dutch independent auditor for such purpose, as relevant; and

k.

submitting proposals to the Board concerning the engagement of the Dutch independent auditor to audit the Company’s financial statements, including the scope of the audit, the materiality to be applied and the auditor’s compensation.

During the fiscal year to which this report relates, our audit committee met eleven times in order to carry out its responsibilities. The main items discussed at those meetings included the quarterly financial reports; accounting, legal and tax matters; risks associated with Allego’s business, including IT risks; the company’s internal risk management and control systems; strategic risk assessment; hedging of increasing energy costs; funding strategy; refinancing of the debt facility; Related Party Transactions Policy and Process; the audit of Allego Holding B.V.’s 2021 financial statements; and the 2022 audit plan for Allego N.V.

Compensation committee

The responsibilities of our compensation committee include:

a.	submitting proposals to the Board concerning changes, as relevant, to the Company’s compensation policy (the “Compensation Policy”);

b.	submitting proposals to the Board concerning the compensation of individual Directors; and

c.	preparing the disclosure included in this report on the Company’s compensation practices.

During the fiscal year to which this report relates, our compensation committee met four times in order to carry out its responsibilities. The main items discussed at those meetings included executive remuneration; the employees & executives long term incentive plan; and director cash and equity compensation.

Nominating and corporate governance committee

The responsibilities of our nominating and corporate governance committee include:

a.	drawing up selection criteria and appointment procedures for our directors;

b.	reviewing the size and composition of the Board and submitting proposals for the composition profile of the Board;

c.	reviewing the functioning of individual directors and reporting on such review to the Board;

d.	drawing up a plan for the succession of our directors;

e.	submitting proposals for (re)appointment of our directors; and

f.	supervising the policy of the Board regarding the selection criteria and appointment procedures for the Company’s senior management.

During the fiscal year to which this report relates, our nominating and corporate governance committee met one time in order to carry out its responsibilities. The main items discussed at this meeting included board composition, appointment procedures for directors and board diversity.

Strategy and business committee

The responsibilities of our strategy and business committee include:

a.	preparing the business plan including a gap analyses;

b.	formulating and recording the Company’s objectives mentioned in the business plan;

c.	reporting about strategic developments;

d.	overseeing the Company’s strategy and business development; and

e.	submitting proposals to the Board and reviewing possible acquisitions, divestments, joint ventures and other corporate alliances of the Company.

During the fiscal year to which this report relates, our strategy and business committee met one time in order to carry out its responsibilities. The main items discussed at this meeting included the Company’s strategy; funding strategy; and business development.

5.6. Evaluation

During the fiscal year to which this report relates, the Board has evaluated its own functioning, the functioning of the committees of the Board, and that of the individual directors on the basis of self-evaluation. These evaluations were distributed to, completed by, and discussed by the directors in executive sessions amongst themselves in which, amongst others, board performance was discussed. As part of these evaluations, the Board has considered (i) substantive aspects, mutual interaction, (ii) events that occurred in practice from which lessons may be learned and (iii) the desired profile, composition, competencies and expertise of the Board, including its governance effectiveness as well as the fiduciary duties of the Board in relation to the business. These evaluations are intended to facilitate an examination and discussion by the Board of its effectiveness and areas for improvement. Based on these evaluations, it was observed that a more structured approach to governance was achieved, and the board will continue to make improvements on governance effectiveness. The Board has concluded that it considers itself to be involved and engaged with the business. Furthermore, the Board has noted that there is a substantial frequency of (committee) meetings with a high attendance rate. The Board has concluded that it is functioning properly.

5.7. Diversity and inclusion

The Company is committed to fostering a culture of diversity and inclusion, which is formalized through a diversity and inclusion policy. The policy aims to promote diversity at all levels, but sets specific objectives with respect to the composition of the Board, executive committee (if established) and senior management. The Company is committed to supporting, valuing and leveraging the value of diversity. However, the importance of diversity, in and of itself, should not set aside the overriding principle that someone should be recommended, nominated and appointed for being “the right person for the job”. The Company believes that it is important for the Board to represent a diverse composite mix of personal backgrounds, experiences, qualifications, knowledge, abilities and viewpoints, but does not set a specific target in this respect. The Company seeks to combine the skills and experience of long-standing members of the Board with the fresh perspectives, insights, skills and experiences of new members. To further increase the range of viewpoints, perspectives, talents and experience within the Board, the Company strives for a mix of ages in the composition of those bodies. Furthermore, the Company has set in its diversity and inclusion policy concrete, suitable and ambitious objectives in order to achieve an appropriate balance in gender diversity and other relevant diversity and inclusion aspects with respect to the composition of the Board, executive committee (if established) and senior management.

The Company recognizes and welcomes the value of diversity with respect to age, gender, race, ethnicity, nationality, sexual orientation and other important cultural differences. The Company is committed to seeking broad diversity in the composition of the Board and will consider these attributes when evaluating new candidates in the best interests of the Company and its stakeholders. In terms of experience and expertise, the Company intends for the Board to be composed of individuals who are knowledgeable in one or more specific areas detailed in the Company’s diversity and inclusion policy. Allego’s culture is inclusive, promoting gender balance and respecting the contribution of all employees regardless of gender, age, race, disability or sexual orientation. We will continue to apply this principle when new Board and management position appointments are made. The Company aims to achieve representation within the group of non-executive directors of at least 30% of men and at least 30% of women by 2027 and to achieve representation within the executive committee (if established) and within senior management of at least 40% of men and at least 40% of women by 2026. No individual targets have been set for executive directors, as there is only one executive director on the Board.

Allego reports on diversity to the Sociaal Economische Raad (i.e. the Social Economic Council of the Netherlands, or SER), including the action plan to achieve these results. Amongst other initiatives, the HR department will evaluate its hiring practices on a yearly basis. During the recruitment process, as well as in vacancy profiles, an undertaking is made to opt for a diverse and balanced candidate profile. Any recruitment efforts are made with a wide target audience to ensure the potential for a large pool of candidates. The Board of Allego is responsible for meeting the goals that have been set. Senior management has already expanded, with more women have joining the senior management in 2023 compared to the end of 2022.

As at December 31, 2023, the Board had eight non-executive directors, of whom six are male and two are female. Allego has defined its senior management, or management positions as the Executive Board, business line directors and directors. As at December 31, 2023, there were 20 employees in management positions, of whom 18 are male and 2 are female.

5.8. Corporate values, culture and code of business conduct and ethics

We have a code of business conduct and ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards, as well as numerous internal and external policies dealing with corporate values, codes of conduct, ethics and culture. In 2023, the policies concerning these topics have been amended and new policies have been implanted highlighting the culture of Allego. The principles and best practices established in the Code of Conduct reflect the corporate culture that the Board wants to embed in the day-to-day routines of all employees and contribute to sustainable long-term value creation of the Company and its stakeholders. We believe our code of business conduct and ethics is effective.

6 Remuneration report

This remuneration report outlines the implementation of the Compensation Policy for the executive and non-executive members of the Board of Allego N.V. for the financial year ended December 31, 2023.

6.1. Compensation policy

Pursuant to Section 2:135(1) DCC, the General Meeting has adopted a Compensation Policy. The Compensation Policy is designed to contribute to the Company’s strategy, long-term interests and sustainability by:

a.

attracting, retaining and motivating highly skilled individuals with the qualities, capabilities, profile and experience needed to support and promote the growth and sustainable success of the Company and its business;

b.

driving strong business performance, promoting accountability and incentivizing the achievement of short and long-term performance targets with the objective of furthering sustainable long-term value creation in a manner consistent with the Company’s identity, mission and values;

c.	assuring that the interests of the Directors are closely aligned to those of the Company, its business and its stakeholders; and

d.

ensuring overall market competitiveness of the Compensation Packages, while providing the Board sufficient flexibility to tailor the Company’s compensation practices on a case-by-case basis, depending on the market conditions from time to time.

We believe that this approach and philosophy benefits the realization of the Company’s (sustainable) long-term objectives while keeping with the Company’s risk profile.

6.2. Compensation of directors

The remuneration of the individual members of the Board of Directors is proposed by the compensation committee, within the framework of the Compensation Policy. In determining the level and structure of the compensation of the directors in the fiscal year to which this report relates relevant scenario analyses carried out in advance have been considered. Such analyses have been discussed in executive sessions and compensation committee meetings in which certain scenarios and outcomes were presented and discussed.

Currently, Allego pays Non-Executive Directors an annual base fee of $100,000 payable per annum. A committee chair is entitled to an additional fee of $25,000 for the additional duties and responsibilities related to that role, payable per annum.

Allego also pays each Non-Executive Director serving on one of Allego’s committees of the board an additional fee as set forth below:

•	Audit Committee—$25,000 (chairperson), $10,000 (other members)

•	Compensation Committee—$25,000 (chairperson), $10,000 (other members)

•	Nominating and Corporate Governance Committee—$25,000 (chairperson), $10,000 (other members)

The Board shall submit proposals concerning compensation arrangements for the Board in the form of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares to the General Meeting for approval. This proposal must at least include the number of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares that may be awarded to the Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

Long Term Incentive Plan

The Board and the Compensation Committee approved the general framework for the Long-Term Incentive Plan (“LTIP”) on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Board meetings. On December 20, 2022, the Board approved a detailed plan for the LTIP for future years.

The following tables summarize the compensation received by the executive member of the Board for the year ended December 31, 2023:

Executive director (in €‘000)	Base compensation (1)	Additional benefits	Pension expenses	Share- based payments(2)	Total
M.J.J. Bonnet (CEO)	604	—	—	3,751	4,355

1.

Base compensation represents the cash compensation paid annually to our CEO and statutory director (or his companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.

2.

Share-based compensation includes payments made by Allego under the Long-Term Incentive Plan (“LTIP”) described below. For details related to the specific share-based compensation received, refer to Note 11.4. Certain of Allego’s executive officers have received and may in the future receive share-based compensation related to the Second Special Fees Agreement from E8 Investor, including in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see Note 36.3 of the consolidated financial statements.

Under the LTIP, Mr Bonnet was granted LTIP Performance Options based on company performance in financial year 2022 and LTIP Performance Options based on company performance in financial year 2023. The number of LTIP Performance Options issued under the LTIP is based on four equally-weighted performance criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the board of directors. The targets for the performance criteria are set annually. We believe that the plan is designed to encourage good performance over time and supports the objectives of long-term sustainable value creation.

As displayed below, the LTIP Performance Options will not vest until the first quarter of 2025 and the first quarter of 2026, for the LTIP Performance Options based on company performance in financial years 2022 and 2023, respectively. The target number of LTIP Performance Options granted based on company performance in financial year 2022 was determined in line with the known level of completion of the performance criteria for that financial year. The completion was 100% for all performance criteria. The target number of LTIP Performance Options granted based on company performance in financial year 2023 was determined based on a target level of completion of 100% of the performance criteria for that financial year (to be adjusted according to actual level of completion of performance criteria). The number of LTIP Performance Options based on financial year 2023 company performance expected to vest is estimated to be 471,772 options, in accordance with the expected level of completion (i.e. partial achievement) of the performance criteria as at December 31, 2023.

Set out below is a summary of the target number and exercise price of LTIP Performance Options granted to Mr. Bonnet:

2023

	Average exercise price per LTIP Performance Option (in €)	Target number of LTIP Performance Options
As at January 1	—	—
Granted during the period	0.12	1,225,411
Exercised during the period	—	—
Forfeited during the period	—	—
As at December 31	0.12	1,225,411
Vested and exercisable at December 31	—	—

The LTIP Performance Options outstanding granted to Mr. Bonnet at the end of the reporting period have the following expiry dates and share prices:

	Grant date	Vesting date	Expiry date	Share price on grant date (in €)	Share price on vesting date (in €)	Target number of options December 31, 2023
LTIP Performance Options (2022)	April 12, 2023	April 12, 2025	April 12, 2032	1.95	—	455,116
LTIP Performance Options (2023)	January 1, 2023	April 12, 2026	April 12, 2033	2.94	—	770,295

For further details about the LTIP, refer to Note 11.4 (Long-Term Incentive Plan) to the consolidated financial statements.

The following table summarize the compensation received by the non-executive members of the Board for the year ended December 31, 2023:

Non-executive directors (in €‘000)	Board of directors membership	Committee membership	Share-based payments***	Total
J.C. Garvey*	—	—	—	—
J.M. Touati**	—	—	—	—
C. Vollmann	94	9	415	518
J.E. Prescot*	—	—	—	—
T.J. Maier	94	9	415	518
P.T. Sullivan	94	42	415	551
R.A. Stroman	94	23	415	532
T.E. Déau*	—	—	—	—
M. Muzumdar*	—	—	—	—
Total	376	83	1,660	2,119

*

Please note that Ms. Jane Garvey, Mr. Julien Touati, Ms. Julia Prescot, Mr. Thierry Déau and Mr. Matthieu Muzumdar are employed by Meridiam SAS and did not receive compensation for their Board activities.

**	Mr. Julien Touati resigned on October 18, 2023.
***	Share-based compensation includes payments made by Allego under the LTIP.

During 2023, four non-executive directors were granted 238,203 RSUs per person under the LTIP on May 24, 2023 (grant date). 166,742 RSUs per non-executive director were not subject to any vesting conditions and vested fully on the grant date. 71,461 RSUs per non-executive director have a vesting period of one year and have vested on May 23, 2024, subject to continuous involvement within the board of directors until the vesting date. The assessed fair value of RSUs granted during the period ended 2023, was €1.97 per RSU. As of December 31, 2023, the vested RSUs awards to non-executive directors were issued. For further details, refer to Note 11.4 (Long-Term Incentive Plan) to the consolidated financial statements.

For the avoidance of doubt, compensation received by an executive officer who is subject to the Allego N.V. Incentive-Based Compensation Recovery Policy (the “Clawback Policy”) shall be subject to such Clawback Policy in accordance with its terms. During 2023, no circumstances were identified that resulted in the application of clawback provisions.

Other disclosures

During the financial year ended December 31, 2023, the Company has not granted any loans, advances or guarantees to any of the members of the Board of Directors.

6.3. Pay ratio

The DCGC recommends that the Company reports the ratio between the remuneration of our executive director and a “representative reference group” within the Company. In line with the revised DCGC (2022), the Company’s internal ratio is calculated as the ratio between the total compensation of our Chief Executive Officer (‘‘CEO’’) as disclosed in section 6.2, and the average compensation of a median full-time permanent employee. Our methodology for producing this ratio excludes employees employed on a non-permanent or part-time basis. Consequently, the Company’s pay ratio in 2023 is 21.42 (20221: 90.82). The pay ratio decreased significantly in comparison with previous year. This is mainly due to the termination of the First Special Fees Agreement in connection with the Business Combination in 2022, which has resulted in lower share-based payment expenses in 2023. Best practice provision 3.4.1 of the DCGC recommends disclosing changes in the pay ratio compared to the five previous financial years. However, as the Company has been listed since 2022, only changes in the pay ratio compared to the previous financial year are disclosed, in deviation from best practice provision 3.4.1.

7 Related party transactions

For information on related party transactions, see Note 36 (Related party disclosures) to the consolidated financial statements.

As stated in Note 36 (Related-party transactions), certain related party transactions with majority shareholders occurred during the financial year ended December 31, 2023 and best practice provision 2.7.5 of the DCGC has been observed. No transactions that include a conflict of interest occurred between the Company and the directors of the Board during the financial year ended December 31, 2023.

8 Protective measures

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

In this respect, certain provisions of our articles of association may make it more difficult for a third-party to acquire control of us or effect a change in the composition of our board of directors. These include:

a.

a provision that our directors can only be appointed on the basis of a binding nomination prepared by our Board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

b.

a provision that our directors can only be dismissed by the General Meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by our Board in which latter case a simple majority of the votes cast would be sufficient;

[1]

The calculation methodology as per December 31, 2023 has been updated in line with the revised DCGC to include the total compensation, whereas the pay ratio disclosed in the Annual Report as of December 31, 2022 excluded non-cash compensation components. The prior year pay ratio has been recalculated based on the new methodology for consistency with the current year.

c.

a provision allowing, among other matters, the former chairperson of our Board or our former Chief Executive Officer to manage our affairs if all of our directors are dismissed and to appoint others to be charged with our affairs, including the preparation of a binding nomination for our directors as discussed above, until new directors are appointed by the general meeting on the basis of such binding nomination; and

d.	a requirement that certain matters, including an amendment of our articles of association, may only be resolved upon by our general meeting if proposed by our Board.

Dutch law also allows for staggered multi-year terms of our directors, as a result of which only part of our directors may be subject to appointment or re-appointment in any given year.

Furthermore, in accordance with the DCGC, shareholders who have the right to put an item on the agenda for our General Meeting or to request the convening of a General Meeting shall not exercise such rights until after they have consulted our Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our directors), our Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our Board shall report on this consultation and the exploration of alternatives to our General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply (i) in respect of a matter for which either a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of our issued capital as a consequence of a successful public bid.

Moreover, our Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a General Meeting or their right to request a General Meeting, propose an agenda item for our General Meeting to dismiss, suspend or appoint one or more directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our General Meeting cannot dismiss, suspend or appoint directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our Board. During a cooling-off period, our Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council. Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

a.

our Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

b.	our Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

c.

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

9	Subsequent events

For information with respect to subsequent events, reference is made to Note 38 to the consolidated financial statements.

Arnhem, the Netherlands,

June 28, 2024

Statutory Board of Directors

M.J.J. Bonnet - Chief Executive Officer

J.C. Garvey - Chair of the Board of Directors

C. Vollmann - Non-Executive Director

J.E. Prescot - Non-Executive Director

T.J. Maier - Non-Executive Director

P.T. Sullivan - Non-Executive Director

R.A. Stroman - Non-Executive Director

T.E. Déau - Non-Executive Director

M. Muzumdar - Interim Non-Executive Director

Consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Revenue from contracts with customers	6
Charging sessions		103,265	65,347	26,108
Service revenue from the sale of charging equipment		10,303	33,585	37,253
Service revenue from installation services		20,391	28,630	19,516
Service revenue from operation and maintenance of charging equipment		5,399	3,230	3,414
Service revenue from consulting services		6,095	3,108	—
Total revenue from contracts with customers		145,453	133,900	86,291
Cost of sales
Cost of sales - charging sessions		(81,396)	(77,792)	(31,021)
Cost of sales - sale of charging equipment		(8,842)	(28,065)	(21,243)
Cost of sales - installation services		(17,400)	(20,167)	(15,793)
Cost of sales - operation and maintenance of charging equipment		(1,621)	(631)	(1,219)
Total cost of sales		(109,259)	(126,655)	(69,276)
Gross profit		36,194	7,245	17,015
Other income/(expenses)	7	(6,603)	3,724	10,853
Selling and distribution expenses	8	(2,603)	(2,587)	(2,472)
General and administrative expenses	9	(98,957)	(323,358)	(329,297)
Operating loss		(71,969)	(314,976)	(303,901)
Finance income/(costs)	12	(37,809)	10,320	(15,419)
Loss before income tax		(109,778)	(304,656)	(319,320)
Income tax	30	(504)	(636)	(352)
Loss for the year		(110,282)	(305,292)	(319,672)
Attributable to:
Equity holders of the Company		(109,898)	(304,778)	(319,672)
Non-controlling interests		(384)	(514)	—
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	13	(0.41)	(1.21)	(1.68)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Loss for the year		(110,282)	(305,292)	(319,672)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	24	(65)	98	(14)
Income tax related to these items		—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(65)	98	(14)
Items that may not be reclassified to profit or loss in subsequent periods
Changes in the fair value of equity investments at fair value through other comprehensive income	19	(14,832)	(10,595)	—
Remeasurements of post-employment benefit obligations	26	(9)	(27)	—
Income tax related to these items		461	326	—
Other comprehensive income/(loss) that may not be reclassified to profit or loss in subsequent periods, net of tax		(14,380)	(10,296)	—
Other comprehensive income/(loss) for the year, net of tax		(14,445)	(10,198)	(14)
Total comprehensive income/(loss) for the year, net of tax		(124,727)	(315,490)	(319,686)
Attributable to:
Equity holders of the Company		(124,343)	(314,976)	(319,686)
Non-controlling interests		(384)	(514)	—

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2023 and December 31, 2022

(in €‘000)	Notes	December 31, 2023	December 31, 2022
Assets
Non-current assets
Property, plant and equipment	15	176,603	134,718
Intangible assets	16	21,013	24,648
Right-of-use assets	17	76,812	47,817
Deferred tax assets	30	807	523
Other financial assets	19	52,641	64,693
Total non-current assets		327,876	272,399
Current assets
Inventories	18	34,104	26,017
Prepayments and other assets	21	17,934	6,873
Trade and other receivables	20	56,043	47,235
Contract assets	6	—	1,512
Other financial assets	19	1,776	601
Cash and cash equivalents	22	44,585	83,022
Total current assets		154,442	165,260
Total assets		482,318	437,659
Equity
Share capital	23	32,521	32,061
Share premium	23	372,135	365,900
Reserves	24	(23,141)	(6,860)
Accumulated deficit		(461,198)	(364,088)
Equity attributable to equity holders of the Company		(79,683)	27,013
Non-controlling interests		361	745
Total equity		(79,322)	27,758
Non-current liabilities
Borrowings	25	350,722	269,033
Lease liabilities	17	71,563	44,044
Provisions and other liabilities	26	11,793	520
Contract liabilities	6	180	2,442
Deferred tax liabilities	30	1,549	2,184
Derivative liabilities	29	6,720	—
Total non-current liabilities		442,527	318,223
Current liabilities
Trade and other payables	28	76,948	56,390
Contract liabilities	6	9,823	7,917
Current tax liabilities	30	1,050	1,572
Lease liabilities	17	11,927	7,280
Provisions and other liabilities	26	18,643	17,223
Warrant liabilities	27	—	1,296
Derivative liabilities	29	722	—
Total current liabilities		119,113	91,678
Total liabilities		561,640	409,901
Total equity and liabilities		482,318	437,659

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2023, 2022, and 2021

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)	—	(73,744)
Loss for the year		—	—	—	(319,672)	(319,672)	—	(319,672)
Other comprehensive income/(loss) for the year		—	—	(14)	—	(14)	—	(14)
Total comprehensive income/(loss) for the year		—	—	(14)	(319,672)	(319,686)	—	(319,686)
Share premium contribution	23	—	26,000	—	—	26,000	—	26,000
Other changes in reserves	24	—	—	386	(386)	—	—	—
Share-based payment expenses	11	—	—	—	291,837	291,837	—	291,837
Transaction costs, net of tax	23	—	(1,059)	—	—	(1,059)	—	(1,059)
As at December 31, 2021		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
As at January 1, 2022		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
Loss for the year		—	—	—	(304,778)	(304,778)	(514)	(305,292)
Other comprehensive income/(loss) for the year		—	—	(10,169)	(29)	(10,198)	—	(10,198)
Total comprehensive income/(loss) for the year		—	—	(10,169)	(304,807)	(314,976)	(514)	(315,490)
Other changes in reserves	24	—	—	(886)	886	—	—	—
Equity contribution (Allego Holding shareholders)	23	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	23	1,789	85,808	—	—	87,597	—	87,597
Equity contribution (PIPE financing)	23	1,800	130,890	—	—	132,690	—	132,690
Equity contribution (Private warrants exercise)	23	160	13,694	—	—	13,854	—	13,854
Non-controlling interests on acquisition of subsidiary	4	—	—	—	—	—	1,259	1,259
Share-based payment expenses	11	—	—	—	82,569	82,569	—	82,569
As at December 31, 2022		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
As at January 1, 2023		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
Loss for the year		—	—	—	(109,898)	(109,898)	(384)	(110,282)
Other comprehensive income/(loss) for the year		—	—	(14,436)	(9)	(14,445)	—	(14,445)
Total comprehensive income/(loss) for the year		—	—	(14,436)	(109,907)	(124,343)	(384)	(124,727)
Other changes in reserves		—	—	(1,845)	1,845	—	—	—
Issuance of shares under the LTIP from IPO Grant Shares	23	1	—	—	—	1	—	1
Issuance of shares under the LTIP from RSUs	23	80	—	—	(80)	—	—	—
Issuance of shares in exchange of Public Warrants	23	379	7,190	—	—	7,569	—	7,569
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	23	—	(955)	—	—	(955)	—	(955)
Share-based payment expenses	11	—	—	—	11,032	11,032	—	11,032
As at December 31, 2023		32,521	372,135	(23,141)	(461,198)	(79,683)	361	(79,322)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Cash flows from operating activities
Cash generated from/(used in) operations	14	(30,681)	(95,704)	(2,921)
Interest paid		(14,792)	(9,224)	(5,996)
Interest received		1,156	—	—
Proceeds from settlement of interest cap derivatives	19	—	1,071	—
Payment of interest cap derivative premiums	19	—	(4,068)	—
Income taxes received/(paid)		(852)	(424)	(296)
Net cash flows from/(used in) operating activities		(45,169)	(108,349)	(9,213)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	4	—	(9,720)	—
Acquisition of MOMA, net of cash acquired	4	—	(58,644)	—
Purchase of property, plant and equipment	15	(69,060)	(25,581)	(9,983)
Proceeds from sale of property, plant and equipment	15	—	45	1,207
Purchase of intangible assets	16	—	(1,572)	(6,793)
Proceeds from government grants	15	137	512	1,702
Other cash flows used in investing activities		17	—	(1,500)
Net cash flows from/(used in) investing activities		(68,906)	(94,960)	(15,367)
Cash flows from financing activities
Proceeds from borrowings	25	82,400	159,210	44,315
Repayment of borrowings	25	—	(23,403)	—
Payment of principal portion of lease liabilities	17	(4,692)	(5,227)	(3,215)
Payment of transaction costs on new equity instruments	23	(498)	(925)	(134)
Payment of transaction costs on borrowings	25	(1,576)	(10,751)	—
Proceeds from issuing equity instruments (Spartan shareholders)	4, 23	—	10,079	—
Proceeds from issuing equity instruments (PIPE financing)	4, 23	—	132,690	—
Net cash flows from/(used in) financing activities		75,634	261,673	40,966
Net increase/(decrease) in cash and cash equivalents		(38,441)	58,364	16,386
Cash and cash equivalents at the beginning of the year		83,022	24,652	8,274
Effect of exchange rate changes on cash and cash equivalents		4	6	(8)
Cash and cash equivalents at the end of the year	22	44,585	83,022	24,652

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

Index to notes to the consolidated financial statements

1.	Reporting entity		45

2.	Material accounting policies		45

	2.1.	Basis of preparation	45

	2.2.	Going concern assumption and financial position	46

	2.3.	Basis of consolidation	49

	2.4.	Principles for the consolidated statement of cash flows	50

	2.5.	Foreign currency translation	51

	2.6.	New and amended standards	51

	2.7.	Summary of material accounting policies	53

3.	Significant accounting estimates, assumptions and judgments		74

	3.1	Judgments	74

	3.2	Estimates and assumptions	76

4.	Business combinations and capital reorganization		77

5.	Segmentation		79

6.	Revenue from contracts with customers		80

7.	Other income/(expenses)		82

8.	Selling and distribution expenses		83

9.	General and administrative expenses		83

10.	Breakdown of expenses by nature		84

	10.1	Depreciation, amortization and impairments	84

	10.2	Employee benefits expenses	85

	10.3	Audit Fees	88

11.	Share-based payments		89

	11.1	First Special Fees Agreement	89

	11.2	Second Special Fees Agreement	89

	11.3	Management incentive plan	90

	11.4	Long-term incentive plan	92

12.	Finance income/(costs)		96

13.	Loss per share		96

14.	Cash generated from operations		97

15.	Property, plant and equipment		98

16.	Intangible assets		100

17.	Leases		101

	17.1	Group as a lessee	101

	17.2	Group as a lessor	103

18.	Inventories		103

19.	Other financial assets		103

20.	Trade and other receivables		105

21.	Prepayments and other assets		106

22.	Cash and cash equivalents		106

23.	Share capital, share premium and transaction costs on new equity instruments		106

24.	Reserves		110

25.	Borrowings		111

26.	Provisions and other liabilities		116

27.	Warrant liabilities		118

28.	Trade and other payables		119

29.	Derivative liabilities		120

30.	Taxation		120

	30.1	Income taxes	120

	30.2	Deferred taxes	121

	30.3	Fiscal unity for Dutch corporate income tax purposes	123

31.	Financial instruments		124

32.	Fair value measurement		125

33.	Financial risk management		130

34.	Capital management		135

35.	Commitments and contingencies		137

36.	Related-party transactions		137

	36.1	Transactions with related parties	138

	36.2	Balances with related parties	139

	36.3	Remuneration of key management personnel	139

37.	Group information		141

	37.1	List of principal subsidiaries, associates and joint ventures	141

	37.2	Changes to the composition of the Group	143

38.	Subsequent events		143

1	Reporting Entity

Allego N.V. (“Allego” or the “Company”) was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021 under the laws of the Netherlands, under the name of Athena Pubco B.V.

On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”). The public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with our EV Cloud platform and additional service support. The majority of the Allego N.V. shares are held by Madeleine which is an indirectly controlled subsidiary of Meridiam SAS (“Meridiam”) – a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the mobility, energy transition and social infrastructure sectors.

These financial statements are consolidated financial statements for the group consisting of Allego N.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Further disclosure on why the Company’s consolidated financial statements include comparative information for transactions occurring during the year ended December 31, 2021, despite the Company only being incorporated on June 3, 2021, is provided in Note 2 and Note 3. Allego’s principal subsidiaries are listed in Note 37.

2 Material accounting policies

This section provides an overview of the material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1. Basis of preparation

2.1.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements were prepared by the Board of Directors and were authorized for issue in accordance with a resolution of the Board of Directors on June 28, 2024. The consolidated financial statements are subject to adoption by the General Meeting of Shareholders.

2.1.2 Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.

The Company cannot be considered a separate entity acting in its own right for the period prior to the completion of the BCA, and the economic substance of its incorporation and the holding of the shares of Allego Holding constitutes a capital reorganization of the Group subsequent to the completion of the BCA and to aid with integrating new investors.

Consequently, management has concluded that Allego should recognize in its consolidated financial statements the net assets of Allego Holding and subsidiaries as per their preceding carrying amounts, and that comparative information should be represented, as the consolidated financial statements of the Company and its subsidiaries are a continuation of those of Allego Holding and its subsidiaries.

Therefore, the comparable consolidated financial statements as of and for the year ended December 31, 2021 and the prior period from January 1, 2022, until March 16, 2022 represent the consolidated financial statements of Allego Holding and its subsidiaries.

2.1.3 The application of section 402, Book 2 of the Dutch Civil Code

As the financial data of the Company are included in the consolidated financial statements, the income statement in the company financial statements is presented in its condensed form in accordance with section 402, Book 2 of the Dutch Civil Code.

2.2. Going concern assumption and financial position

Going concern

The accompanying consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for a period of at least one year after the date these financial statements are issued and contemplates the realization of assets and the settlement of liabilities in the normal course of business. See further discussion below.

The Group’s scale of operations

The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including 2023 and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank financing and equity issuance. During 2022, the Group entered into a new facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. Refer to the more detailed description of the terms and conditions in the Financing section below. The Group’s strategy is based on further growth and will require additional significant funding from lenders or its existing or new shareholders.

Financial position of the Group

As at December 31, 2023, the losses incurred during the first years of its operations (partially offset by equity contributions from 2022), resulted in a negative equity of €79,322 thousand. (December 31, 2022: positive €27,758 thousand) and cash and cash equivalents of €44,585 thousand (December 31, 2022: €83,022 thousand). As of December 31, 2023 an amount of approximately €39,000 thousand included in the cash and cash equivalents originated from the drawdown of the renewed facility and will be used for capital expenditures in early 2024.

The Group’s operations to date have been funded by borrowings from the banks, as well as proceeds from the SPAC Transaction. In the consolidated statement of financial position as at December 31, 2023, the carrying value of the Group’s borrowings amounts to €350,722 thousand (December 31, 2022: €269,033 thousand). Additionally, the Group had €83,490 thousand in lease liabilities (December 31, 2022: €51,324 thousand) and €76,948 thousand in trade and other payables (December 31, 2022: €56,390 thousand).

Financing

On December 19, 2022, the Group entered into a new facility agreement (“the renewed facility”) with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of (i) €170,000 thousand used to settle the old facility, (ii) up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses) and (iii) up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes). The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. As of December 31, 2023, the Group has not drawn on €8,390 thousand of this facility and the unutilized amount from the guarantee facility is €17,500 thousand. The Company has not drawn any further amount from the renewed facility till the date of issuance of financial statements, however additional letters of credit were issued in 2024 to renewable electricity suppliers in relation to existing power purchase agreements and site construction suppliers for a total amount of €10,527 thousand. Refer to Note 38 of the consolidated financial statements.

The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.

Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and the first testing date of the leverage ratio is June 30, 2024.

Even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented the Group is also forecasted to potentially breach the interest cover ratio and leverage ratio covenants at December 31, 2024 and the Group is dependent on obtaining additional financing to execute on its business plan. The covenant ratios are increasing every testing date until June 30, 2027 in line with this business plan.

Please refer to Note 34 for additional detail on loan covenants, and Note 25 for information on the terms and conditions of the renewed facility.

In parallel to the renewed facility, the Group entered into interest rate cap derivatives to help offset the interest rate risk on at least 65% of the outstanding loan amounts under the renewed facility. The Group has two interest rate caps in place with a notional of €240,500 thousand (December 31, 2022: two interest rate caps with a notional of €181,487 thousand) which mature in December 2027. As at December 31, 2023, the interest rate caps cover approximately 67% (December 31, 2022: 65%) of the variable loan principal outstanding. The strike price changes over time and ranges between 1.50% and 3.43%.

Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Additional information on interest rate risk is described in Note 33.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until December 31, 2025, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks and the shareholder. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.

Management has performed an analysis of its liquidity forecast until December 31, 2025 and prepared a scenario that assumes capital expenditure levels based on the currently available funds, remaining undrawn portion of the renewed facility, as well as service revenue inflows derived from only existing contracts.

Under this scenario, the Group is forecasted to have sufficient available cash and liquidity but has limited headroom. The key assumptions in the analysis are related to the utilization rates of charging stations and the sales prices. These assumptions are sensitive and any adverse change in these assumptions will result in insufficient available cash and liquidity. Under this scenario the Group is also forecasted to breach the interest cover ratio and leverage ratio covenants at December 31, 2024.

In the event the Group fails to meet its loan covenants, or the Group’s forecasts prove to be inaccurate, the Group may be required to obtain additional financing, a waiver for its covenants and/or renegotiation with its current lender. The Group may not be able to negotiate on acceptable terms, or at all. If the Group is unable to raise additional capital when desired, its business, financial condition and results of operations would be adversely affected and may no longer be able to operate as a going concern.

The Company is exploring various options to mitigate the uncertainties related to the limited headroom, funding to be obtained and the potential breach of its covenants by:

•	obtaining additional external and shareholder funding.

•	delaying capital expenditures.

•	negotiating with their current lenders to obtain a covenant waiver.

•	funding operations through the special purpose vehicles (i.e. asset companies) with external parties.

•	securing non-committed pipeline of sales and services projects.

After exploring various options, in June 2024, the Group entered into a Development and Installation Contract and an O&M contract with a special purpose vehicle that is wholly owned by Meridiam to develop, operate and maintain charging sites in Germany (collectively, “Project Faolan”). As a result from this transaction, the Group will receive an amount of cash equal to €25,300 thousand at the closing of Project Faolan and an amount of cash equal to €20,517 thousand on September 15, 2024 (collectively, the “Faolan Contribution”). The Faolan Contribution relates to the sale of assets to the special purpose vehicle and remuneration for services to be provided in the future. The Faolan Contribution is contingent upon the fulfillment of certain operational conditions, which include the novation of specific lease contracts. As these conditions have been satisfied, the Group is entitled to receive the first payment of €25,300 thousand. The payment of €20,517 thousand remains subject to fulfillment of certain operational conditions.

As provided in the TFA, on June 14, 2024, the Group entered into a Development and Installation Contract and an O&M contract with a special purpose vehicle that is wholly owned by Meridiam to develop, operate and maintain charging sites in Germany (collectively, “Project Faolan”). As a result from this transaction, the Group will receive an amount of cash equal to €25,300 thousand at the closing of Project Faolan and an amount of cash equal to €20,517 thousand on September 15, 2024 (collectively, the “Faolan Contribution”). The Faolan Contribution is contingent upon the fulfillment of certain operational conditions, which include the novation of specific lease contracts. As these conditions have been satisfied, the Group is entitled to receive the first payment of €25,300 thousand. The payment of €20,517 thousand remains subject to fulfillment of certain operational conditions.

Additionally, in June 2024, it was announced that Madeleine will launch a tender offer (the “Offer”) to purchase all ordinary shares of Allego that are not held by Madeleine or its affiliates. The completion of the Offer will be followed by Allego’s voluntary delisting of its ordinary shares from the NYSE and deregistration of its securities from the SEC. The Offer may not be completed if the parties to the Transaction Framework Agreement (“TFA”) decide to terminate the agreement, or if any regulatory body prohibits the transaction. Subject to the successful completion of the delisting, the Group will receive an additional €310,000 thousand through the issuance of convertible bonds to Madeleine or its affiliates (the “Meridiam Contribution”), of which the definitive terms and conditions are still subject to finalization. The first tranche of the convertible bonds, with an aggregate principal amount of at least €150,000 thousand, is expected to be issued in the last quarter of 2024. For further details, reference is made to Note 38 Subsequent events.

The receipt of the first portion of the Faolan Contribution is expected to address the cash and liquidity requirements in the short-term. Obtaining the funding upon the successful execution of the transactions described above will further contribute to this.

Please note that securing non-committed pipeline of sales and service projects does not guarantee immediate mitigation of any potential breach of financial covenants. The effectiveness of this measure is contingent upon the Company’s success in generating adequate operational EBITDA, which is unpredictable and depends on the timings and the satisfaction of various performance obligations.

As described above, long-term investments, development activities, and operations beyond December 31, 2025 will require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.

As a result of management’s forecast and the potential breach of its covenants combined with the need for additional funding, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern, and therefore, whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, its cash flows from operations and renewed credit facility is expected to be sufficient until December 31, 2025 based on the Company’s forecast and the remediation options available. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

The financial statements do not contain any adjustments that would result if the Group and Company were unable to continue as a going concern.

2.3. Basis of consolidation

Subsidiaries are all entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in equity and attributed to the equity holders of the Company.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities and non-controlling interest, while any resultant gain or loss is recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. Any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset.

Associates are all entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method and are initially recognized at cost, including any potential transaction costs, as of the date the significant influence was obtained. Subsequently, the Group’s share of the profit or loss and other comprehensive income/(loss) of the associates is included in the consolidated financial statements until the date on which the significant influence ceases. As at December 31, 2023, the Group has one associate (December 31, 2022: one, December 31, 2021: nil).

The Group discontinues applying the equity method when the investment in associates is reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the associates. When the associates subsequently report net income, the Group resumes applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

2.4. Principles for the consolidated statement of cash flows

The consolidated statement of cash flows is prepared based on the indirect method. The consolidated statement of cash flows distinguishes between cash flows from operating, investing and financing activities. The cash items disclosed in the statement of cash flows comprise cash at bank, cash in hand, deposits held at call with financial institutions, and bank overdrafts when they are considered an integral part of the Group’s cash management.

Cash flows denominated in foreign currencies have been translated at average exchange rates. Exchange differences on cash and cash equivalents are shown separately in the consolidated statement of cash flows. The Group has chosen to present interest paid as cash flows from operating activities and interest received as cash flows from investing activities.

The Group has classified the principal portion of lease payments within cash flows from financing activities and the interest portion within cash flows from operating activities. The Group has classified cash flows received from operating leases as cash flows from operating activities.

2.5. Foreign currency translation

2.5.1 Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros (€), which is the Company’s functional and presentation currency.

2.5.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are recognized in the consolidated statement of profit or loss. All foreign exchange gains and losses are presented in the consolidated statement of profit or loss, within finance income/(costs).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

2.5.3 Translation of foreign operations

The results and financial position of foreign operations that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. All resulting exchange differences are recognized in the consolidated statement of comprehensive income and accumulated in a foreign currency translation reserve, as a separate component in equity (attributed to non-controlling interests as appropriate).

When a foreign operation is sold, the associated exchange differences are reclassified to the consolidated statement of profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. Exchange differences arising are recognized in the consolidated statement of comprehensive income.

2.6. New and amended standards

2.6.1 New and amended standards adopted by the group

A number of amended standards have been published by the IASB and are effective as of January 1, 2023, The Group did not have to change its accounting policies or make retrospective adjustments as a result of applying these standards and amendments because these amended standards do not have a material effect on the Group’s consolidated financial statements for the year ended December 31, 2023:

•	IFRS 17 – Insurance Contracts. This standard does not have an impact on the Group’s consolidated financial statements because the Group does not have any contracts qualifying as insurance contracts.

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Amendments to IAS 12—International Tax Reform — Pillar Two Model Rules. This amendment will only become relevant if the Group reaches an annual turnover of at least Euro 750 million per year. The Group does not yet reach this revenue threshold and no assessment was yet performed to determine if it would be in scope via its majority shareholders. Should any of these conditions change, then the application of Pillar Two could have a material adverse effect on the Group’s business, financial position and results of operations.

•	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. This amendment does not have an impact on the Group’s consolidated financial statements

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Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Material Accounting Policies. The Group assessed the impact of this amendment and updated its consolidated financial statements accordingly.

•	Amendments to IAS 8 - Definition of Accounting Estimates. This amendment does not have an impact on the Group’s consolidated financial statements

2.6.2 New standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. In October 2022 further amendments were issued to clarify that covenants of loan agreements which an entity must comply with only after the reporting date would not affect classification of a liability of current or non-current at the reporting date. These amendments introduce additional disclosure requirements.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group does not expect the standard to have an impact on the classification of the Group’s liabilities within the consolidated financial statements, but will evaluate any additional disclosure requirements, as applicable.

Other new and amended standards and interpretations

The following new and amended standards have been published by the IASB and will become effective on or after January 1, 2024:

•	Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

•	Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback

•	Amendments to IAS 1 - Non- Current Liabilities with Covenants

•	Amendments to IAS 21 - Lack of Exchangeability

•	IFRS 18 Presentation and Disclosure in Financial Statements

•	IFRS 19 Subsidiaries without Public Accountability: Disclosures

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The adoption of the amendments listed above is not expected to have an impact on the Group’s consolidated financial statements. The impact of adopting the new standard IFRS 18 Presentation and Disclosure in Financial Statements was evaluated, revealing that the effects only relate to presentation and disclosure.

The amendments to IAS 21 - Lack of Exchangeability, the new standard IFRS 18 Presentation and Disclosure in Financial Statements, the new standard IFRS 19 Subsidiaries without Public Accountability: Disclosures and the amendments to IFRS 9 and IFRS 7, have not yet been endorsed by the EU. All other amendments and effective dates have been endorsed by the EU.

2.7. Summary of material accounting policies

2.7.1 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (“CODM”), who is responsible for assessing the performance of the operating segments and allocating resources, has been identified as the Executive Board of the Group. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).

2.7.2 Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business as per IFRS 3 and control is transferred to the Group. To determine whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether outputs can be produced.

The cost of an acquisition is measured at the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

Any contingent or deferred consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent or deferred consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent or deferred consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the consideration are recognized in the consolidated statement of profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated statement of profit or loss.

In the event of an asset acquisition, the Group applies the guidance prescribed by IFRS 3 and allocates the cost of the transaction to the assets acquired and liabilities assumed based on their relative fair values at the date of purchase with no goodwill recognized. For any identifiable asset or liability initially measured at an amount other than cost, the Group initially measures that asset or liability at the amount specified in the applicable IFRS Standard. The Group then allocates the residual transaction price to the remaining identifiable assets and liabilities based on their relative fair values at the date of the acquisition.

2.7.3 Goodwill

In a business combination, goodwill is initially measured at cost (being the excess of the aggregate of the: consideration transferred, amount of non-controlling interests and the fair value of any previously interest held, over the fair value of the net identifiable assets acquired and liabilities assumed). After initial recognition, goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Refer to the accounting policies on impairment of non-financial assets (including goodwill) in Note 2.7.15.

On disposal of an entity, the associated goodwill is included in the carrying amount of the entity when determining the gains or losses on disposal.

2.7.4 Revenue recognition

The Group recognizes revenue from the following activities:

•	revenue from charging sessions;

•	revenue from the sale of charging equipment to customers;

•	revenue from installation services;

•	revenue from the operation and maintenance of charging equipment owned by customers; and

•	revenue from consulting services.

Charging sessions

Charging sessions reflect the revenues related to charging sessions at charging equipment owned by the Group. The Group acts as a charge point operator in public spaces, at consumers’ homes and at companies’ locations. The Group supplies electricity to owners and drivers of electric vehicles which use a charge card issued by a mobility service provider (“MSP”), credit card or a charging app to pay for these services. Charging revenue is recognized at the moment of charging, when the control of electricity is transferred to the customer. The Group is acting as a principal in charging transactions for charging equipment that is owned by the Group as it has the primary responsibility for these services and discretion in establishing the price of electricity.

The Group is considered an agent in charging transactions for charging equipment owned by third parties as the Group does not have control over electricity, the Group has to reimburse the electricity costs to EV drivers, and because the charging services to homeowners and company locations are administrative in nature.

Sale of charging equipment

The Group enters into agreements with customers for the sale of charging equipment. These contracts are development contracts with customers under which the Group purchases and installs charging equipment at the relevant locations. The Group has determined that the sale and installation of the equipment constitute two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight-forward and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin.

Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:

•	the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or

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the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested the Group to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment.

Installation services

Revenue from installation of charging equipment is recognized over time. The Group uses an input method in measuring progress of the installation services. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided. Management considers that this input method is an appropriate measure of the progress towards complete satisfaction of these performance obligations under IFRS 15. In case the Group cannot reliably measure progress of the installation services, the Group only recognizes revenue to the level of costs incurred.

The Group also sells charging equipment and installation services separately. In that event the same revenue recognition principles are applied as those applied for a combined sale of charging equipment and installation services.

Operation and maintenance of charging equipment

Service revenue from operation and maintenance (“O&M”) services of charging equipment owned by customers is recognized over time. Services include the deployment of the Group’s cloud-based platform to collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced on a monthly basis and consideration is payable when invoiced. The Group recognizes revenue from O&M services over time using an output method in measuring progress towards complete satisfaction of its performance obligations (straight lining the recognition of revenue over the period of the contract) as the Group believes this method faithfully depicts their performance. Any upfront billing and payments are accounted for as an advance payment.

Part of the O&M fees are variable and based on certain performance indicators related to the charging equipment, such as utilization. The Group recognizes variable consideration when the O&M fees occur.

The Group and a customer may enter into a development contract and an O&M contract at the same time. These contracts are not negotiated as a package and there are distinct commercial objectives and terms, the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract and the goods or services promised in the contracts represent multiple performance obligations. Therefore, development and O&M contracts are treated as separate arrangements.

No significant element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice. Except for assurance type warranty provisions, the Group did not recognize an obligation to repair or warrant products or services as the Group does not provide any guarantee extension services.

Consulting services

The Group recognizes revenue from providing consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered. Revenue is recognized over time using the input variable method as a measure of progress.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Contract assets

Fees associated with the development contracts are fixed and payable upon the achievement of milestones. If the services rendered by the Group exceed the payment, a contract asset is recognized. Contract assets are subject to an impairment assessment. Refer to the accounting policies on impairment of financial assets in Note 2.7.17.

Contract liabilities

A contract liability is recognized if a payment from the customer is received, and it precedes the satisfaction of a performance obligation by the Group. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

2.7.5 Cost of sales

Cost of sales represents the electricity cost for the charging revenues, which is billed to the Group by utility companies, including the electricity purchased under all PPA contracts, maintenance costs, depreciation expense related to charging equipment and charging infrastructure, and amortization expense related to the EV Cloud platform. Cost of sales related to development contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the O&M contracts mainly consists of the third-party service cost (such as costs incurred for monitoring the state of charging poles, cleaning of charging poles, data-related costs). These expenses are recognized in the period in which they are incurred.

2.7.6 Other income/(expenses)

The Group recognizes other income/(expenses) from the following sources:

•	sale of CO2 tickets issued by government (for example, “HBE certificates” or hernieuwbare brandstofeenheden in the Netherlands and similar schemes in Germany and France);

•	government grants;

•	disposal of property, plant and equipment;

•	sublease rental income;

•	fair value gains/(losses) on derivatives (power purchase agreements, purchase options);

•	fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives; and

•	other items.

For CO2 tickets issued by governments IAS 20 Accounting for government grants and disclosure of government assistance is applicable. CO2 tickets are initially recognized at fair value as inventory (refer to the accounting policies on inventories in Note 2.7.16). Other income from the sale of CO2 tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany and France) includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.

The accounting policy for government grants is disclosed in Note 2.7.7. The accounting policy for the disposal of property, plant and equipment is disclosed in Note 2.7.12. The accounting policy for sublease rental income is disclosed in Note 2.7.14, section “Group as a lessor”. The accounting policy for the fair value gains and losses on the purchase options derivatives is disclosed in Note 2.7.17.

Other items mainly relate to reimbursements that the Group has received from one of its suppliers for chargers. See note 7.

2.7.7 Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed. Income from government grants is recorded in the consolidated statement of profit or loss as other income/(expenses).

When the grant relates to an asset, the carrying amount of the related asset is reduced with the amount of the grant. The grant is recognized in the consolidated statement of profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge.

Grants relating to assets relate to the Group’s chargers and charging infrastructure. Refer to Note 15 for details.

2.7.8 General and administrative expenses

General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation of right-of-use assets, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.

2.7.9 Selling and distribution expenses

Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, amortization costs, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.

2.7.10 Employee benefits

Short-term employee benefits

Short-term employee benefits include wages, salaries, social security contributions, annual leave, including paid time-off, accumulating sick leave and non-monetary benefits and are recognized as an expense as the related services are provided by the employee to the Group. Liabilities for short-term employee benefits that are expected to be settled within twelve months after the reporting period are recorded for the amounts expected to be paid when the liabilities are settled.

Pensions and other post-employment obligations

Pension plans

The Group operates various pension plans, including both defined benefit and defined contribution plans, for its employees in the Netherlands, Belgium, Germany, Denmark, Norway and Sweden. To the employees in France, both pension plan and a statutory end-of-service benefit applies. The plans are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations.

Defined benefit plans

The liability or asset recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of profit or loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in accumulated deficit in the consolidated statement of changes in equity and in the consolidated statement of financial position.

Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group operates a jubilee plan for certain employees in the Netherlands, for which the Group records a provision. The provision is measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period, using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Interest cost is calculated by applying the discount rate to the expected future payments. This cost is recognized in the consolidated statement of profit or loss, within finance income/(costs).

Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit or loss.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the Group recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

2.7.11 Share-based payment

2.7.11.1 Second special fees agreement

A second share-based payment arrangement is provided to an external consulting firm via a second special fees agreement (the “Second Special Fees Agreement”) (compared to the First Special Fees Agreement entered into in December 2020). Information relating to this agreement which was originally between the Company’s immediate parent entity — Madeleine — and the consulting firm is set out in Note 11.2. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with a corresponding increase in accumulated deficit as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to the Company during the reporting period and as a result, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.

IFRS 2 requires the total expense to be recognized over the vesting periods, which are the periods over which all of the specified service and non-market vesting conditions are to be satisfied. For the Second Special Fees Agreement the expenses are recognized over the service periods (from the grant date until each forecasted equity injection, refer to Note 3.1.2). The Group shall revise its estimate of the length of the vesting periods, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting periods are extended.

2.7.11.2 Management Incentive Plan

The share-based payment arrangement in place related to the Management Incentive Plan (“MIP”) includes two types of options that can be issued to the key management personnel: the grant options and the performance options. The options issued under the plan are classified as equity-settled share-based payment transactions, as the settlement with the participants shall be made using the company’s shares, as such they fall in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The grant date fair value of grant options (options subject to the expiry of a blocking period of 18 months) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.

The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the relevant service period, which is concluded to start on March 17, 2022 (the date at which the Group became a listed entity) as at that date there was a valid expectation of an award and a corresponding obligation by the Group, and end on September 18, 2023 (the end of vesting period). At the end of each reporting period, the Group revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.

The grant options and performance options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time. The number of shares expected to vest is estimated based on the non-market vesting conditions.

When the options are exercised, the Group transfers the appropriate number of shares to the employee. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity. Where options are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.

It is possible for the Group to net settle the options for (i) withholding taxes and (ii) the exercise price. This will result in classification of all the options as equity-settled since IFRS 2 includes an exception to the general principles for classification as cash-settled when an employer withholds awards due to a mandatory requirement to settle a tax exposure on behalf of an employee which is applicable to the Group.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As the exercise price applicable to the options under the Company’s Management Incentive Plan is negligible, no specific option-pricing models are used by the Company and the fair value of options granted is determined by reference to the fair value of the Company’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions. At the end of each period, the Group revised its estimates of the number of options that are expected to vest based on the service conditions and non-market conditions, with the final revision made in December 2023, when all options vested.

2.7.11.3 Other share-based payment plans

The share-based payment arrangement in place related to the Long-Term Incentive Plan (“LTIP”) qualifies as equity settled share-based payments in accordance with IFRS 2. As mentioned in Note 11.4, as part of Allego´s incentive plans, certain eligible members of the Board of Directors, Executive Committee and employees were granted Restricted Stock Units (“RSUs”), performance based share options (“LTIP Performance Options”), Company ordinary shares (“IPO Grant Shares”) and special options (“LTIP Special Options”), based on the Company’s internal performance evaluation framework.

The grant date fair value is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period, being the period over which all of the specified vesting conditions are satisfied. For all awards the service period is concluded to start on the date when there was a valid expectation of an award and a corresponding obligation by the Group. The RSUs awarded to employees and the LTIP Performance Options awarded to executive officers are recognized over the relevant service period (three years for RSUs to employees and two to three years for LTIP Performance Options starting from grant date). For the LTIP Special Options, IPO Grant Shares and the RSUs awarded to eligible members of the board of directors, there are no vesting conditions, the vesting date being the grant date and the expenses are recognized immediately. At the end of each reporting period, the Group revises the expense for the services received based on the vesting conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.

The RSUs, LTIP Performance Options, IPO Grant Shares, and LTIP Special Options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.

When the awards are vested, the Group transfers the appropriate number of shares to employees. Where awards are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture. In case of awards to a good leaver for which vesting conditions are not satisfied during the vesting period, failure to satisfy the conditions is treated as a cancellation with immediate recognition of any expense that were not previously recognized. Where an award is designated as a replacement award, any incremental fair value must be recognized over the vesting period of the replacement award. The incremental fair value is the difference between the fair value of the original award and that of the modified award, both measured at the date of modification.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As the exercise price applicable to the LTIP Performance Options, RSUs, IPO Grant Shares and LTIP Special Options under the LTIP is negligible, no specific option-pricing models are used by the Company for these awards. The fair value of the awards granted under these plans is determined by reference to the fair value of the Company’s share at the grant date. At the end of each period, the Group revises its estimates of the number of LTIP Performance Options that are expected to vest based on the service conditions and non-market conditions. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to accumulated deficit.

2.7.12 Property, plant and equipment

Property, plant and equipment are initially recorded in the consolidated statement of financial position at their cost. For property, plant and equipment acquired from third parties this is the acquisition cost, including costs that are directly attributable to the acquisition of the asset. For internally constructed assets, cost comprises direct costs of materials, labor and other direct production costs attributable to the construction of the asset. Each item of property, plant and equipment is subsequently stated at historical cost less accumulated depreciation and accumulated impairment, if any.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the consolidated statement of profit or loss during the reporting period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on the disposal or retirement of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized, within other income/(expenses). Occasionally, the Group sells its own chargers and/or charging equipment to a customer. In that case, the carrying value of the disposed assets are recorded within cost of sales. The proceeds of such transactions are recorded within revenue from the sale of charging equipment.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Depreciation methods and periods

The Group depreciates its property, plant and equipment using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their lease term and their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Chargers and charging infrastructure	7 – 10 years
Other fixed assets	3 – 10 years
Assets under construction	Not depreciated

Other fixed assets mainly comprise leasehold improvements, office equipment, IT assets and other fixed assets.

The residual values, useful lives and depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.

2.7.13 Intangible assets

The Group’s intangible assets consist of software, customer relationships and goodwill. Software primarily comprises the Group’s internally developed EV Cloud platform and software purchased from third parties. Customer relationships, software and goodwill resulted from the acquisition of MOMA business combination as detailed in Note 4.

Internally developed software

Internally developed software comprises the Group’s internally developed EV Cloud platform. Its cost consists of the development cost that are directly attributable to the design and testing of the EV Cloud platform, which is controlled by the Group.

Development costs are capitalized as software if the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use.

•	Management intends to complete the software and use or sell it.

•	There is an ability to use or sell the software.

•	It can be demonstrated how the software will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available.

•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include direct costs of labor and other direct production costs attributable to the development of the software.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use over its estimated useful life of three years. Following initial recognition, internally developed software is carried at cost less any accumulated amortization and accumulated impairment losses.

In determining the development costs to be capitalized, the Group estimates the expected future economic benefits of the software (component) that is the result of the development project. Furthermore, management estimates the useful life of such software (component). The Group estimates the useful life of the development costs to be at three years based on the expected lifetime of the software (component). However, the actual useful life may be shorter or longer than three years, depending on innovations, market developments and competitor actions.

Research expenditure and development expenditure related to software that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Software and licenses purchased from third parties

Software and licenses purchased from third parties comprises software and licenses for the use of platforms from third parties. Software and licenses purchased from third parties are measured on initial recognition at cost. Cost comprises the purchase price and directly attributable costs of preparing (i.e., tailoring) the software or platform for its intended use by the Group. Following initial recognition, software and licenses purchased from third parties are carried at cost less any accumulated amortization and accumulated impairment losses. Software and licenses purchased from third parties are amortized over its useful life or the duration of the license, as applicable.

Goodwill

The goodwill arisen from the acquisition of subsidiaries is included in the Group’s intangible assets. Please refer to Note 2.7.3 and Note 2.7.15 for details over the accounting policies applied in accounting for goodwill.

Customer relationships

The customer relationships were acquired as part of the acquisition of MOMA business combination (see Note 4 for details). They are recognized at their fair value at the date of acquisition and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships are amortized on a straight-line basis over its useful life, which is based on the timing of projected cash flows of the contracts.

Derecognition

An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized.

Amortization methods and periods

The Group amortizes intangible assets with a finite useful life using the straight-line method to allocate their cost over their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Software – Internally developed software	3 years
Software and licenses – Purchased from third parties	1 – 25 years
Customer relationships	16 – 17 years

The useful lives and amortization methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.

2.7.14 Leases

Group as a lessee

The Group leases office buildings, cars, software, land permits and other assets. Other assets comprise office furniture. Rental contracts are typically agreed for fixed periods of several years. The contractual lease term of office buildings is typically set at five years but may have extension options as described below. The contractual lease term of cars is set at four years, where extensions are unusual. Software relates to the right of use of a third-party supplier’s application software. The contractual lease term of software is set at five years with a two-year extension option. The contractual lease term of land permits is set between 10 years and 15 years, where extension is depended on future performance of the sites.

Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components for all identified asset classes and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Determining the right-of-use asset and lease liability

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if it is reasonably certain that the Group will exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the lease liability.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the consolidated statement of profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain that it will exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The right-of-use assets are also subject to impairment and are allocated to the cash-generating unit to which these assets relate. Refer to the accounting policy for impairment of non-financial assets, which is disclosed in Note 2.7.15.

Discount rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Group uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group and makes adjustments specific to the lease (e.g., term, country, currency and security).

Leases of low-value assets and short-term leases

Low-value assets comprise small items of office furniture. The Group has not applied the practical expedient to recognize leases of low-value assets on a straight-line basis as an expense in the consolidated statement of profit or loss.

Short-term leases are leases with a lease term of twelve months or less without a purchase option. The Group has short-term building and car leases. The Group has applied the practical expedient to recognize short-term building leases, but not for short-term car leases, on a straight-line basis as an expense in the consolidated statement of profit or loss.

Lease term

Extension and termination options are included in a number of office buildings, software, car leases and land permits across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated).

For leases of offices and land permits, the following factors are normally the most relevant:

•	If there are significant penalty payments to terminate (or not to extend), it is typically reasonably certain that the Group will extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, it is typically reasonably certain that the Group will extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or to not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

Management applied its best estimate on the execution of renewal options and termination options, taking into account business practices within the Group in order to estimate the lease term.

The Group took contractual provisions and legal frameworks into account. In doing so, it applied legal and contractual renewal terms for leases and took into account break options (provided by contractual provisions and/or legal frameworks) in determining estimated lease terms. Lease terms at the end of their term are reviewed 18—24 months in advance to assess if a new term should be added.

For all seven office leases the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or the Group is contemplating whether that office will be suitable for the Group’s operations.

For all land permit leases, the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or it is not reasonably certain that the Group will extend these leases. The extension is dependent on future performance of the sites.

The determined remaining lease terms per December 31, 2023 vary in ranges of 1 up to 15 years for land permits, 1 up to 12 years for offices and other assets, and 1 up to 4 years for cars and software.

Group as a lessor

When the Group acts as a lessor, it determines at lease commencement whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, the lease is classified as a finance lease. If this is not the case, the lease is classified as an operating lease.

As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset and whether, at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract.

When the Group is an intermediate lessor, it accounts for its interests in the head-lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head-lease, not with reference to the underlying asset.

Operating subleases

The Group subleases some of its leased office buildings to third parties. The contractual term of subleases of office buildings is typically set at three years but is in no event longer than the lease term of the head-lease.

Subleases may have extension and/or termination options that are typically exercisable only by the lessee and not by the Group. All subleases of the Group’s leased office buildings are classified as operating subleases.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of other income/(expenses).

2.7.15 Impairment of non-financial assets (including goodwill)

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (“cash-generating units”). An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Impairment of goodwill

Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. These indicators include changes in the business climate, changes in management, legal factors, operating performance indicators or sale of disposal of the acquired business. The Group allocates goodwill to a group of CGU’s for the purpose of impairment testing based on such CGU’s being expected to benefit from the business combination in which the goodwill arose. This group of CGU’s is the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by Allego at the level of the operating segment, which is the Company as a whole.

The carrying amount of goodwill is compared with the recoverable amount of the group of CGU’s it was allocated to, which is the higher of the group of CGU’s value in use and its fair value less cost to sell. In case indication of impairment exists and when the Group uses a discounted cash flow (“DCF”) model to determine the value-in-use, the cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

The impairment assessment was performed for the year ended December 31, 2023, resulting in a sufficient headroom (refer to Note 16 for details), as such no impairment was identified.

Impairment of other intangible assets

During the year ended December 31, 2023 no impairment indicators were identified for other intangible assets.

2.7.16 Inventories

Finished products and goods for resale

Inventories of finished products and goods for resale are stated at the lower of cost and net realizable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CO2 Tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany and France)

The Group distinguishes the CO2 Tickets issues by government (for example, HBE certificates in the Netherlands and similar schemes in Germany and France).

The Group’s policy is to sell the CO2 Tickets received from the government in the ordinary course of business. These CO2 Tickets are initially recognized when the underlying electricity volumes are sold to charging customers, because at this point in time would be reasonably certain that these certificates will be received. These CO2 Tickets are initially measured at fair value, which is the initial cost of the certificates. Upon initial recognition of the certificates, the Group records a corresponding gain in other income/(expenses). They are subsequently stated at the lower of cost and net realizable value. Costs are assigned on an individual basis. Net realizable value is the average market price available at closing of the period less the estimated costs necessary to make the sale, considering the existing sales contracts. The sale of CO2 Tickets is recognized based on the agreements between the Group and the buyers. The Group recognizes the income from sale of CO2 Tickets when the control is transferred to the buyer because at this point in time the performance obligation is satisfied.

2.7.17 Financial instruments

The Group recognizes a financial asset or financial liability in its consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through other comprehensive income with recycling of cumulative gains and losses – debt instruments (“FVOCI – debt instruments”);

•

those to be measured subsequently at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition – equity instruments (“FVOCI – equity instruments”);

•	those to be measured subsequently at fair value through profit or loss (“FVPL”); and

•	those to be measured at amortized cost.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

In order for a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are “solely payments of principal and interest (“SPPI”)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at FVOCI are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Initial measurement

With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the consolidated statement of profit or loss.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the transaction price, unless they contain significant financing components, when they are recognized at fair value.

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in the consolidated statement of profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include cash and cash equivalents, trade receivables, other receivables and pledged bank balances included under current and non-current other financial assets.

Financial assets at FVOCI — debt instruments

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in the consolidated statement of comprehensive income (“OCI”). Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the consolidated statement of profit or loss.

The Group does not have debt instruments at FVOCI.

Financial assets at FVOCI – equity instruments

The Group measures all equity investments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the consolidated statement of profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss as other income/(expenses) when the Group’s right to receive payments is established.

The Group’s investments in equity securities at FVOCI relate to an investment in a private company that provides distributed demand response products, which enable households to achieve energy savings. The Group has elected to present fair value gains and losses related to this equity investment in OCI, as investing in (equity) securities is not the main activity of the Group and the objective of the investment is not to hold it for trading purposes.

Financial assets at FVPL

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss.

This category includes interest cap derivatives which are included under non-current other financial assets. In 2022, the Group also had purchase options derivatives which were included under current other financial assets and preference shares derivatives which were included under non-current other financial assets.

Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets (if present). To measure the ECLs, trade receivables and contract assets are grouped based on shared credit risk characteristics and the days past due. If present, the contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial liabilities

Classification

The Group classifies its financial liabilities in the following measurement categories:

•	financial liabilities at FVPL; and

•	financial liabilities at amortized cost.

The Group’s financial liabilities include trade and other payables, borrowings including bank overdrafts, and derivative financial instruments.

Initial measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	financial liabilities at FVPL; and

•	financial liabilities at amortized cost.

Financial liabilities at FVPL

Financial liabilities at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss.

This category includes derivative liabilities relating to Power Purchase Agreements (PPAs) and warrant liabilities which are presented under non-current or current liabilities, depending on their respective maturity.

Financial liabilities at amortized cost

This is the category most relevant to the Group and consists of borrowings and trade and other payables.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are subsequently measured at amortized cost using the EIR method.

Borrowings

After initial recognition, borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included within finance income/(costs) in the consolidated statement of profit or loss.

Fees paid on the establishment of borrowings and commitment fees paid on the unused part of the facility are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Derivatives

The Group uses derivative financial instruments, interest rate caps to hedge its interest rate risks, derivative liabilities relating to PPAs to hedge its price risk, and warrant liabilities. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The Group does not apply hedge accounting. Therefore, changes in the fair value of the Group’s derivative financial instruments are recognized immediately in the consolidated statement of profit or loss and are included in finance income/(costs) for interest rate caps and warrant liabilities, and in other income/(expenses) for derivative liabilities relating to PPAs.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Warrant liabilities

According to management’s assessment, both the Public Warrants and Private Placement Warrants were within the scope of IAS 32 and have been classified as a current derivative financial liability (based on the warrants being exercisable 30 days after the Closing Date of the BCA). In accordance with IFRS 9 Financial Instruments, the warrant derivatives that have been classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.7.18 Fair value measurement

The Group measures financial instruments such as derivatives, debt and FVOCI equity instruments at fair value at the end of each reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.7.19 Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash at banks, and deposits held at call with financial institutions. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

2.7.20 Equity

Share capital

The Company’s share capital consists of ordinary shares, which are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Reserves

Reserves include the following:

(i)	Legal reserve for capitalized development costs

A legal reserve has been recognized within equity with regard to the capitalized development costs of the Group’s internally developed EV Cloud platform in accordance with article 2:365.2 of the Dutch Civil Code. The legal reserve is reduced as the capitalized development costs are amortized. Additions and releases from the legal reserve are recorded through accumulated deficit.

(ii)	Foreign currency translation reserve

The foreign currency translation reserve includes the cumulative exchange differences that result from the translation of the financial statements of the Group’s foreign operations.

(iii)	Reserve for financial assets at FVOCI

The reserve for financial assets at FVOCI includes changes in the fair value of certain investments in equity securities in OCI. The group transfers amounts from this reserve to accumulated deficit when the relevant equity securities are derecognized.

2.7.21 Profit/(loss) per share

Basic profit/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted profit/(loss) per share adjusts the figures used in the determination of basic profit/(loss) per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. Potentially dilutive securities are excluded from the computation of diluted profit/(loss) per share if their inclusion is anti-dilutive (for example, if it would result in a lower profit/(loss) per share).

2.7.22 Provisions and contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reliably measured. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the consolidated statement of profit or loss net of any reimbursement.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense, presented within finance income/(costs) in the consolidated statement of profit or loss.

Jubilee provisions

The accounting policy for jubilee provisions is described in the employee benefits section.

Restructuring provisions

Restructuring provisions are recognized only when the Group has a constructive obligation, which is when:

•

there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and

•	the employees affected have been notified of the plan’s main features.

The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the business or part of the business concerned.

Contingent liabilities

Contingent liabilities arise when there is a:

•	possible obligation that might, but will probably not require an outflow of resources embodying economic benefits; or

•	present obligation that probably requires an outflow of resources embodying economic benefits, but where the obligation cannot be measured reliably; or

•	present obligation that might, but will probably not, require an outflow of resources embodying economic benefits.

Contingent liabilities are not recognized in the consolidated statement of financial position, but rather are disclosed, unless the possibility of an outflow is considered remote.

Warranty provisions

A provision for estimated warranty claims is made by the Group in respect of products sold that are under warranty at the end of the reporting period. The provision is based on historical warranty data and the claims are expected to be settled in the next 2 years.

2.7.23 Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income or tax receivable on the current period’s deductible losses, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax

The current income tax charge/credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are carried on the basis of the tax consequences of the realization or settlement of assets, provisions, liabilities or accruals and deferred income as planned by the Group at the reporting date. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. In this assessment, the Group includes the availability of deferred tax liabilities, the possibility of planning of fiscal results and the level of future taxable profits in combination with the time and/or period in which the deferred tax assets are realized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax assets and liabilities are measured at nominal value.

As at December 31, 2023, the Group recorded a deferred tax asset, which relates to the partial recognition of the carried-forward tax losses of the Group’s operations in Germany and Belgium (December 31, 2022: Germany and Belgium). The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.

At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to history of losses and uncertainties such as the planned fiscal restructuring of the Group (e.g. the integration of the Mega-E group into the Allego group). Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.

Management determined the (deferred) tax position of the Group using estimates and assumptions that could result in a different outcome in the tax return filed with the tax authorities and could result in adjustments in subsequent periods.

Current and deferred tax for the year

Current and deferred tax is recognized in the consolidated statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

2.7.24 Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated statement of financial position and consolidated statements of cash flows for the fiscal year ended December 31, 2022, to reclassify non-current portion of prepaid extended warranties.

3	Significant accounting estimates, assumptions and judgments

The preparation of the Group’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

The significant accounting estimates, assumptions and judgments applied in preparing the Group’s consolidated annual financial statements for the year ended December 31, 2023 are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022, as well as the Group’s interim condensed consolidated financial statements for the nine months ended September 30, 2023, except for those estimates, assumptions and judgments which were not considered significant as of December 31, 2023 and the new estimates, assumptions and judgments identified during the year .

3.1. Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1 Revenue recognition

Significant judgment and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations in a contract and the appropriate timing of revenue recognition. The Group enters into development contracts with customers that include promises to transfer multiple products and services, such as charging equipment and installation services. For arrangements with multiple products or services, the Group evaluates whether each of the individual products or services qualify as distinct performance obligations. In its assessment of whether products or services are a distinct performance obligation, the Group determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires the Group to assess the nature of the charging equipment, as well as the grid connection and installation services and how each is provided in the context of the contract.

The Group enters into development contracts for the delivery and installation of charging equipment as a bundled package related to sales and services contracts. The Group has determined that there are two separate performance obligations in these contracts. These distinct promises are (1) to deliver the charging equipment and, (2) to install the charging equipment (including the connection to the grid). The main reasons for separating these performance obligations are that these promises can be fulfilled separately with other readily available resources, and that the Group does not provide significant integration, modification or customization services related to the charging equipment.

In addition, the Group enters into development contracts related to engineering, procurement and construction (“EPC”) contracts. Management concluded that these contracts contain three separate performance obligations, (1) development activities, (2) delivery of charging equipment and, (3) installation of charging equipment (including the connection to the grid). The rationale for the identification of these distinct performance obligations is similar to the reasons described for sales and services contracts.

The Group also provides operation and maintenance services to its customers which include operation of the EV charging infrastructure, maintenance of the charging points, access to the Group’s EV Cloud solution, EV Cloud software updates and interface management. The Group has determined that operation and maintenance services represent two distinct performance obligations.

3.1.2 Accounting for the second Special Fees Agreement

On February 25, 2022 (‘the Second Special Fees Agreement grant date’), the Company’s then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement, with the same external consulting firm as for the First Special Fees Agreement described above. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to the Group’s capital raising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine no longer holds any equity security in the Company. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the completion of the SPAC Transaction (the “Equity Injection(s)”).

Management assessed whether the Group has received services under the Second Special Fees Agreement that requires the Second Special Fees Agreement to be accounted for in the Group’s consolidated financial statements. The Second Special Fees Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to the Equity Injections, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from Equity Injections. Although the Group does not have the obligation to settle the obligation under the Second Special Fees Agreement, management believes that the services provided under the Second Special Fees Agreement benefit the Group. Therefore, the Second Special Fees Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated dates of the Equity Injections as the Second Special Fees Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until the Equity Injections takes place. The Second Special Fees Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.

On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable for equity injections subsequent to the first Equity Injection. Management assessed and concluded these changes had no impact to the fair value of the grant.

On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, the Group has now the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.

Refer to Note 11.2 for further details on the accounting for the Second Special Fees Agreement.

3.1.3 Accounting for Power Purchase Agreements (PPAs)

The Group signed multiple Power Purchase Agreements (PPAs) during the years ended December 31, 2023 and December 31, 2022 for the purchase of electricity from renewable sources in the Netherlands and Germany.

Significant judgment was required to assess the accounting for these PPAs, depending on the specific characteristics of the underlying agreements. The following was considered in this assessment:

•	whether the agreements contain a lease (IFRS 16); or if not

•	whether the agreements meet the “own use” criteria (IFRS 9).

The Group concluded that the PPAs do not contain a lease, as while the Group has the right to obtain substantially all of the economic benefits from the use of the renewable energy assets in the PPAs, the design of the underlying renewable assets was predetermined, the operational control over the renewable assets is maintained by the suppliers, and the Group has no option to choose the timing and volumes of power production. Therefore, the Group is unable to direct the use of respective assets.

The Group further concluded that all German PPAs and some PPAs in the Netherlands entered into in the year ended December 31, 2023 and December 31, 2022 meet the “own use” criteria in IFRS 9, as these are physical PPAs for the purchase of renewable electricity in accordance with the expected usage requirements of the Group in these countries. As such, these agreements are accounted for as executory contracts.

The renewable electricity supplied by the remaining PPAs in the Netherlands will be sold occasionally on the spot electricity market, when the supply at particular moments in time is excessive, as such the renewable electricity supplied under these agreements does not meet the “own use” exemption in IFRS 9. As such the Group concluded that these PPAs contain an embedded derivative, being the renewable electricity supply, which is accounted for at fair value, and the host contract is treated as an executory contract.

3.2. Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within future periods, are described below.

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared and are based on historical experience and other factors that are considered to be relevant. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

3.2.1 Valuation of investment in equity securities

The fair value of investment in equity securities that are not traded in an active market is determined using valuation techniques. The Group used its judgment in selecting the discounted cash flow analysis as the relevant method for the investment in equity securities and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The details of the key assumptions used and the impact of changes to these assumptions over the valuation are disclosed in Note 32.

3.2.2 Valuation of share-based payments under the second Special Fees Agreement

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.

For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Special Fees Agreement at the grant date (and subsequent measurement dates until the novation of the Second Special Fees Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, the Group uses a valuation model which takes into account how the fees payable in cash will depend on the equity value following future Equity Injection events. The same valuation model is used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Special Fees Agreement for measurement dates subsequent to the novation of the Second Special Fees Agreement.

The assumptions and model used for estimating the fair value for share-based payment transactions under the First and Second Special Fees Agreements are disclosed in Note 11.

3.2.3 Valuation of derivative liabilities relating to Power Purchase Agreements (PPAs)

Estimating fair value for derivative liabilities relating to PPAs requires the most appropriate valuation methodology and involves a determination of the most appropriate inputs, and assumptions about them.

For the measurement of the fair value of these derivative liabilities at inception of the agreements (and subsequent measurement dates until the expiration of the agreements), the Group uses a discounted cash-flow model using contractual, company specific and market inputs. The electricity forward prices are among the key inputs and cannot be forecasted using observable market data for the whole duration of the contract. Other key inputs include the renewable electricity production volumes and discount rate (including the credit spread).

The assumptions and model used for estimating the fair value for derivative liabilities relating to PPAs are disclosed in Note 32.

4	Business combinations and capital reorganization

Merger between Allego Holding B.V. and Spartan Acquisition Corp. III (the “SPAC Transaction”)

On July 28, 2021, Allego Holding and Spartan signed a Business Combination Agreement (“BCA”). Prior to the SPAC Transaction, Spartan was listed on the NYSE in the United States (NYSE: SPAQ).

In connection with the merger, Athena Pubco B.V. — a private limited liability parent company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law — was incorporated by Madeleine (the Company’s then immediate parent entity) on June 3, 2021. This newly incorporated entity acquired 100% of the outstanding equity of Allego Holding and Spartan. As a result of the merger, Spartan ceased to exist. The Group received €146,035 thousand ($161,080 thousand2) of gross proceeds3 from a combination of a PIPE offering of €136,048 thousand ($150,000 thousand1) at €9.07 ($10.001) per share, along with €9,987 thousand ($11,080 thousand1) of cash held in trust by Spartan after redemptions. Meridiam — the existing shareholder of the Company — rolled 100% of its equity and, together with management and former advisors, retained 82% of the combined entity.

On March 9, 2022, Spartan convened a special meeting of stockholders (“the Special Meeting”). At the Special Meeting, Spartan’s stockholders approved the business combination proposal.

On March 16, 2022 (“the Closing Date”), the following transactions occurred pursuant to the terms of the BCA:

•

Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V.

•	The Group’s shareholder loans of €101,931 thousand were converted into equity.

•	The Company consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE.

On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company — Allego N.V. — trades under the Allego name under the ticker symbol “ALLG”.

[2]	Translated at the EUR/USD exchange rate as at March 16, 2022.
[3]	Gross proceeds: not inclusive of transaction expenses.

The fair value of Spartan’s net assets at the Closing Date amounted to negative €71,117 thousand, consisting of cash and cash equivalents of €10,079 thousand, receivable balances of €5,185 thousand, warrant liabilities of €42,253 thousand and transaction costs liabilities of €44,128 thousand.

The fair value of the Company’s shares exchanged in the transaction to Spartan amounted to €87,597 thousand. This resulted in a difference with the net assets of Spartan of €158,714 thousand. The difference is considered as an expense and was recognized in general and administrative expenses in the consolidated statement of profit and loss of the Group at the Closing Date, which represented the costs of service in respect of the stock exchange listing for Spartan’s shares.

Treatment of transaction costs

The total costs incurred in relation to the SPAC Transaction were analyzed to determine which were directly attributed to the issuance of new shares and therefore are to be deducted from equity directly instead of being recognized in the consolidated statement of profit or loss. For the year ended December 31, 2022, transaction costs incurred of € nil (December 31, 2021: €1,059 thousands) were directly attributable to the issuance of new shares and have been deducted from share premium. For the year ended December 31, 2022, transaction costs incurred of €7,190 thousand (December 31, 2021: €6,145 thousand) were not directly attributable to the issuance of new shares. These transaction costs were recorded in the consolidated statement of profit or loss, within general and administrative expenses. No transaction costs were incurred in relation to the SPAC Transaction during the year ended December 31, 2023.

Impact of the SPAC Transaction on loss per share

Upon the completion of the SPAC Transaction the already existing 124 shares in Allego Holding were exchanged for 235,935,061 shares with no cash contribution being made. As such, the exchange ratio used at March 16, 2022, has been deemed to be 1,902,702.

The contribution in kind of Spartan shares modified the number of ordinary shares with a change in resources (the net assets of Spartan are new in the Allego Group and are considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from March 16, 2022. Consequently, the weighted average number of ordinary shares outstanding for basic and diluted earnings per share (“EPS”) for the period prior to March 16, 2022 is as follows:

December 31, 2021
Shares for basic EPS Allego Holding	100
Exchange ratio	1,902,702
Adjusted number of shares	190,270,211

Acquisition of Mega-E (asset acquisition)

Following the execution of the SPAC Transaction on March 16, 2022, the Group exercised its call option right to acquire Mega-E, pursuant to the terms of the Mega-E Option. The Group paid a total purchase consideration of €10,594 thousand, comprising of €9,456 thousand for the shares and €1,138 thousand for the accrued interest on the deferred purchase price. The fair value of the net assets recognized as a result of the acquisition was €67,034 thousand. The main asset acquired was property, plant and equipment, which was initially measured at cost by allocating the purchase price based on the relative fair values of the assets. Mega-E has 100% interest in its subsidiaries, except for GreenToWheel SAS (“GreenToWheel”) in which it holds an interest of 80%, resulting in a 20% Non-controlling Interest (“NCI”) which amounted to €1,259 thousand. As described in Note 3, the transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 Business Combinations.

Acquisition of MOMA (business combination)

On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA (the “Direct MOMA Shares”) and 100% of Oury-Heintz Energie Applications SA (“OHEA”), which held 42.0% of the share capital of MOMA (the “Indirect MOMA Shares”). The shareholder’s agreement of MOMA includes drag-along rights, which required the Group to acquire the remaining 49.50% of MOMA’s share capital upon exercising its option rights. The Group extended the option agreements on September 28, 2021, under similar terms and conditions as the original agreements.

On April 26, 2022, the Group exercised its second purchase option and drag-along rights to purchase the Direct MOMA Shares, simultaneously signing and closing the acquisition of the Indirect MOMA Shares pursuant to the exercise of the first purchase option. Consequently, on June 7, 2022, the Group closed two separate share and sale purchase agreements (the “Agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”).

The Group paid a total purchase consideration of €59,986 thousand. The fair value of the net identifiable assets acquired was €49,262 thousand, resulting in the recognition of goodwill of €10,724 thousand.

5	Segmentation

The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the consolidated financial statements. Further financial information, including net income (loss), employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level. As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.

As the Group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements.

Revenue from major customers

For the year ended December 31, 2023, there was one customer that had a revenue contribution of 10% or more of the Group’s total revenue for the year (2022: one customers, 2021: two customers). The amount of revenue from the major customers can be broken down as follows:

(in €‘000)	2023		2022		2021
Customer A	—	*	—	*	23,974
Customer B	—	*	—	*	—	*
Customer C	—	*	—	*	—	*
Customer D	15,585		51,424		24,566
Total	15,585		51,424		48,540

*	This customer’s revenue contribution was less than 10% of the total revenue of the respective year.

Revenue from external customers

The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2023	2022	2021
The Netherlands	73,737	46,302	29,689
Belgium	21,364	10,692	4,358
Germany	22,553	15,045	14,477
France	23,289	55,815	32,098
Other	4,510	6,046	5,669
Total	145,453	133,900	86,291

Non-current assets by country

The amount of total non-current assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2023	December 31, 2022
The Netherlands	101,934	109,851
Belgium	14,609	8,778
Germany	85,179	43,510
France	41,136	32,675
Other	31,570	12,369
Total	274,428	207,183

Non-current assets for this purpose consist of total non-current assets as recorded in the consolidated statement of financial position, excluding non-current financial assets and deferred tax assets.

6	Revenue from contracts with customers

Disaggregation and timing of revenue from contracts with customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

(in €‘000)	2023	2022	2021
Type of goods or service
Charging sessions	103,265	65,347	26,108
Service revenue from the sale of charging equipment	10,303	33,585	37,253
Service revenue from installation services	20,391	28,630	19,516
Service revenue from operation and maintenance of charging equipment	5,399	3,230	3,414
Service revenue from consulting services	6,095	3,108	—
Total revenue from external customers	145,453	133,900	86,291
Timing of revenue recognition
Services transferred over time	32,337	34,968	22,930
Goods and services transferred at a point in time	113,116	98,932	63,361
Total revenue from external customers	145,453	133,900	86,291

Liabilities related to contracts with customers

The Group has recognized the following liabilities related to contracts with customers:

(in €‘000)	December 31, 2023	December 31, 2022
Assets
Current contract assets	—	1,512
Loss allowance	—	—
Total contract assets	—	1,512
Liabilities
Current contract liabilities	9,823	7,917
Non-current contract liabilities	180	2,442
Total contract liabilities	10,003	10,359

Refer to Note 20 for details on trade receivables and the loss allowance on trade receivables and contract assets.

Significant changes in contract liabilities

The change in contract liabilities is the result of the Group’s development contract activities which started in 2019 and which have increased since then. For certain development contracts, the Group provides services exceeding the payments received from customers which result in contract assets. Conversely, the Group receives prepayments for certain development contracts which result in contract liabilities. Contract liabilities increased mainly as a result of prepayments received for development contracts with EV Cars in current and previous years for which the performance obligations have not been satisfied before the current year-end. This increase has been offset by a decrease in contract liabilities of €452 thousand for charging services provided to one of the PIPE Investors during the current year. For more information on balances with related parties, reference is made to Note 36.2.

During the year ended December 31, 2022, the Group entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. During the current year, the Group satisfied a portion of the performance obligation related to this contract liability and the amount recognized as charging revenue was €452 thousand. As of December 31, 2023, €2,906 thousand (December 31, 2022: €3,358 thousand) of the contract liability balance relates to this arrangement, of which €2,726 thousand is recognized as current and €180 thousand is recognized as non-current.

Revenue recognized in relation to contract liabilities

The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2023	2022	2021
Revenue recognized that was included in the contract liability balance at the beginning of the period	7,453	21,192	7,280

Performance obligations

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	2023	2022
Within one year	14,062	24,791
More than one year	4,391	7,909
Total	18,453	32,700

As at December 31, 2023, the Group expects that 76% of the transaction price allocated to unsatisfied performance obligations will be recognized as revenue during the next financial reporting year. The remaining 24% will be recognized in the 2025 and 2026 financial reporting years. Of the total unsatisfied performance obligations, 84% relates to service revenue from the sale of charging equipment and service revenue from installation services. The remaining portion of 16% relates to revenue from charging sessions.

7	Other income/(expenses)

(in €‘000)	2023	2022	2021
Government grants	602	213	2,037
Income from CO2 tickets	6,230	9,527	5,403
Net gain/(loss) on disposal of property, plant and equipment	(7,970)	(12,528)	(210)
Sublease rental income	200	200	200
Fair value gains/(losses) on derivatives (PPAs)	(7,442)	—	—
Fair value gains/(losses) on derivatives (purchase options)	—	3,856	2,900
Fair value gains/(losses) on pref. shares derivatives and net gain/(loss) on sale of pref. shares derivatives	—	(69)	—
Other items	1,777	2,525	523
Total	(6,603)	3,724	10,853

Government grants

Government grants that relate to an expense item, are recognized as income on a systematic basis over the periods that the related costs, which the grants are intended to compensate, are expensed.

Income from sale of CO2 tickets

The Group sells CO2 tickets issued by government (for example, HBE certificates in the Netherlands and similar schemes in Germany and France) to companies that are required to compensate their use of non-green energy through a brokerage. These certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable.

For the year ended December 31, 2023, income from the sale of CO2 tickets includes a fair value gain on initial recognition of €6,636 thousand (2022: €9,423 thousand, 2021: €5,483 thousand) and a loss on the subsequent sale of €406 thousand (2022: gain of €104 thousand, 2021: loss of €80 thousand).

Net gain/(loss) on disposal of property, plant and equipment

During the year ended December 31, 2023, the Group recorded a loss on disposal of property, plant and equipment of €7,970 thousand (2022: €12,528 thousand, 2021: €210 thousand). This primarily consists of the costs of upgrading HPC charger locations where old chargers were replaced with new chargers.

Sublease rental income

Refer to Note 17.2 for details on the Group’s subleases.

Fair value gains/(losses) on derivatives (PPAs)

Refer to Note 29 for details on the Group’s PPA derivative liabilities.

Fair value gains/(losses) on derivatives (purchase options)

Refer to Note 4 for details on the Group’s purchase options.

Fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives

In 2022, the Group has waived certain potential economic rights associated with a portion of the shares held by the Group in Voltalis for a consideration of €187 thousand. The transaction resulted in an immaterial loss, which has been recognized in the consolidated statement of profit or loss, within other income/(expenses). This transaction does not affect the Group’s interest held in the ordinary share capital of Voltalis.

Other items

Other items primarily consists of reimbursements that the Group has received from one of its suppliers for chargers.

During the year ended December 31, 2023, the Group purchased a number of chargers that malfunctioned and the Group has disposed of these chargers. During the year ended December 31, 2023, the Group has recognized a gain of €1,400 thousand (2022: €2,250 thousand, 2021: € nil) for reimbursement received from suppliers.

8	Selling and distribution expenses

(in €‘000)	2023	2022	2021
Employee benefits expenses	1,236	1,650	1,898
Amortization of customer relationships	395	231	—
Depreciation of right-of-use assets	114	148	92
Marketing and communication costs	765	478	421
Housing and facility costs	39	48	60
Travelling costs	54	32	1
Total	2,603	2,587	2,472

Refer to Note 10 for a breakdown of expenses by nature.

9	General and administrative expenses

(in €‘000)	2023	2022	2021
Employee benefits expenses	42,796	65,089	105,025
Depreciation of property, plant and equipment	257	185	206
Depreciation of right-of-use assets	5,949	5,676	3,175
Amortization of intangible assets	723	577	97
IT costs	4,037	3,307	1,625
Housing and facility costs	764	490	337
Travelling costs	942	398	7
Legal, accounting and consulting fees	32,908	73,867	208,945
Insurance costs	4,276	7,164	397
Other costs	6,305	7,891	9,483
Share-based payment expenses - SPAC Transaction	—	158,714	—
Total	98,957	323,358	329,297

Employee benefits expenses include share-based payment expenses relating to the First and Second Special Fees Agreements, the management incentive plan and the long term incentive plan. For the year ended December 31, 2023, share-based payment expenses relating to the First Special Fees and Second Special Fees Agreements amount to € nil (2022: €21,188 thousand, 2021: €89,636 thousand) and €3,480 thousand (2022: €5,681 thousand, 2021: € nil), respectively, as certain directors of the Company are entitled to a percentage of the total benefits received by the external consulting firm as part of these agreements. Refer to Note 11.1 and Note 11.2 for details. Share-based payment expenses relating to the management incentive plan for the year ended December 31, 2023 amount to €6,242 thousand (2022: €14,361 thousand, 2021: € nil) as the Group has granted the options to acquire a percentage of the Company’s issued share capital to key management personnel. Refer to Note 11.3 for details. Furthermore, employee benefit expenses for the year ended December 31, 2023 include share-based payment expenses relating to the long term incentive plan of €4,790 thousand (2022: € nil, 2021: € nil). Refer to Note 11.4 for details.

Legal, accounting and consulting fees for the year ended December 31, 2023 include share-based payment expenses relating to the First Special Fees Agreement of € nil (2022: €46,433 thousand, 2021: €202,201 thousand) and Second Special Fees Agreement of €6,607 thousand (2022: €11,712 thousand, 2021: € nil) as the Group has provided share-based payment awards to an external consulting firm. Refer to Note 11.1 and Note 11.2 for details.

Share-based payment expenses related to the SPAC Transaction for the year ended December 31, 2022 represent the difference between Spartan’s net assets at the Closing Date and the fair value of the Company’s shares exchanged in the transaction to Spartan. This difference is considered as an expense representing the costs of service in respect of the stock exchange listing for Spartan’s shares.

Refer to Note 10 for a breakdown of expenses by nature.

10	Breakdown of expenses by nature

10.1. Depreciation, amortization and impairments

(in €‘000)	2023	2022	2021
Included in cost of sales:
Depreciation of property, plant and equipment	20,090	16,542	5,417
Impairments of property, plant and equipment	510	701	354
Reversal of impairments of property, plant and equipment	(635)	(679)	(381)
Amortization of intangible assets	2,517	2,883	2,623
Depreciation of right-of-use assets	2,474	886	141
Included in selling and distribution expenses:
Depreciation of right-of-use assets	114	148	92
Amortization of customer relationships	395	231	—
Included in general and administrative expenses:
Depreciation of property, plant and equipment	257	185	206
Depreciation of right-of-use assets	5,949	5,676	3,175
Amortization of intangible assets	723	577	97
Total	32,394	27,150	11,724

10.2. Employee benefits expenses

(in €‘000)	2023	2022	2021
Included in selling and distribution expenses:
Wages and salaries	991	1,195	1,527
Social security costs	150	127	178
Pension costs	90	139	144
Termination benefits	—	194	11
Other employee costs	5	(5)	34
Contingent workers	—	—	4
Subtotal	1,236	1,650	1,898
Included in general and administrative expenses:
Wages and salaries	17,157	14,968	9,951
Social security costs	2,674	1,980	1,262
Pension costs	1,664	1,553	1,025
Termination benefits	265	222	42
Share-based payment expenses	14,512	41,230	89,636
Other employee costs	472	283	219
Contingent workers	6,052	4,853	3,358
Capitalized hours	—	—	(468)
Subtotal	42,796	65,089	105,025
Total	44,032	66,739	106,923

Average number of employees

During 2023, 218 employees were employed on a full-time basis (2022: 163, 2021: 127). Of these employees, 94 were employed outside the Netherlands (2022: 59, 2021: 40).

Pension plans

The Netherlands

In the Netherlands, the Group voluntarily participates in the industry-wide pension fund for civil servants “ABP”. All Dutch employees are covered by this plan, which is financed by both employees and the employer. The pension benefits are related to the employee’s average salary and the total employment period covered by the plan. The Group has no further payment obligations once the contributions have been paid.

As the ABP pension plan contains actuarial risks, i.e. a recovery contribution is charged as part of the annual contribution, it does not qualify as a defined contribution plan under IAS 19 and thus qualifies as a defined benefit plan. Under IAS 19, the ABP pension plan qualifies as a multi-employer plan. The Group’s proportionate share in the total multi-employer plan is insignificant. The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2023 was €1,142 thousand (2022: €1,290 thousand, 2021: €1,034 thousand). The contributions to the ABP pension plan for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.

The pension plan of the Group in the Netherlands is administered by Stichting Pensioenfonds ABP (“the fund”). The most important characteristics of this pension plan are:

•	The plan provides a retirement and survivor’s pension.

•	The pension plan is an average pay plan.

•	The retirement age depends on the AOW retirement age.

•	The board of the fund sets an annual contribution for the retirement pension, partner’s pension and orphan’s pension which is based on the actual funding ratio of the fund.

•

If the fund holds sufficient assets, the board of the fund can increase the accrued benefits of (former) employees and retirees in line with the consumer price index for all households. This indexation is therefore conditional. There is no right to indexation and it is not certain for the longer term whether and to what extent indexations will be granted. The board of the fund decides annually to what extent pension benefits and pension benefits are adjusted.

•	The board of the fund can decide to reduce the accrued benefits of (former) employees and retirees in case the funding level is below the legally required level.

The main features of the implementation agreement are:

•	Participation in the ABP pension fund is mandatory for the employees of the Group.

•

The Group is only obliged to pay the fixed contributions. The Group, under no circumstances, has an obligation to make an additional payment and does not have the right to a refund. Therefore, the Group has not recorded a pension liability.

The funding ratio of the fund as at December 31, 2023 was 110.5% (December 31, 2022: 110.9%, December 31, 2021: 110.2%). The policy funding ratio as at December 31, 2023 was 113.9% (December 31, 2022: 118.6%, December 31, 2021: 102.8%), which is above the required minimum of 104.0% as prescribed by De Nederlandsche Bank (DNB).

Belgium

The Group operates a defined benefit pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid by employees. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, the plan qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of €1 thousand in 2023 (2022: € nil , 2021: €10 thousand) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.

France:

Description of plans

A retirement indemnity plan (‘Indemnités de fin de carrière’) applies to the Group’s employees in France, which qualifies as another post-employment benefit under IAS 19. The retirement benefit depends on the number of service years within the industry and the Group. The benefit equals 1/4th of the average monthly salary for the first ten years of seniority and 1/3rd of the average monthly salary for the service years thereafter. Contributions for the retirement indemnity plan are obligations from past events with a probable outflow for which reliable estimates can be made. The Group should therefore record a provision for these obligations on its consolidated statement of financial position. The plans are not funded, as there is no mandatory minimum funding requirement for this scheme. The Company does not have plan assets, therefore there is no allocation of plan assets disclosed.

The next table provides a summary of the changes in the defined benefit obligations in France.

(in €‘000)	2023	2022
Defined benefit pension provision - Opening	449	—
Current service cost	69	30
Interest cost	20	6
Total amount recognized in the consolidated statement of profit or loss	89	36
Remeasurement:
(Gain)/loss from change in financial assumptions	7	(19)
(Gain)/loss from change in demographic assumptions	8	—
Experience (gain)/loss	(7)	46
Total amount recognized in the consolidated statement of other comprehensive income	8	27
Acquisition	—	386
Benefit payments from plans	(9)	—
Defined benefit provision - Closing	537	449

Actuarial assumptions

The principal actuarial assumptions at the reporting dates are:

(in %)	2023		2022
Discount rate	3.1	% - 3.2%	2.5	% - 3.7%
Wage inflation	3.0%		2.5%
Turnover	5.3	% - 20.1%	5.6	% - 16.8%

The discount rate is based on yields on AA-rated high-quality bonds, with durations comparable to the duration of the pension plan’s liabilities. Based on the assumptions described in this note.

Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to, amongst others, the discount rate, rate of inflation and changes in life expectancy. In 2023, the sensitivity analysis was as follows:

(In %)	-0.5%	+0.5%
Discount rate	5.5%	(5.0)%
Salary increases	(5.0)%	5.4%
Turnover rates	1.1%	(1.1)%

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the balance sheet.

Other countries

The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden, Norway and Denmark. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €79 thousand in 2023 (2022: €67 thousand, 2021: €75 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.

Other long-term employee benefits:

The Netherlands

Jubilee plan

The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2023. The valuation is carried out with a discount rate of 3.3% (December 31, 2022: 3.6%), an expected rate of salary increase of 2.5% (December 31, 2022: an increase of 2.5%) and a retirement age of 68 years (December 31, 2022: 68 years). The provision recorded in the Group’s consolidated statement of financial position amounts to €35 thousand as at December 31, 2023 (December 31, 2022: €26 thousand).

The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2023	2022
Jubilee provision – Opening	26	73
Current service cost	5	11
Interest cost	1	—
Remeasurements	3	(58)
Total amount recognized in the consolidated statement of profit or loss	9	(47)
Benefit payments	—	—
Jubilee provision – Closing	35	26

Senior leave plan

Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2023. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.

10.3. Audit fees

The following audit fees were recognized in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021.

(in €‘000)	2023	2022	2021
Audit of the financial statements	5,086	3,847	2,790
Other audit services	38	—	55
Total	5,124	3,847	2,845

The fees listed above relate to the procedures applied to the Company and its consolidated subsidiaries by Ernst & Young Accountants LLP, the external auditor as referred to in Section 1, subsection 1 of the Audit Firms Supervision Act (‘Wet toezicht accountantsorganisaties - Wta’) as well as by other Dutch and foreign-based members firms and legal entities, including their tax services and advisory groups. These fees relate to services provided by the external auditor in the respective financial year.

11	Share-based payments

11.1. First Special Fees Agreement

The First Special Fees Agreement was terminated in connection with the Business Combination in 2022. During the year ended December 31, 2023, the Group recognized share-based payment expenses of € nil (2022: €67,621 thousand, 2021: €291,837 thousand) for this equity-settled arrangement, with a corresponding increase in accumulated deficit. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, during the year ended December 31, 2023 the Group has recognized share-based payment expenses for an amount of € nil (2022: €46,433 thousand, 2021: €202,201) as legal, accounting and consulting fees, and share-based payment expenses for an amount of € nil (2022: €21,188 thousand, 2021: €89,636 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.

11.2. Second Special Fees Agreement

On February 25, 2022, the Allego Holdings’ then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The agreement ultimately expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each, an “Equity Injection”).

On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable (the “Relevant Percentage”) for equity injections subsequent to the first Equity Injection.

The Group accounts for the Second Special Fees Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for cash amounts based on the equity value of the Company. Madeleine, instead of the Group, had the obligation to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement was therefore classified as an equity-settled share-based payment arrangement. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), with all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, Allego now has the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.

Certain directors and officers of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm will generate under the Second Special Fees Agreement, including any amendments. The share-based payment expenses for the Second Special Fees Agreement therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value as an equity-settled plan

In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration under an equity-settled share-based payment arrangement is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Second Special Fees Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received.

Since the Second Special Fees Agreement includes an implicit service condition, the services received under the Second Special Fees Agreement are recognized as expenses over the period in which the Company expects to have the Equity Injections, therefore between February 25, 2022 (the “grant date”) and the dates of the Equity Injections by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).

Measurement of fair value as a cash-settled plan

Following the Novation, the Second Special Fees Agreement was classified as a cash-settled plan as opposed to an equity-settled plan. Therefore, in accordance with IFRS 2 Share-based Payment, the fair value of both the key management remuneration and the services provided by the consulting firm under a cash-settled share-based payment arrangement is measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The fair value of the liability is recognized over the service period.

In effect, IFRS 2 Share-based Payment provides that the cumulative amount recognized as the expense over the life of the Second Special Fees Agreement is the grant-date fair value plus or minus any subsequent changes in fair value after the change in classification. Therefore, the cumulative amount may be less than the original grant-date fair value.

Fair value of equity instruments granted

The fees payable under the Second Special Fees Agreement will depend on the future value of the Allego Group following each future Equity Injection. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, the future value of the Allego Group for the Equity Injection has been derived from a weighted average valuation model in which that value can be simulated based on various amounts and expected dates of Equity Injection events, and taking into account the likelihood of Equity Injections to happen, as well as the expected price per share upon Equity Injection.

The total fair value of the share-based payment arrangement as at December 31, 2023 is estimated at €38,583 thousand (2022: €33,481 thousand). The increase in fair value of the share-based payment arrangement is mainly driven by an increase in the probability and expected amount of the Equity Injection events.

The Group recognized a share-based payment provision related to the Second Special Fees Agreement of €26,894 thousand as of December 31, 2023 (December 31, 2022: €16,806 thousand), of which an amount of €16,677 thousand (December 31, 2022: €16,806 thousand) is recognized as a current liability, and an amount of €10,217 thousand (December 31, 2022: € nil) is recognized as a non-current liability in the consolidated statement of financial position.

Share-based payment expenses

During the year ended December 31, 2023, the Group recognized total share-based payment expenses with respect to the Second Special Fees Agreement of €10,088 thousand (2022: €17,393 thousand, 2021: € nil). As share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €6,607 thousand (2022: €11,712 thousand, 2021: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €3,480 thousand (2022: €5,681 thousand, 2021: € nil) has been recognized as employee benefit expenses, both within general and administrative expenses. These share-based payment expenses were recognized with a corresponding increase in liability for the year ended December 31, 2023, and for the period after the novation during the year ended December 31, 2022. For the period before the novation during the year ended December 31, 2022, these share-based payment expenses were recognized with a corresponding increase in accumulated deficit.

11.3. Management Incentive Plan

The establishment of the company’s management incentive plan (“MIP”) was approved by the board of directors on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company’s issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “MIP Grant Options”), and the right to acquire a percentage of the Company’s issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “MIP Performance Options”). The granted options carry no dividend or voting rights. The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.

Under the plan, the MIP Grant Options vest immediately, and the MIP Performance Options only vest if certain performance standards are met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The amount of MIP Performance Options that will vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ends on September 18, 2023, for the MIP Grant Options and ten years from the grant date (May 14, 2022) for the MIP Performance Options.

In April 2023, one non-market performance condition included in the original MIP agreement was modified, together with its respective service period, to be applied to the group’s performance over financial year 2023 instead of 2022. For the MIP performance options the blocking period was extended to April 30, 2024. The exercise period is ten years following the end of the blocking period. The exercise period and blocking period end date remain unchanged for the other MIP Performance Options. These changes result in an increased number of awards being expected to vest but do not have an impact on the fair value of the options.

On December 29, 2023, all MIP Options were modified to expire on June 30, 2024. Furthermore, the MIP Performance Options based on the modified MIP agreement were further modified to vest immediately. These modifications occurred as part of an approach towards retention of employees. These modifications do not result in a change in the number of awards expected to vest, but results in an earlier vesting date and an accelerated expense recognition for the MIP Performance Options based on the modified MIP agreement. As a result, these modifications do not have an impact on the fair value of the options.

The exercise price of the granted options under the plan is €0.12 per option. When exercisable, each option is convertible into one ordinary share of the Company.

Set out below are summaries of MIP Grant Options and MIP Performance Options granted under the plan:

	2023			2022
	Average exercise price per share option (in €)	Number of grant options	Number of performance options	Average exercise price per share option (in €)	Number of grant options	Number of performance options
As at January 1	0.12	1,329,213	1,329,213	—	—	—
Granted during the period	—	—	—	0.12	1,329,213	1,329,213
Exercised during the period	—	—	—	—	—	—
Forfeited during the period	—	—	—	—	—	—
As at December 31	0.12	1,329,213	1,329,213	0.12	1,329,213	1,329,213
Vested and exercisable at December 31	0.12	1,329,213	1,329,213	—	—	—

As of December 31, 2023, 1,329,213 MIP Grant Options and 996,910 MIP Performance Options vested and became exercisable after the end of the blocking period, which ended on September 18, 2023, and 332,303 MIP Performance Options vested and became exercisable as a result of the modification from December 2023. No options expired and no options were exercised during the year ended December 31, 2023.

Share options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Share options December 31, 2023
MIP Grant Options	May 14, 2022	September 18, 2023	June 30, 2024	€0.12	1,329,213
MIP Performance Options	May 14, 2022	September 18, 2023	June 30, 2024	€0.12	996,910
MIP Performance Options (modified)	May 14, 2022	December 29, 2023	June 30, 2024	€0.12	332,303
Total					2,658,426

The weighted average remaining contractual life of options outstanding at the end of period is 0.50 years.

For the year ended December 31, 2023 the total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense was €6,242 thousand (2022: €14,361 thousand, 2021: € nil ). This includes an amount of €2,575 thousand (2022: € nil , 2021: € nil ) related to the additional expense recognized as a result of the modification of the MIP agreement.

Fair value of options granted

There were no options granted during the year ended December 31, 2023 in relation to the MIP. The assessed fair value of options granted during the year ended December 31, 2022, was €7.75 per option (December 31, 2021: no options granted) for both the MIP Grant Options and MIP Performance Options.

The fair value was determined as the share price of the Company’s ordinary shares on grant date of $8.17 (€7.874), determined as the closing price on May 13, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.

No specific option-pricing model (e.g., Black-Scholes) was applied for the valuation, as in the situation when the exercise price applicable to the options is negligible, the calculated fair value of an option is close (or equal) to the value of an ordinary share less the exercise price, regardless of the other input parameters applied in the option valuation.

As the options do not include any market conditions or non-vesting conditions that has an impact on the fair value and there is no adjustment for dividends, the grant date fair value of both MIP Grant Options and MIP Performance Options was determined using the same approach.

11.4. Long-Term Incentive Plan

The Board and the Compensation Committee approved the general framework for the Long-Term Incentive Plan (“LTIP”) on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Board meetings. On December 20, 2022, the Board approved a detailed plan for the LTIP for future years.

Performance Based Share Options

As it relates to the LTIP for Allego executive officers, performance based share options may be granted annually and would be exercisable after a contractual vesting period of two to three years. The number of LTIP Performance Options issued under the LTIP is based on four equally-weighted performance criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the board of directors. The targets for the performance criteria are set annually by the Compensation Committee.

[4]	Translated at the EUR/USD exchange rate as at May 13, 2022.

During the year ended December 31, 2023, LTIP Performance Options were granted to executive officers based on company performance in financial years 2022 and 2023. The LTIP Performance Options based on company performance in financial year 2022 have a contractual vesting period of two years, and the target number of options awarded was determined and set at grant date in line with the known level of completion of the performance criteria for that financial year. In addition, Allego granted LTIP Performance Options based on company performance in financial year 2023 with a contractual vesting period of three years, and the target number of options awarded was determined based on a target level of completion of 100% of the performance criteria for that financial year (to be adjusted according to actual level of completion of performance criteria).

On December 29, 2023, the LTIP Performance Options based on company performance in financial year 2022 were modified for one of the executive officers to vest immediately, with the expiry date being June 30, 2024. This modification does not result in a change in the number of awards expected to vest, but results in an earlier vesting date and an accelerated expense recognition. As a result, this modification does not have an impact on the fair value of the options.

On December 29, 2023, LTIP Performance Options based on company performance in financial year 2023 for one of the executive officers were cancelled as part of a package of an approach towards retention of employees.

The exercise price of the LTIP Performance Options granted under the LTIP is €0.12 per option. When exercised, each LTIP Performance Option is convertible into one ordinary share of the Company.

Set out below is a summary of the target number of LTIP Performance Options granted under the plan:

	2023
	Average exercise price per LTIP Performance Option (in €)	Target number of LTIP Performance Options
As at January 1	—	—
Granted during the period	0.12	2,798,063
Exercised during the period	—	—
Forfeited during the period	—	—
Cancelled during the period	—	(577,722)
As at December 31	0.12	2,220,341
Vested and exercisable at December 31	0.12	341,377

During the year ended December 31, 2023, the Company granted two types of LTIP Performance Options: 1,039,222 options based on financial year 2022 company performance and 1,758,841 options based on financial year 2023 company performance. The target number of options granted based on financial year 2022 company performance is final, subject to meeting the service condition of two years. The target number of options granted based on financial year 2023 company performance is based on a target level of completion of 100% of the performance criteria for that financial year (actual level of completion not known at the time of grant date). During the year ended December 31, 2023, 577,722 LTIP Performance Options based on financial year 2023 company performance were cancelled.

As of December 31, 2023, 341,377 LTIP Performance Options based on performance in financial year 2022 vested and became exercisable as a result of the modification for one of the executive officers.

The number of LTIP Performance Options based on financial year 2023 company performance expected to vest is estimated to be 723,384 options in accordance with the expected level of completion of performance criteria as at December 31, 2023.

LTIP Performance Options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Target number of options December 31, 2023
LTIP Performance Options (2022)	April 12, 2023	April 12, 2025	April 12, 2032	0.12	697,845
LTIP Performance Options (2022) - modified	April 12, 2023	December 29, 2023	June 30, 2024	0.12	341,377
LTIP Performance Options (2023)*	April 12, 2023	April 12, 2026	April 12, 2033	0.12	1,181,119

*	Service period for this award started on January 1, 2023

The weighted average remaining contractual life of LTIP Performance Options outstanding at the end of period is 7.62 years.

For the year ended December 31, 2023, the total expense arising from the LTIP Performance Options recognized as part of employee benefit expense was €2,070 thousand (2022: € nil , 2021: € nil ).

Fair value of LTIP Performance Options granted

The assessed fair value of LTIP Performance Options 2022 was €1.83 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $2.13 (€1.955), determined as the closing price on April 12, 2023 (the grant date), less the exercise price of €0.12.

The assessed fair value of LTIP Performance Options 2023 was €2.82 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $3.14 (€2.946), determined as the closing price on December 30, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.

As the LTIP Performance Options do not include any market conditions or non-vesting conditions that have an impact on the fair value and there is no adjustment for dividends, the grant date fair value of LTIP Performance Options was determined using the same approach as used for the options granted under the MIP.

Restricted Stock Units

As it relates to the LTIP for other Allego employees, individuals may elect to receive up to 50% of their annual performance bonus to be paid in RSUs, which would vest on an annual basis. Additionally, certain Allego employees are eligible to receive additional RSUs based on the Company’s existing internal performance evaluation framework. These RSUs would be granted annually and vest after three years. In May 2023, the Group awarded RSUs to eligible and selected employees based on the Company’s internal performance evaluation framework. The RSUs have a vesting period of three years and are subject to the participant’s continued employment until the vesting date.

Under the terms of the same plan, RSUs were awarded to eligible members of the board of directors in May 2023. 666,968 RSUs were not subject to any vesting conditions and vested fully on the grant date. The related Company’s ordinary shares were issued to the eligible members of the board of directors on August 10, 2023. 285,844 RSUs have a vesting period of one year and will vest on May 23, 2024, subject to the members continuous involvement within the board of directors until the vesting date.

[5]	Translated at the EUR/USD exchange rate as at April 12, 2023.
[6]	Translated at the EUR/USD exchange rate as at December 30, 2022.

Set out below are summaries of the number of RSUs granted under the plan:

	2023
	Employees	Eligible directors
As at January 1	—	—
Granted during the period	176,952	952,812
Forfeited during the period	—	—
Vested and issued during the period	—	(666,968)
As at December 31	176,952	285,844
Vested and exercisable at December 31	—	—

The grant date fair value of the RSUs granted to the employees in 2023 is recognized as an expense on a straight-line basis over the three-year vesting period, with a corresponding entry in equity. Since the RSUs granted to certain members of the board of directors are not subject to any vesting conditions, the grant date fair value of these awards is recognized immediately, on the grant date, as an expense with a corresponding entry in equity.

The assessed fair value of RSUs granted during the period ended 2023, was €1.97 per RSU (December 31, 2022: no RSUs granted). The fair value of the RSUs has been determined with reference to the share price of the Company’s ordinary shares at the grant date. Since the Company does not expect to pay dividends during the vesting period, the weighted average fair value of the RSUs granted in the year ended December 31, 2023 of $2.13 (€1.977) is equal to share price at the grant date, May 24, 2023.

The share-based payment expense recognized for the year ended December 31, 2023 for the equity-settled RSUs amounted to €1,729 thousand (2022: € nil, 2021: € nil), consisting of €1,316 thousand related to the fully vested board of directors’ RSUs recognized on grant date, €342 thousand representing the expense for the current period related to the board of directors’ RSUs with a one year vesting period, and €70 thousand representing the expense for the current period in relation to the RSUs issued to employees.

IPO Grant Shares

In May 2023, the Group awarded 100 ordinary shares per employee to a select group of individuals who were instrumental in the success of the IPO. The Company granted this one-off share award as of the IPO date to employees of the Company, who were still employed by the Company a year later. This award granted in 2023 was not subject to any vesting conditions. The Company awarded a total number of 9,600 ordinary shares in May 2023. The ordinary shares were issued to the employees on June 9, 2023.

The fair value of the share awards of $2.13 (€1.978) is equal to the share price of the Company’s ordinary shares at the date of grant. The share-based payment expenses for the year ended December 31, 2023 is €19 thousand (2022: € nil, 2021: € nil).

LTIP Special Options

On December 29, 2023, the Group awarded 1,000,197 LTIP Special Options to one of the executive officers as replacement for the cancelled Performance Based Share Options. The vesting date of the LTIP Special Options is December 29, 2023 and the expiry date is June 30, 2024. No performance or service conditions are attached to the vesting date, and the options were granted immediately.

The fair value of the LTIP Special Options was €1.10 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $1.35 (€1.229), determined as the closing price on December 29, 2023, less the exercise price of €0.12. The incremental fair value granted from these options as a result of the cancellation and replacement amounts to €972 thousand and was recognized as part of shared-based payment expenses for the year ended December 31, 2023. The incremental fair value was measured as the difference between the fair value of the LTIP Special Options at grant date and the fair value of the cancelled Performance Based Share Options at the time of cancellation.

[7]	Translated at the EUR/USD exchange rate as at May 24, 2023.
[8]	Translated at the EUR/USD exchange rate as at May 24, 2022.
[9]	Translated at the EUR/USD exchange rate as at December 29, 2023.

12	Finance income/(costs)

(in €‘000)	Notes	2023	2022	2021
Interest expenses on shareholder loans	25	—	(1,743)	(8,162)
Interest expenses on old facility (senior debt) and renewed facility	25	(23,364)	(12,139)	(6,446)
Loss on the old facility modification	25	—	(1,730)	—
Loss on the old facility extinguishment	25	—	(2,832)	—
Finance costs on borrowings		(23,364)	(18,444)	(14,608)
Interest expenses on lease liabilities	17	(3,678)	(1,777)	(527)
Fair value gains/(losses) on derivatives	19	(5,497)	5,507	593
Fair value gains/(losses) on public warrant liabilities	27	(6,273)	19,964	—
Fair value gains/(losses) on private placement warrant liabilities	27	—	7,139	—
Other finance income/(costs)		480	—	—
Exchange differences – net		523	(2,069)	(877)
Finance income/(costs)		(37,809)	10,320	(15,419)

13	Loss per share

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year (see explanations regarding the impact of the SPAC Transaction over the weighted average number of ordinary shares in Note 4).

The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Loss attributable to ordinary equity holders of the Company (in €‘000)	(109,898)	(304,778)	(319,672)
Weighted average number of ordinary shares outstanding	268,217,951	251,434,593	190,270,210
Basic and diluted loss per share (in €)	(0.41)	(1.21)	(1.68)

The Company only has ordinary shares. Refer to Note 23 for details about the Company’s share capital.

There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the First Special Fees Agreement, the Management Incentive Plan or the Long Term Incentive Plan are anti-dilutive for all periods presented. Refer to Note 11.1, Note 11.3 and Note 11.4 for details on the First Special Fees Agreement, the Management Incentive Plan and the Long Term Incentive Plan, respectively.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

14	Cash generated from operations

(in €‘000)	Notes	2023	2022	2021
Loss before income tax		(109,778)	(304,656)	(319,320)
Adjustments to reconcile loss before income tax to net cash flows:
Loss on modification of old facility	25	—	1,730	—
Loss on extinguishment of old facility	25	—	2,832	—
Fair value (gains)/losses on derivatives (purchase options)	7	—	(3,787)	(2,900)
Fair value (gains)/losses on derivatives (power purchase agreements)	7	7,442	—	—
Fair value (gains)/losses on Public and Private warrant liabilities	27	6,273	(27,103)	—
Other finance (income)/costs	12	31,535	12,221	15,340
Share-based payment expenses	4, 11	21,120	258,089	291,837
Depreciation, impairments and reversal of impairments of property, plant and equipment	9, 10, 15	20,222	16,749	5,596
Depreciation and impairments of right-of-use of assets	9, 10, 17	8,537	6,710	3,408
Amortization and impairments of intangible assets	9, 10, 16	3,635	3,691	2,720
Net (gain)/loss on disposal of property, plant and equipment	7	7,975	10,473	210
Movements in working capital:
Decrease/(increase) in inventories	18	(8,087)	(16,788)	(4,306)
Decrease/(increase) in other financial assets	19	(9,491)	(3,312)	(2,563)
Decrease/(increase) in trade and other receivables, contract assets, and prepayments and other assets	6, 20, 21	(20,490)	(21,664)	(21,315)
Increase/(decrease) in trade and other payables and contract liabilities	6, 28	7,828	(31,031)	28,562
Increase/(decrease) in provisions and other liabilities	26	2,597	142	(190)
Cash generated from/(used in) operations		(30,681)	(95,704)	(2,921)

15	Property, plant and equipment

The movements in property, plant and equipment for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	47,413	1,915	10,466	59,794
Accumulated depreciation and impairment	(16,816)	(1,434)	—	(18,250)
Carrying amount at January 1, 2022	30,597	481	10,466	41,544
Movements in 2022
Acquisition of assets (Mega-E)	88,026	—	2,625	90,651
Acquisition of subsidiary (MOMA)	—	181	—	181
Additions	—	208	30,241	30,449
Disposals	(24,309)	—	—	(24,309)
Depreciation	(16,542)	(185)	—	(16,727)
Accumulated depreciation of disposals	12,951	—	—	12,951
Impairments	(701)	—	—	(701)
Reversal of impairments	679	—	—	679
Reclassifications	35,768	—	(35,768)	—
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Cost	146,898	2,304	7,564	156,766
Accumulated depreciation and impairment	(20,429)	(1,619)	—	(22,048)
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Movements in 2023
Additions	—	190	69,886	70,076
Disposals	(15,335)	—	(594)	(15,929)
Depreciation	(20,090)	(257)	—	(20,347)
Accumulated depreciation of disposals	7,960	—	—	7,960
Impairments	(510)	—	—	(510)
Reversal of impairments	635	—	—	635
Reclassifications	37,192	—	(37,192)	—
Carrying amount at December 31, 2023	136,321	618	39,664	176,603
Cost	168,755	2,494	39,664	210,913
Accumulated depreciation and impairment	(32,434)	(1,876)	—	(34,310)
Carrying amount at December 31, 2023	136,321	618	39,664	176,603

Impairments and reversals of impairments of chargers

In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recorded an impairment loss of €510 thousand (2022: €701 thousand, 2021: €354 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount.

In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recorded a reversal of impairment of €635 thousand (2022: €679 thousand, 2021: €381 thousand) for chargers for which an impairment loss was previously recognized that demonstrated an improvement in their utilization rate as at December 31, 2023. The impairment loss, reversal of impairment and the loss on disposal have been recorded within cost of sales.

Additions of property, plant and equipment for which payment is still pending

At December 31, 2023, additions of property, plant and equipment for which payment was still pending totaled €5,100 thousand (December 31, 2022: €3,953 thousand).

Government grants related to chargers and charging infrastructure

The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.

The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	2023	2022
Opening balance at the beginning of the year	6,986	9,628
Received during the year	137	512
Released to the consolidated statement of profit or loss	(1,229)	(1,601)
Reclassifications	—	(1,554)
Closing balance at the end of the year	5,894	6,985

Purchase commitments

The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 35. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

16	Intangible assets

The movements in intangible assets for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	Software and licenses	Internally developed software	Customer relationships	Goodwill	Total
Cost	5,206	12,811	—	—	18,017
Accumulated amortization and impairment	(1,071)	(8,613)	—	—	(9,684)
Carrying amount at January 1, 2022	4,135	4,198	—	—	8,333
Movements in 2022
Acquisition of subsidiary (MOMA)	2,120	—	6,560	10,724	19,404
Additions	—	1,322	—	—	1,322
Amortization	(1,252)	(2,208)	(231)	—	(3,691)
Reclassifications	(720)	—	—	—	(720)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(2,323)	(10,821)	(231)	—	(13,375)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Movements in 2023
Amortization	(1,395)	(1,845)	(395)	—	(3,635)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(3,718)	(12,666)	(626)	—	(17,010)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013

Internally developed software

Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2023, the remaining amortization period was one to three years (December 31, 2022: one to three years, December 31, 2021: one to three years).

Goodwill

Goodwill originated from the acquisition of MOMA as described in Note 4.

Impairment test for goodwill

For annual impairment testing, the Group allocated goodwill to groups of Cash-Generating Units (“CGUs”). The group of CGUs is the lowest level within the Group at which goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by management at the level of the operating segment, which is the Company as a whole.

The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if indicators of potential impairment exist. The fair value of the business as of December 31, 2023, which is based on the market capitalization of the business, was compared to the carrying value of the Group as a whole (i.e., the group of CGUs making up the operating segment) and indicated sufficient headroom of approximately €400,000 thousand at this level (December 31, 2022: €700,000 thousand). As a result, it was concluded that there is no goodwill impairment as of December 31, 2023.

17 Leases

17.1. Group as a lessee

Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2023	December 31, 2022
Right-of-use assets
Office buildings	11,956	11,684
Cars	1,075	646
Software	10,542	14,613
Land permits	52,799	20,366
Other	440	508
Total	76,812	47,817

Additions to the right-of-use assets for office buildings during 2023 were €1,624 thousand (2022: €2,912 thousand), there were no additions as a result of business combinations (2022: €1,594 thousand). Additions to the right-of-use assets for cars during 2023 were €1,053 thousand (2022: €179 thousand). Additions to the right-of-use assets for software during 2023 were € nil (2022: € nil ). Additions to the right-of-use assets for land permits during 2023 were €35,255 thousand (2022: €21,166 thousand). This includes no additions from business combinations (2022: €11,055 thousand) and all additions of €35,255 thousand during 2023 emerged from the ordinary course of business (2022: €10,110 thousand). Additions to the right-of-use assets for other during 2023 were € nil (2022: € nil ).

(in €‘000)	December 31, 2023	December 31, 2022
Lease liabilities
Current
Office buildings	1,382	1,066
Cars	403	553
Software	4,392	4,406
Land permits	5,684	1,191
Other	66	64
Total	11,927	7,280
Non-current
Office buildings	11,191	11,105
Cars	694	108
Software	7,280	12,181
Land permits	52,002	20,188
Other	396	462
Total	71,563	44,044

Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.

Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2023	2022	2021
Depreciation expenses right-of-use assets
Office buildings	1,351	1,114	893
Cars	573	581	653
Software	4,071	4,062	1,633
Land permits	2,474	885	141
Other	68	68	88
Total	8,537	6,710	3,408
Interest expenses on lease liabilities (included in finance costs)
Office buildings	422	281	216
Cars	42	17	25
Software	448	565	266
Land permits	2,751	898	2
Other	15	16	18
Total	3,678	1,777	527

During 2023 the expenses relating to variable lease payment recognized were €58 thousand (2022: €323 thousand and 2021: € nil).

Total cash outflows for leases

The total cash outflows for leases were as follows:

(in €‘000)	2023	2022	2021
Office buildings	1,649	1,267	1,031
Cars	612	602	675
Software	4,624	4,404	1,774
Land permits	1,410	657	94
Other	78	78	168
Total	8,373	7,008	3,742

Decommissioning of charging sites

The Group, in its ordinary course of business, has entered into various land permit contracts with site owners throughout Europe. These contracts are classified as lease agreements under IFRS 16 Leases. As per the terms of these agreements, the Group has an obligation to restore the leased sites to their original condition upon the expiration or termination of the lease. In accordance with IFRS 16 and IAS 37, the Group assesses the obligation for decommissioning costs and, if material, recognizes a provision for the present value of the estimated costs of dismantling and removing the charging equipment and restoring the site. Concurrently, an equivalent ‘right-of-use’ asset is capitalized and depreciated over the lease term.

As of December 31, 2023, the Group has evaluated the potential decommissioning costs associated with the dismantling and removal of charging equipment installed at these leased sites. Based on the assessment, the estimated costs are deemed to be immaterial. Consequently, the Group has determined that the recognition of a decommissioning provision and the corresponding capitalization of these costs as part of the ‘right-of-use’ assets are not required. The immaterial costs are anticipated to be incurred in the future as expenses related to the recovery of charging equipment, and will be recognized in the income statement when incurred.

17.2. Group as a lessor

During the year ended December 31, 2021, the Group entered into a sublease rental agreement with a third party for one of its office buildings. In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recognized sublease rental income of €200 thousand (2022: €200 thousand, 2021: €200 thousand).

Future minimum rentals receivable under non-cancellable sublease rental agreements classified as operating leases as at each reporting date, are as follows:

(in €‘000)	December 31, 2023	December 31, 2022
Within one year	—	200
After one year but not more than five years	—	—
More than five years	—	—
Total	—	200

18	Inventories

(in €‘000)	December 31, 2023	December 31, 2022
Finished products and goods for resale	27,249	21,440
CO2 tickets	6,855	4,577
Total	34,104	26,017

Amounts recognized in the consolidated statement of profit or loss

Inventories recognized as an expense in 2023 amounted to €8,842 thousand (2022: €28,065 thousand, 2021: €21,243 thousand). These were included in cost of sales.

Write-downs of inventories to net realizable value in 2023 amounted to €70 thousand (2022: €627 thousand, 2021: €651 thousand). These were recognized as an expense and included in cost of sales.

19	Other financial assets

(in €‘000)	December 31, 2023	December 31, 2022
Pledged bank balances	15,512	12,190
Security deposits	11,170	7,990
Derivatives	3,700	9,198
Investments in equity securities	16,557	31,389
Prepaid warranties non-current	5,657	2,206
Other receivables	1,821	2,321
Total	54,417	65,294
Non-current	52,641	64,693
Current	1,776	601
Total	54,417	65,294

Pledged bank balances

As at December 31, 2023, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lender. These pledged bank balances have an original maturity of twelve months or more. Therefore, the Group has presented its pledged bank balances as other financial assets - non-current in the consolidated statement of financial position, as opposed to cash and cash equivalents.

As at December 31, 2023, pledged bank balances for an amount of €15,512 thousand (December 31, 2022: €12,190 thousand). There were no pledged bank balances that have an original maturity between three and twelve months.

As at December 31, 2023, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €10,500 thousand (December 31, 2022: €10,500 thousand) and bank balances pledged to secure payments to suppliers of the Group for an amount of €3,612 thousand (December 31, 2022: €430 thousand).

During previous reporting periods, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at December 31, 2023, the Group pledged bank balances in relation to these subsidies for an amount of €1,400 thousand (December 31, 2022: €1,200 thousand).

Security deposits

During the year ended December 31, 2023, the Group entered into contracts related to the purchase of electricity. This resulted in an increase of the Group’s security deposits with third parties.

Derivatives

Other derivatives

Included in the Group’s derivatives balance as at December 31, 2023, are two interest rate cap(s) (December 31, 2022: two) which the Group entered into to hedge its interest rate risk exposure. The Group entered into the previous interest rate cap in September 2019, which was terminated on December 19, 2022, upon signing the refinancing agreement (refer to Note 25), and the two new interest rate caps. During the year ended December 31, 2022 the Group entered into a new interest rate cap with the same counterparty as the previous interest rate cap and received a payment of €1,071 thousand representing the net balance of the premium payable for the new interest rate cap of €4,067 thousand and the amount due with respect to the termination of the old interest cap of €5,138 thousand. Additionally, the Group paid a premium of €4,068 thousand for the second interest rate cap, entered into with a different counterparty. The derivatives are only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivatives at fair value through profit or loss.

During the year ended December 31, 2023, the Group recognized a fair value loss of €5,497 thousand (2022: gain of €5,507 thousand, 2021: gain of €593 thousand) on its interest rate caps. As at December 31, 2023, the fair value of the interest rate caps amount to €3,700 thousand (December 31, 2022: €9,198 thousand).

Fair value changes of the Group’s interest rate cap derivatives are recognized in the consolidated statement of profit or loss, within finance income/(costs) which are disclosed in Note 12.

Additionally, in the fourth quarter of 2022, the Group purchased two forward contracts to sell, and buy, an equal amount of CO2 tickets for a fixed price during April and June, 2023. The Group agreed to sell CO2 tickets that were set to expire during 2022, and purchase an equal amount of CO2 tickets for calendar year 2023. The market for these forward contracts is highly illiquid, with limited market activity and no price fluctuations expected before the delivery date of the CO2 tickets. These contracts qualified as derivatives and were accounted at fair value through profit and loss. The Group sold these contracts in 2023, and recognized no gain or loss during the year ended December 31, 2023 (2022: € nil) and the balance of the derivative on the consolidated statement of financial position as of December 31, 2023 is € nil (2022: € nil).

Refer to Note 32 for information about the methods and assumptions used in determining the fair value of derivatives.

Investment in equity securities

The Group’s investments in equity securities relate to an investment in Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings. The Group acquired the investment through the acquisition of MOMA.

As of December 31, 2023, the Group holds 12.38% (December 31, 2022: 12.38%) of the total share capital of Voltalis, which has a fair value of €16,557 thousand (December 31, 2022: €31,389 thousand). The Group recognized a fair value loss of €14,832 thousand with respect to this investment during the year ended December 31, 2023. The loss is due to the decrease in the overall performance of this private company.

Fair value changes of the Group’s investment in equity securities are recognized in the consolidated statement of other comprehensive income. Refer to Note 32 for information about the methods and assumptions used in determining the fair value of the investment.

Prepaid warranties non-current

The Group purchases extended warranties for its fast and ultra-fast chargers for a period between 1 and 3 years depending on the charging pole’s supplier. The extended warranty period starts after the standard warranty period of 2 years expires. The extended warranty is paid in advance at the moment when the charger is delivered.

As of December 31, 2023, the Group’s prepaid extended warranties for charging equipment in amount of €5,657 thousand (December 31, 2022: €2,206 thousand). This amount of prepaid extended warranties is classified as non-current. The prepaid extended warranties classified as current as of December 31, 2023 amount to €311 thousand (December 31, 2022: € nil) and are presented as part of prepayments and other assets in Note 21.

Other receivables

As of December 31, 2023, the other receivables mainly represent the non-current portion of an outstanding receivable with one of the Group’s customers of €1,651 thousand (December 31, 2022: €2,321 thousand), net of an allowance of €143 thousand (December 31, 2022: €301 thousand). The Group has agreed on payments terms with its customer. The receivable will be settled in equal payment installments during approximately three years from the balance sheet date. The Group accrues interest on the balance at an annual rate of 8.4%.

20	Trade and other receivables

(in €‘000)	December 31, 2023	December 31, 2022
Trade receivables – gross	47,228	42,670
Loss allowance	—	—
Trade receivables – net	47,228	42,670
VAT receivables	6,166	2,459
Other receivables	2,285	1,517
Receivables from related parties	9	194
Government grants receivables	355	395
Total	56,043	47,235

The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 33.

The movements in the loss allowance for the years ended December 31, 2023 and 2022 have been as follows:

	Trade receivables
(in €‘000)	2023	2022
Opening balance loss allowance at the beginning of the year	—	1
Additions to loss allowance	—	—
Receivables written off during the year as uncollectible	—	—
Unused amount reversed during the year	—	(1)
Closing balance loss allowance at the end of the year	—	—

Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Details about the Group’s exposure to credit risk is included in Note 33.

21	Prepayments and other assets

(in €‘000)	December 31, 2023	December 31, 2022
Current prepayments and other assets	17,934	6,873
Total	17,934	6,873

Current prepayments and other assets primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group, prepaid software licenses with a duration of less than twelve months, prepaid insurance premiums, prepaid extended warranty and other costs to fulfil a contract.

22	Cash and cash equivalents

(in €‘000)	December 31, 2023	December 31, 2022
Cash at banks	44,585	83,022
Total	44,585	83,022

The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.

The renewed credit facility is secured in part by pledges on the bank accounts. Refer to Note 25 for additional details and amounts.

As of December 31, 2023 an amount of approximately €39,000 thousand included in the cash and cash equivalents originated from the drawdown of the renewed facility and will be used for capital expenditures in early 2024.

The remaining cash and cash equivalents balance is at the free disposal of the Group for all periods presented.

23	Share capital, share premium and transaction costs on new equity instruments

Share capital

As at December 31, 2023, the issued share capital of the Company amounts to €32,521 thousand (December 31, 2022: €32,061 thousand), divided into 271,010,790 ordinary shares of €0.12 (December 31, 2022: 267,177,592 ordinary shares of €0.12 per share). They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at December 31, 2023 amounted to €108,000 thousand (December 31, 2022: €108,000 thousand), divided into 900,000,000 ordinary shares of €0.12 per share (December 31, 2022: 900,000,000 ordinary shares of €0.12 per share).

On March 17, 2022, trading in the public company commenced on the NYSE. The Company trades under the Allego name under the ticker symbol “ALLG”.

Share capital and share premium transactions as part of the SPAC Transaction

In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations (refer to Note 25). On March 16, 2022, before the closing of the SPAC Transaction, the shareholder loan equity conversion resulted in a share issuance of 2 Allego Holding ordinary shares at a par value of €1 per share, increasing share capital by €2, with the remaining difference in the shareholder loan equity conversion being recorded as an increase to share premium of €101,931 thousand and accordingly no gain or loss has been recognized in the consolidated statement of profit or loss.

On the same date, in accordance with the First Special Fees Agreement, Allego Holding issued 22 ordinary shares at a par value of €1 per share to the external consulting firm, increasing share capital by €22. Please refer to Note 11.1 for more details on the First Special Fees Agreement.

As indicated in Note 4, on March 16, 2022, each holder of Allego N.V. ordinary shares exchanged by means of a contribution in kind its Allego Holding ordinary shares to Allego N.V. in exchange for the issuance of shares in accordance with the Exchange Ratio. Therefore, Allego Holding became a wholly owned subsidiary of Allego N.V. Consequently, 124 Allego Holding ordinary shares at a par value of €1 each were exchanged for 235,935,061 ordinary shares of Allego N.V. at a par value of €0.12 each. Consequently, share capital increased by €28,311 thousand and the share premium decreased by the same amount.

Furthermore, each share of Spartan’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of ordinary shares of Allego N.V., whereby Allego N.V. issued one ordinary share for each share of Spartan’s common stock exchanged. This resulted in the issuance of 14,907,582 Allego N.V. ordinary shares of €0.12 par value, and increased share capital by €1,789 thousand and share premium by €85,808 thousand, which includes the impact of applying IFRS 2 for €158,714 thousand (see Note 4).

Concurrently with the execution of the BCA, Spartan and Allego entered into Subscription Agreements (the “Subscription Agreements”), dated July 28, 2021, with a number of investors (collectively the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Allego N.V. agreed to issue and sell to such PIPE Investors, an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share (€9.0710 per share) for an aggregate purchase price of $150,000 thousand (€136,048 thousand) in proceeds (the “PIPE Financing”) on the Closing Date. This resulted in a share capital increase of €1,500 thousand (12,500,000 ordinary shares at a price of €0.12 per share) and a rise in share premium of €108,515 thousand. Additionally, an increase in contract liability of €3,358 thousand was recognized for future charging services to be provided to one of the PIPE Investors (see Note 6). On March 22, a second PIPE share issue was executed. 2,500,000 ordinary shares were issued at price of €0.12 per share, increasing share capital by €300 thousand, and raising share premium by €22,375 thousand.

During the year ended December 31, 2021, the Group incurred transaction costs of €1,059 thousand that are directly attributable to the issuance of new equity instruments in relation to the SPAC Transaction. These transaction costs have been recorded as a deduction to share premium. For further details regarding these transaction costs refer to Note 4.

Issuance of ordinary shares upon exercise of the Private Placement Warrants

As indicated in Note 27, on April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis. As a result of the exercise, 9,360,000 Private Placement Warrants were converted into 1,334,949 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €160 thousand, and raising share premium by €13,694 thousand.

[10]	Translated at the EUR/USD Exchange rate as at March 16, 2022.

Issuance of ordinary shares related to the IPO Grant Shares award under the LTIP

On June 9, 2023, 9,600 ordinary shares, with a nominal value of 0.12 per share, were issued for no consideration to employees of the Company. These shares relate to the IPO Grant Shares award under LTIP as described in note 11.4.

Issuance of ordinary shares related to the RSUs award under the LTIP

On August 10, 2023, 666,968 ordinary shares, with a nominal value of 0.12 per share, were issued for no consideration to eligible members of the board of directors. These shares relate to the RSUs award under the LTIP as described in note 11.4.

Issuance of ordinary shares upon exchange of Public Warrants

On October 3, 2023 and October 18, 2023, all the Public Warrants were exchanged. As a result of the exchange, 13,799,948 Public Warrants were converted into 3,156,630 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €379 thousand, and raising share premium by €7,190 thousand. No consideration was received from the Company as part of the exchange. As a result of these transactions, no public warrants remain outstanding. For further details on the exchange of Public Warrants, refer to Note 27.

Transaction costs for the issuance of ordinary shares in exchange of Public Warrants

During the year ended December 31, 2023, the Group incurred transaction costs of €955 thousand (December 31, 2022: € nil ) that are directly attributable to the issuance of ordinary shares in relation to the exchange of Public Warrants. These transaction costs have been recorded as a deduction to share premium. For further details on the exchange of Public Warrants, refer to Note 27.

Share capital and share premium movements

Movement of share capital and share premium are as follows:

	Notes	Shares	Price per share (in €)	Share Capital (in €‘000)	Share Premium (in €‘000)
As at January 1, 2021		100	1.00	1	36,947
Share premium contribution		—	—	—	26,000
Transaction costs		—	—	—	(1,059)
As at December 31, 2021		100	1.00	1	61,888
As at January 1, 2022		100	1.00	1	61,888
Share capital transaction within Allego Holding BV as part of the merger (“the Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	—	101,931
E8 The first special fee agreement March 16, 2022		22	1.00	—	—
As at March 16, 2022 immediately prior to closing the Transaction		124	1.00	1	163,819
Share capital transaction within Allego NV as part of the merger (“the Transaction”)
Elimination old shares March 16, 2022		(124)	1.00	—	—
Share Capital increase on conversion March 16, 2022		235,935,061	0.12	28,311	(28,311)
Spartan Share Capital March 16, 2022		14,907,582	0.12	1,789	85,808
Share Capital for PIPE March 16, 2022		12,500,000	0.12	1,500	108,515
Share Capital for PIPE March 22, 2022		2,500,000	0.12	300	22,375
Other equity movements during the year ended December 31, 2022
Private Placement Warrants exercise April 15, 2022		1,334,949	0.12	160	13,694
As at December 31, 2022		267,177,592	0.12	32,061	365,900
As at January 1, 2023		267,177,592	0.12	32,061	365,900
Issuance of shares under the LTIP from IPO Grant Shares June 9, 2023	11.4	9,600	0.12	1	—
Issuance of shares under the LTIP from RSUs August 10, 2023	11.4	666,968	0.12	80	—
Issuance of shares in exchange of Public Warrants October 3, 2023	27	2,996,918	0.12	360	6,938
Issuance of shares in exchange of Public Warrants October 18, 2023	27	159,712	0.12	19	252
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	27	—	—	—	(955)
As at December 31, 2023		271,010,790	0.12	32,521	372,135

All the shares issued have been fully paid at the date of the capital issuance.

24	Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Reserve for financial assets at FVOCI	Total
As at January 1, 2021	3,812	11	—	3,823
Exchange differences on translation of foreign operations	—	(14)	—	(14)
Reclassification	386	—	—	386
As at December 31, 2021	4,198	(3)	—	4,195
As at January 1, 2022	4,198	(3)	—	4,195
Exchange differences on translation of foreign operations	—	98	—	98
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(10,595)	(10,595)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	328	328
Reclassification	(886)	—	—	(886)
As at December 31, 2022	3,312	95	(10,267)	(6,860)
As at January 1, 2023	3,312	95	(10,267)	(6,860)
Exchange differences on translation of foreign operations	—	(65)	—	(65)
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(14,832)	(14,832)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	461	461
Reclassification	(1,845)	—	—	(1,845)
As at December 31, 2023	1,467	30	(24,638)	(23,141)

Legal reserve for capitalized development costs

The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €1,845 thousand in 2023 (2022: negative €886 thousand, 2021: positive €386 thousand) through accumulated deficit.

Reserve for financial assets at FVOCI

The Group has elected to recognize changes in the fair value of its investment in Voltalis in the consolidated statement of other comprehensive income. These changes are accumulated within the FVOCI reserve within equity.

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

The legal reserve for capitalized development costs, the foreign currency translation reserve, and the reserve for financial assets at FVOCI are not freely distributable.

25	Borrowings

This note provides a breakdown of borrowings in place as at December 31, 2023 and 2022.

(in €‘000)	Interest rate	Maturity	December 31, 2023	December 31, 2022
Renewed facility	Euribor* + 3.9%**	December 19, 2027	350,722	269,033
Total***			350,722	269,033

*	The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**	The margin of 3.9% will increase by 0.2% for the first time in December 2025.
***

During the year ended December 31, 2022, the Group had an old facility, which was settled with the proceeds from the renewed facility. In addition, the Group had two shareholder loans, which were either settled or converted to equity during the year ended December 31, 2022. Refer to the paragraphs below for details.

Old facility (senior debt)

In May 2019, the Group entered into the old facility agreement with a group of lenders to finance its operations. The principal terms and conditions of the old facility were as follows:

•	a facility of €120,000 thousand;

•	drawdown stop when conditions precedent (covenant ratios) are not met;

•	repayment in full at maturity date;

•	commitment fee per year equals to 35% of the applicable margin. For the year ended December 31, 2022, the commitment fee was 1.75% per year (equal to 35% of the contractual margin of 5%).

The Group has utilized the maximum amount of credit as allowed under the old facility as of December 2, 2021, as such no additional commitment fees were incurred after this date.

Exercise of old facility accordion feature

On July 28, 2022, the Group has expanded its old €120,000 thousand facility by an additional €50,000 thousand through an accordion feature with the group of lenders within the original old facility agreement. The main terms and conditions of the old facility remained effective upon exercising the accordion feature. Under the original terms, the old facility was due to expire in May 2026.

The exercise of the accordion feature was made in the context of the anticipated refinancing of the old facility in December 2022 and was accounted for as modification of the former financial liability. The loss on modification amounted to €1,730 thousand for the year ended December 31, 2022 and was recognized in the consolidated statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.

Refinancing of the old facility with the renewed facility

On December 19, 2022, the Group has entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of:

i.	€170,000 thousand used to settle the old facility;

ii.	up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and

iii.	up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).

The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. The principal terms and conditions of the renewed facility are as follows:

•	drawdown stop when conditions precedent are not met;

•	repayment in full at maturity date;

•

commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the year ended December 31, 2023, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).

In December 2022, the Group completed two drawdowns on part (i) and part (ii) of the renewed facility for a total amount of €279,210 thousand, of which €170,000 thousand (part (i)) was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility. In June and December 2023, the Group completed two drawdowns on part (ii) of €43,400 thousand and €39,000 thousand, respectively. As of December 31, 2023, the Group has not drawn on €8,390 thousand of this facility. In addition, part (iii) was partially utilized in October 2023, by issuance of letters of credit to a renewable energy supplier for an amount of €12,500 thousand. As of December 31, 2023 the unutilized amount from the guarantee facility is €17,500 thousand. Refer to Note 35 for details.

In parallel to the renewed facility, the Group entered into two interest rate caps to hedge the interest rate risk on 67% of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 and Note 33.

The refinancing of the old facility was accounted for as extinguishment of the former financial liability and recognition of the new debt instrument. The loss on extinguishment amounted to €2,832 thousand for the year ended December 31, 2022 and was recognized in the consolidated statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.

Interest expenses on the Group’s old and renewed facilities are recognized as part of finance income/(costs) in the consolidated statement of profit or loss. Refer to Note 12 for details.

Loan covenants

Under the terms of the renewed facility, the Company and its subsidiaries (other than specific unrestricted subsidiaries) are required to comply with financial covenants. The renewed facility also contains customary negative covenants, including, but not limited to, certain restrictions on the ability of the Company to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The renewed facility further provides that upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default include non-payment, drawdown stop events, breach of financial and other covenants, cross default, insolvency, unlawfulness, material adverse change and other customary events of default. Details about the covenants and compliance with covenants are included in Note 34.

Assets pledged as security

The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Group, which combined represent more than 85% of the Group’s total assets.

The carrying amount of assets pledged as security for the renewed facility are as follows:

(in €‘000)	December 31, 2023	December 31, 2022
Current assets
Floating charge
Cash and cash equivalents	40,628	56,317
Trade receivables	7,178	—
Other receivables	—	—
Total current assets pledged as security	47,806	56,317
Non-current assets
Floating charge
Non-current other financial assets	10,500	10,500
Total current assets pledged as security	10,500	10,500
Total assets pledged as security	58,306	66,817

Transaction costs

During the year ended December 31, 2023, the Group incurred €624 thousand (2022: €11,657 thousand, 2021: €517 thousand) of transaction costs, which are directly attributable to the old and renewed facilities. These costs are included in the measurement of the respective drawdowns and are amortized over the term of these drawdowns using the effective interest method.

The Group expects that it will draw on the funds available under the parts (i) and (ii) of the renewed facility. Therefore, commitment fees paid on the unused portion of these parts of the renewed facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the respective facility parts. Part (iii) of the renewed facility is utilized by the issuance of guarantees and letters of credit to the Group’s counterparties, thus no actual drawdowns are made by the Group. The issued guarantees or letters of credit represent off-balance sheet commitments, refer to Note 35 for further details. As such, the commitment fee is capitalized as a prepayment for liquidity services, amortized over the period of that part of the facility and recognized in the consolidated statement of profit or loss, within finance income/(costs). During the years ended December 31, 2023 and December 31, 2022, the Group did not incur material commitment fees for part (iii) of the renewed facility.

Shareholder loans (1)

In 2018 and 2019, the Group entered into six shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans had similar terms and conditions. The principal terms and conditions were as follows:

•	repayment in full at maturity date;

•	interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.

On March 16, 2022, immediately prior to the closing of the previously announced business combination and pursuant to the terms of the BCA, the outstanding principal of the shareholder loans together with the accrued interest on these loans have been converted into equity. For further details regarding the equity conversion of the shareholder loans refer to Note 23.

Interest expenses on the Group’s shareholder loans with Madeleine were recognized as part of finance income/(costs) in the consolidated statement of profit or loss, refer to Note 12 for details, and were accrued to the carrying value of the shareholder loans. During the year ended December 31, 2022, the Group recognized an interest expense of €1,738 thousand (2021: €8,162 thousand) on these shareholder loans before the conversion into equity.

Shareholder loans (2)

With the acquisition of Mega-E on March 16, 2022, the Group assumed a shareholder loan with Meridiam EM SAS to finance its operations. The terms and conditions of the loan have been amended subsequent to the initial loan agreement being signed. The principal terms and conditions were as follows:

•	repayment in full at maturity date;

•	interest is paid half yearly in arrears;

•	the loan becomes due in the event of a share capital increase.

During the year ended December 31, 2022, the loan was fully settled.

Interest expense on the shareholder loan with Meridiam EM SAS was recognized as part of finance income/(costs) in the consolidated statement of profit or loss. During the year ended December 31, 2022, the Group recognized interest expenses of €5 thousand on the shareholder loan.

Maturity profile of borrowings

The maturity profile of the borrowings is included in Note 33.

Changes in liabilities arising from financing activities

The movements in liabilities from financing activities in 2023 and 2022 have been as follows:

(in €‘000)	Renewed facility	Old facility (senior debt)	Shareholder loans (1)	Shareholder loan (2)	Lease liabilities	Total
As at January 1, 2022	—	112,935	100,193	—	31,617	244,745
Proceeds from borrowings	109,210	50,000	—	—	—	159,210
Transaction fees	(9,200)	(1,505)	—	—	—	(10,705)
Net settlement of old facility against renewed facility	170,000	(170,000)	—	—	—	—
Payment of old facility break costs	—	(46)	—	—	—	(46)
Acquisition of Mega-E	—	—	—	23,398	11,055	34,453
Acquisition of MOMA	—	—	—	—	1,594	1,594
Settlement of borrowings	—	—	—	(23,403)	—	(23,403)
Loss on modification of old facility	—	1,730	—	—	—	1,730
Loss on extinguishment of old facility	—	2,832	—	—	—	2,832
Conversion to equity	—	—	(101,931)	—	—	(101,931)
Payment of principal portion of lease liabilities	—	—	—	—	(5,227)	(5,227)
New leases	—	—	—	—	11,607	11,607
Termination of leases	—	—	—	—	(88)	(88)
Foreign exchange adjustments	—	—	—	—	766	766
Other changes	(977)	4,054	1,738	5	—	4,820
As at December 31, 2022	269,033	—	—	—	51,324	320,357
Proceeds from borrowings	82,400	—	—	—	—	82,400
Transaction fees*	(624)	—	—	—	—	(624)
Payment of principal portion of lease liabilities	—	—	—	—	(4,692)	(4,692)
New leases	—	—	—	—	37,932	37,932
Termination of leases	—	—	—	—	(393)	(393)
Foreign exchange adjustments	—	—	—	—	(684)	(684)
Other changes	(87)	—	—	—	3	(84)
As at December 31, 2023	350,722	—	—	—	83,490	434,212

*

The transaction costs on borrowings as displayed in the consolidated statement of cash flows of €1,576 thousand do not reconcile to the transaction fees disclosed above for the year ended December 31, 2023 as they also include the cash payment of transaction costs incurred in the previous period on the refinancing of the facility and shown as payables in the prior period of €952 thousand.

Other changes for the year ended December 31, 2023 reflect a decrease of €84 thousand (2022: an increase of €4,820 thousand) which primarily include the effect of accrued interest on the Group’s borrowings of €23,364 thousand (2022: €13,871 thousand), offset by interest payments on the Group’s borrowings of €9,407 thousand (2022: €7,242 thousand), interest payable reclassified to trade and other payables of €13,019 thousand (2022: €564 thousand), fees paid of €1,080 thousand (2022: €205 thousand) and fees payable reclassified to trade and other payables of €56 thousand (2022: €1,037 thousand). The Group presents interest paid as cash flows from operating activities.

26	Provisions and other liabilities

(in €‘000)	December 31, 2023	December 31, 2022
Jubilee provision
Current	—	—
Non-current	35	26
Total	35	26
Defined benefit provision
Current	37	—
Non-current	500	449
Total	537	449
Restructuring provision
Current	62	144
Non-current	—	—
Total	62	144
Warranty provision
Current	218	273
Non-current	72	—
Total	290	273
Share-based payment provision
Current	16,677	16,806
Non-current	10,217	—
Total	26,894	16,806
Other provisions
Current	1,649	—
Non-current	969	45
Total	2,618	45
Total provisions and other liabilities
Current	18,643	17,223
Non-current	11,793	520
Total	30,436	17,743

Jubilee provision

Refer to Note 10.2 for details about the Group’s jubilee plan in the Netherlands and the movements in the provision over all reporting periods presented.

Defined benefit provision

Refer to Note 10.2 for details about the Group’s defined benefit plans in the Netherlands, Belgium and France.

Restructuring provision

In February 2020, the Group announced a restructuring plan in order to streamline its operations so as to align its expense profile with the size of the business. The Group expected that the restructuring would place the Group in a better position to execute on its strategy in the near future. Implementation of the restructuring plan commenced in June 2020. The Group’s restructuring plan affected its operations in the Netherlands, Germany and Belgium. As a result of the restructuring, the Group’s headcount has been reduced by 167 internal and external staff members.

For the year ended December 31, 2021, the total restructuring costs amounted to €3,804 thousand. The Group recognized termination benefits of €2,674 thousand for its general and administrative function and €360 thousand for its selling and distribution function. The Group incurred €115 thousand of other employee expenses for its general and administrative function and €15 thousand for its selling and distribution function. These expenses primarily relate to termination penalties of leased vehicles. The Group incurred €640 thousand of legal fees in connection with the implementation of its restructuring plan. These expenses have been presented as part of legal, accounting and consulting fees, within general and administrative expenses. The carrying amount of the restructuring provision recorded in the consolidated statement of financial position and the movements in the restructuring provision for the years ended December 31, 2023 and 2022 are presented below.

(in €‘000)	2023	2022
Current portion	144	248
Non-current portion	—	—
Carrying amount at January 1	144	248
Movements
Additions	60	—
Releases		—
Used during the year	(142)	(104)
Interest accretion	—	—
Carrying amount at December 31	62	144
Current portion	62	144
Non-current portion	—	—
Carrying amount at December 31	62	144

The remaining provision of €62 thousand is expected to be fully utilized in 2024.

Warranty provision

The Group generally offers its customers 24-month assurance type warranties for charging equipment sold to its customers. Management estimates the amount of the projected costs to repair or replace items under warranties if identified. These estimates are based on historical claims incurred to date and the estimate of costs of future claims. Therefore, the provision for warranty claims and its classification as current or non-current is based on historical information. As at December 31, 2023, this provision had a carrying amount of €290 thousand (December 31, 2022: €273 thousand).

Share-based payment provision

Refer to Note 11.2 for details about the Group’s share-based payment provision related to the Second Special Fees Agreement and the movements in the provision over all reporting periods presented.

Maturities of provisions

Maturities of total provisions as at December 31, 2023 are as follows:

(in €‘000)	Amounts due within one year	Amounts due between one and five years	Amounts due after five years	Total
Jubilee provision	—	—	35	35
Defined benefit provision	37	116	384	537
Restructuring provision	62	—	—	62
Warranty provision	218	72	—	290
Share-based payment provision	16,677	10,217	—	26,894
Other provisions	1,649	—	969	2,618
Total	18,643	10,405	1,388	30,436

27	Warrant liabilities

As mentioned in Note 4, as part of the SPAC Transaction, 13,799,948 Public Warrants and 9,360,000 Private Placement Warrants issued by Spartan, which had a fair value of €42,253 thousand at the time of the transaction and they have been assumed by the Group. At December 31, 2023, the Group had no Public Warrants and no Private Placement Warrants outstanding after the Public Warrant holders exchanged all their warrants on October 3, 2023 and October 18, 2023 respectively. Private Placement Warrants holders exercised all their warrants on April 15, 2022.

Public Warrants entitled the holder to convert each warrant into one ordinary share of the Company of €0.12 par value at an exercise price of $11.50 (€10.80)11, and could be exercised starting 30 days after the SPAC Transaction. The Private Placement Warrants had terms and provisions that are identical to those of the Public Warrants, with the exception that as long as the Private Placement Warrants are held by Spartan, they may be exercised for cash or on a cashless basis, and they could not be transferred, assigned, or sold until 30 days after the Business Combination.

The cashless basis exercise entitled the Private Placement Warrants holders to convert the warrants into a number of Allego ordinary shares of €0.12 par value equal to the quotient obtained by dividing the product of the number of ordinary shares of Allego underlying the warrants and the excess of the fair market value over the exercise price of the warrants by the fair market value. For the purpose of the calculation above, the fair market value shall mean the average last reported sale price of the ordinary shares of Allego for the ten trading days ending on the third trading day prior to the date on which notice of exercise of the warrant is given.

Exchange of warrants

On April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis, and the Private Placement Warrants holders received 1,334,949 ordinary shares of the Company. The Private Placement Warrants had a fair value of €13,854 thousand on the exercise date. For further details regarding the Private Placement Warrants exercise refer to Note 23.

In August 25, 2023, the Company announced the commencement of an exchange offer which provided Public Warrant holders the opportunity to receive 0.23 Ordinary Shares of the Company in exchange for each warrant tendered by such holders. This offer coincided with a solicitation of consents from holders of the Public Warrants to amend the Warrant Agreement, and require that each Public Warrant that is outstanding upon the closing of the exchange offer be converted into 0.207 Ordinary Shares of the Company.

On October 3, 2023, the Company exchanged 13,029,838 Public Warrants for Ordinary Shares of the Company at an exchange ratio of 0.23 shares for each Public Warrant exchanged. As a result, the Company issued 2,996,918 Ordinary Shares which includes fractional shares7. In connection with the exchange, the Company entered into the related amendment to the warrant agreement after receiving approval of approximately 94.3% by outstanding Public Warrant holders in relation to the consent solicitation, and exercised its right to exchange all remaining untendered Public Warrants at an exchange ratio of 0.207 Ordinary Shares of the Company for each warrant. The fair value of the Public Warrants that were exchanged on October 3, 2023 amounted to €7,298 thousand.

[11]	Translated at the EUR/USD Exchange rate as at December 31, 2022.

On October 18, 2023, in connection with the amendment of the Warrant Agreement, the Company exercised its right to exchange the remaining 770,110 Public Warrants for Ordinary Shares of the Company at an exchange ratio of 0.207 shares for each Public Warrant exchanged. As a result, the Company issued 159,413 Ordinary Shares. An additional 299 shares were issued in relation to the Public Warrants exchanged on October 18, 2023 to account for fractional shares12. The fair value of the Public Warrants that were exchanged on October 18, 2023 amounted to €271 thousand.

Movements in warrant liabilities

The financial liabilities for the warrants are accounted for at fair value through profit or loss. For further details on the assumptions and models used for estimating the fair value of the derivative warrants refer to Note 32.

During the year ended December 31, 2023 the Group recognized a total net fair value loss of €6,273 thousand (2022: gain of €27,103 thousand, 2021: € nil ) in relation to the Public Warrants, in the consolidated statement of profit or loss, within finance income/(costs).

Movements in the warrant liabilities for the year ended December 31, 2023 are summarized as follows:

	Public Warrants		Private Placement Warrants		Total
	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)
As at January 1, 2022	—	—	—	—	—	—
Warrants assumed on Transaction date	13,799,948	21,260	9,360,000	20,993	23,159,948	42,253
Warrants exercised	—	—	(9,360,000)	(13,854)	(9,360,000)	(13,854)
Change in fair value of warrant liabilities	—	(19,964)	—	(7,139)	—	(27,103)
As at December 31 , 2022	13,799,948	1,296	—	—	13,799,948	1,296
Change in fair value of warrant liabilities	—	6,273	—	—	—	6,273
Warrants exercised	(13,799,948)	(7,569)	—	—	(13,799,948)	(7,569)
As at December 31 , 2023	—	—	—	—	—	—

28	Trade and other payables

(in €‘000)	December 31, 2023	December 31, 2022
Trade payables	37,751	31,868
Accrued expenses	32,076	15,876
Employee related liabilities	3,566	2,941
Payroll taxes, social security and VAT payables	2,735	5,127
Other payables	820	578
Total	76,948	56,390

[12]	Holders of Public Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, received one whole share in lieu of such fractional share.

Current accrued expenses primarily relate to interest payable, accrued energy costs and goods receipt not invoiced.

29	Derivative liabilities

The Group signed multiple Power Purchase Agreements (PPAs) during the years ended December 31, 2023 and December 31, 2022 for the purchase of electricity from renewable sources in the Netherlands and Germany, to secure a long-term supply of green electricity to its charging equipment. These agreements are “buy-as-produced” contracts, have duration of 5 to 11 years and set a fixed price of the renewable electricity for the whole duration of agreements. The expected contractual volumes of renewable electricity were determined based on the historical production profiles of the local comparable facilities.

During the year ended December 31, 2023 two renewable facilities were commissioned, the remaining facilities are in construction with the expected commissioning dates in 2024-2025. The actual coverage of the total electricity consumption with the supply from PPAs during the year ended December 31, 2023 and the expected coverage over the duration of the PPAs are disclosed in Note 33.

As discussed in Note 3.1.3 the German PPAs and some PPAs in the Netherlands entered into in the year ended December 31, 2023 meet the “own use” criteria in IFRS 9 and accounted for as executory contracts. However, the renewable electricity supplied by the remaining PPAs in the Netherlands do not meet the “own use” exemption in IFRS 9 and recognized as such as derivative liabilities.

The derivative liabilities relating to PPAs had a nil fair value at inception. The methodology and main inputs to the fair value model at inception and as at December 31, 2023 are further described in Note 32.

30	Taxation

30.1. Income taxes

Income tax expense recognized in the consolidated statement of profit or loss

The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in €‘000)	2023	2022	2021
Current income tax expense
Current income tax expense for the year	(927)	(1,058)	(200)
Adjustments in respect of current income tax of previous years	(34)	(64)	—
Total current tax expense	(961)	(1,122)	(200)
Deferred tax expense
Origination and reversal of temporary differences and tax losses	11,609	16,950	—
(De)recognition of deferred tax assets	(11,152)	(16,464)	(152)
Total deferred tax expense	457	486	(152)
Income tax expense	(504)	(636)	(352)

Reconciliation of effective tax rate

The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	(in €‘000)%		(in €‘000)%		(in €‘000)%
Effective tax reconciliation
Loss before income tax	(109,778)		(304,656)		(319,320)
Income tax at statutory tax rate of the Netherlands	28,323	(25.8)	78,601	(25.8)	79,830	(25.0)
Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	31	—	165	(0.1)	—	0.0
Non-taxable income	96	(0.1)	7,987	(2.6)	—	—
Non-deductible expenses	(8,387)	7.6	(68,372)	22.4	(74,033)	23.2
Temporary differences for which no deferred tax is recognized	(9,305)	8.5	(2,412)	0.8	(5,997)	1.9
Adjustments previous year	(34)	—	(64)	—	—	—
(De)recognition of (un)recognized deferred tax assets	(11,152)	10.2	(16,464)	5.4	(152)	—
Other	(76)	0.1	(77)	—	—	—
Effective tax (rate)	(504)	0.5	(636)	0.2	(352)	0.1

Uncertain tax positions

Liabilities for uncertain tax positions are recognized if and to the extent it is probable that additional taxes will become due. Our assessments are based on our best estimate of how the tax authorities concerned are likely to evaluate and respond to the cases in question, taking into account expert advice. Uncertain tax positions for which liabilities have been recorded, mainly relate to international transfer pricing and tax deductibility of expenses.

30.2. Deferred taxes

Deferred tax assets and liabilities

(in €‘000)	2023	2022
Deferred tax assets	523	570
Deferred tax liabilities	(2,184)	—
Balance at January 1	(1,661)	570
Movements in deferred tax
Recognition of losses	257	(87)
Acquisitions / Divestments	—	(3,043)
Movements of temporary differences	662	899
Recognition of tax credits	—	—
Balance at December 31	(742)	(1,661)
Deferred tax assets	807	523
Deferred tax liabilities	(1,549)	(2,184)
Balance at December 31	(742)	(1,661)

Origination of deferred tax assets and liabilities

The following table provides the origination of deferred tax assets and liabilities during the years ended December 31, 2023 and 2022 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity or other comprehensive income (OCI).

			Recognized in
(in €‘000)	Net balance January 1	Acquisitions / divestments	Profit or loss	Equity / OCI	Net balance December 31	DTA	DTL
Movements in 2022
Property, plant and equipment	281	—	245	—	526	981	(455)
Intangible assets	—	(2,242)	460	—	(1,782)	—	(1,782)
Right-of-use assets	(7,469)	(484)	(4,132)	—	(12,085)	—	(12,085)
Trade and other receivables	—	396	53	—	449	449	—
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	4,826	441	4,048	—	9,315	9,315	—
Current lease liabilities	1,706	43	85	—	1,834	1,834	—
Provisions	—	101	8	(2)	107	107	—
Trade and other payables	561	—	(193)	—	368	374	(6)
Investments in equity securities	—	(1,298)	—	328	(970)	—	(970)
Net operating losses	665	—	(88)	—	577	577	—
Interest carry forward	—	—	—	—	—	—	—
Total	570	(3,043)	486	326	(1,661)	13,637	(15,298)
Set-off of deferred tax balances pursuant to set-off provisions*						(13,114)	13,114
Net deferred tax balances at December 31, 2022						523	(2,184)
Movements in 2023
Property, plant and equipment	526	—	(741)	—	(215)	—	(215)
Intangible assets	(1,782)	—	(10)	—	(1,792)	—	(1,792)
Right-of-use assets	(12,085)	—	(8,802)	—	(20,887)	—	(20,887)
Trade and other receivables	449	—	164	—	613	628	(15)
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	9,315	—	8,468	—	17,783	20,114	(2,331)
Current lease liabilities	1,834	—	1,287	—	3,121	3,121	—
Provisions	107	—	15	1	123	123	—
Trade and other payables	368	—	(181)	—	187	187	—
Investments in equity securities	(970)	—	—	461	(509)	—	(509)
Net operating losses	577	—	257	—	834	834	—
Interest carry forward	—	—	—	—	—	—	—
Total	(1,661)	—	457	462	(742)	25,007	(25,749)
Set-off of deferred tax balances pursuant to set-off provisions*						(24,200)	24,200
Net deferred tax balances at December 31, 2023						807	(1,549)

*

The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction if permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Unrecognized deferred tax assets

(in €‘000)	December 31, 2023	December 31, 2022
Tax losses	234,538	197,171
Deductible temporary differences	30,121	17,679
Tax credits	—	—
Interest carry forward	60,249	36,612
Total	324,908	251,462
Potential tax benefit	84,793	65,832

Interest carry forwards do not expire.

Estimates and assumptions

Refer to Note 2.7.23 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.

Changes to the Dutch corporate income tax law

As per January 1, 2022 changes to the Dutch corporate income tax law have been enacted and become effective. These changes have resulted in the following:

•	The carry back period remains one year.

•	Unused tax losses available for carry forward do not longer have an expiry date.

•	The amount of unused tax losses available for carry forward without an expiry date has been maximized to 50% of taxable profits for the year in excess of € 1 million.

•

The revised carry forward period applies to all tax losses arising as of January 1, 2022 and to unused tax losses available for carry forward as of that date to the extent that these tax losses have arisen in fiscal years that commenced on or after January 1, 2013.

The corporate income tax rate from 2024, remains 25.8% (2022: increase from 25.0% to 25.8%), for taxable income in excess of €200 thousand (2023: €395 thousand; 2022: €395 thousand). The corporate income tax rate for taxable income up to €200 thousand (2023: €395 thousand, 2022: €395 thousand) increased from 15.0% to 19.0%. Consequently, the relevant deferred tax balances have been remeasured in 2022.

Expiration year of loss carryforwards

As at December 31, 2023, the Group had unused tax losses available for carryforward for an amount of €234,538 thousand (December 31, 2022: €197,171 thousand) as unrecognized losses and for an amount of €2,616 thousand (December 31, 2022: €1,941 thousand) as recognized losses, in total €237,155 thousand (December 31, 2022: €199,112 thousand). These unused tax losses do not have an expiry date for all periods presented.

30.3. Fiscal unity for Dutch corporate income tax purposes

Exclusion from the fiscal unity for Dutch corporate income tax purposes

As of June 1, 2018, Allego Holding and its Dutch wholly-owned subsidiaries formed a fiscal unity with Madeleine — Allego Holding’s then immediate parent entity — and Opera Charging B.V. (“Opera”—parent entity of Madeleine) for Dutch corporate income tax purposes. The completion of the SPAC Transaction has resulted in the exclusion of Allego Holding B.V. and the Dutch wholly-owned subsidiaries from the fiscal unity headed by Opera.

During the year ended December 31, 2022, the Group has prepared and filed a request with the Dutch Tax Authorities (“DTA”) for upfront certainty regarding the consequences of the exclusion from the fiscal unity.

The Group submitted the request to the DTA on July 28, 2021. The Group has reached an agreement with the DTA on January 18, 2022 on this request. The agreement with the Dutch Tax Authorities mitigates potential discussions on the various tax topics that have been agreed upon. Additionally, the agreement provides the Group with tax certainty regarding the dissolution of the fiscal unity for Dutch corporate income tax purposes headed by Opera and the related Dutch corporate income tax considerations for the year ended December 31, 2018 up to and including the year ended December 31, 2022 and fiscal year 2023 until the moment of exclusion from the fiscal unity.

Following the Business Combination consummated on March 16, 2022, Allego N.V. (being the parent company) formed a new fiscal unity with Allego Holding BV, Allego BV, Allego Employment and Allego Innovations BV for Dutch corporate income tax purposes.

31	Financial instruments

This note provides information about the Group’s financial instruments, including:

•	an overview of all financial instruments held by the Group;

•	the classification of the financial instruments;

•	the line item on the consolidated statement of financial position in which the financial instrument is included;

•	the financial instrument’s book and fair value.

The Group holds the following financial instruments:

Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2022
Non-current other financial assets	19	24,105	9,198	31,389	64,693	64,693
Current other financial assets	19	601	—	—	601	601
Trade and other receivables	20	44,776	—	—	44,776	44,776
Cash and cash equivalents	22	83,022	—	—	83,022	83,022
Total		152,504	9,198	31,389	193,092	193,092
As at December 31, 2023
Non-current other financial assets	19	32,383	3,700	16,557	52,641	52,641
Current other financial assets	19	1,776	—	—	1,776	1,776
Trade and other receivables	20	49,877	—	—	49,877	49,877
Cash and cash equivalents	22	44,585	—	—	44,585	44,585
Total		128,621	3,700	16,557	148,879	148,879

Due to the highly liquid nature of cash and cash equivalents and the pledged bank balances classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2022
Borrowings	25	269,033	—	269,033	272,641
Non-current lease liabilities	17	44,044	—	44,044	N/A
Current lease liabilities	17	7,280	—	7,280	N/A
Trade and other payables	28	51,263	—	51,263	51,263
Warrant liabilities	27	—	1,296	1,296	1,296
Total		371,620	1,296	372,916	325,200
As at December 31, 2023
Borrowings	25	350,722	—	350,722	374,525
Non-current lease liabilities	17	71,563	—	71,563	N/A
Current lease liabilities	17	11,927	—	11,927	N/A
Trade and other payables	28	74,213	—	74,213	74,213
Warrant liabilities	27	—	—	—	—
Derivative liabilities	29	—	7,442	7,442	7,442
Total		508,425	—	508,425	448,738

Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.

32	Fair value measurement

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value and the financial instruments for which the fair value is disclosed in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

An explanation of each level is included in Note 2.7.18 of these consolidated financial statements for the year ended December 31, 2023.

Assets and liabilities measured at fair value

As at December 31, 2023 and December 31, 2022, the Group has recorded the following financial instruments at fair value in the consolidated statement of financial position:

•	interest rate cap derivatives;

•	investment in equity securities;

•	derivative liabilities;

•	warrant liabilities.

The Group has two interest rate caps related to the renewed facility, presented within non-current other financial assets. The interest rate caps qualify for the level 2 category in the fair value hierarchy due to the fact that they are not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instruments are observable, the instruments are included in level 2.

The investment in equity securities is also presented within non-current other financial assets. The investment qualified for the level 2 category in the fair value hierarchy at the time of acquisition due to the fact that the investee is not a public company traded in an active market and the fair value was determined using valuation techniques which maximize the usage of observable market data. During the year ended December 31, 2022 the instrument was transferred to the level 3 category in the fair value hierarchy, as the securities are not traded in an active market and there is no observable market data. During the year ended December 31, 2023, the investment in equity securities remained in level 3 category. Therefore, the fair value of these securities is determined using valuation techniques which use unobservable inputs that are significant to fair value.

The derivative liabilities include the PPAs derivatives. The fair value of PPAs derivatives is estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on the forward prices for the remaining maturity of the agreements, using amongst others significant unobservable inputs related to future renewable electricity prices. Since significant inputs required to fair value the instruments are unobservable, the instruments are classified in level 3 category.

As at December 31, 2022, the Group had warrant liabilities related to Public Warrants, recorded at fair value in the consolidated financial statement of financial position, presented as a separate line item. As a result of the Private Placement Warrants exercise in 2022, and the Public Warrants exchange in 2023, no warrant liabilities remain outstanding as at December 31, 2023 (refer to Note 27). The Public Warrants and Private Placement Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. The Private Placement Warrants and Public Warrants qualified for the level 1 category in the fair value hierarchy before being derecognized in 2022 and 2023 respectively, due to the fact that their fair value is determined based on quoted market prices.

In addition, during the year ended December 31, 2022, preference shares and purchase options were derecognized. Both instruments qualified for the level 3 category in the fair value hierarchy before being derecognized, due to the fact that they were not traded in an active market and the fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. Preference share derivatives and purchase options were both presented within non-current other financial assets.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2023 no transfers occurred between level of fair value hierarchy. During the year ended December 31, 2022 a transfer of €20,568 thousand from level 3 to level 1 with respect to the warrants and a transfer of €41,984 thousand from level 2 to level 3 with respect to the investment in equity securities occurred.

The fair values of the Group’s assets and liabilities measured at fair value are disclosed in the table in Note 31.

Fair value of assets and liabilities not measured at fair value

The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.

Borrowings:

For the renewed facility, the fair value differs from its carrying amount because the interest payable on the loans is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.

The fair values of the Group’s assets and liabilities not measured at fair value are disclosed in the table in Note 31.

Specific valuation techniques to determine fair values

Specific valuation techniques used to value financial instruments include:

•	preference share derivatives: option pricing model;

•	interest rate cap derivatives: option pricing model;

•	investment in equity securities: discounted cash flow analysis;

•	purchase options: option pricing model, i.e. Black-Scholes pricing model;

•	borrowings: discounted cash flow analysis using a market interest rate;

•	derivative liabilities: discounted cash flow analysis;

•	warrants valuation as of issuance: binomial tree framework.

Financial instruments measured at fair value (level 3)

The changes in level 3 items for the year ended December 31, 2023 and December 31, 2022 have been as follows:

(in €‘000)	Purchase options	Investment in equity securities
Carrying amount at January 1, 2022	30,400	—
Movements during the year ended December 31, 2022
Fair value gain on purchase options	3,856	—
Derecognition of substantive purchase option	(34,256)	—
Transfer of investment in equity securities from level 2	—	41,984
Fair value loss on investment in equity securities from level 3 classification	—	(10,595)
Carrying amount at December 31, 2022	—	31,389
Movements during the year ended December 31, 2023
Fair value gain/( loss) on investment in equity securities recognized in other comprehensive income	—	(14,832)
Carrying amount at December 31, 2023	—	16,557

(in €‘000)	Warrant liabilities	Preference shares derivatives	Derivative liabilities
Carrying amount at January 1, 2022	—	—	—
Movements during the year ended December 31, 2022
Public warrants assumed as part of the SPAC Transaction	21,260	—	—
Private placement warrants assumed as part of the SPAC Transaction	20,993	—	—
Change in fair value of private placement warrant liabilities	(7,139)	—	—
Transfer of private placement warrant liabilities into level 1	(13,854)	—	—
Change in fair value of public warrant liabilities	(14,546)	—	—
Transfer of public warrant liabilities into level 1	(6,714)	—	—
Preference shares derivatives acquired as part of MOMA acquisition	—	255	—
Sale of preference shares derivatives	—	(186)	—
Fair value gains/(losses) recognized in other income/(expenses)	—	(69)	—
Carrying amount at December 31, 2022	—	—	—
Movements in the year ended December 31, 2023
Initial recognition of derivative liabilities relating to PPAs	—	—	—
Change in fair value of derivative liabilities relating to PPAs	—	—	(7,442)
Carrying amount at December 31, 2023	—	—	(7,442)

The Group’s engages with third party valuation specialists to perform its fair value measurements for financial reporting purposes on a periodic basis. Involvement of external valuers is determined annually by the Group’s finance team after discussion with and approval by the Group’s Executive Board. Selection criteria for valuation specialist include market knowledge, reputation, independence and whether professional standards are maintained.

The Group works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. At each reporting date, the Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Group’s accounting policies.

Valuation inputs to the fair value of purchase options

Inputs to the fair value of the purchase options are the spot price per share, the exercise price, the risk-free rate, volatility, time to expiration and dividend yield. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the purchase options at the time of their derecognition or exercise in 2022, using a Black-Scholes pricing model.

	June 7, 2022	March 16, 2022
Purchase option	MOMA	Mega-E
Parameters
Spot price per share (in €)	253	437,000
Volatility	N/A	100.00%

Given that all purchase options have either been exercised or have become substantive during the year ended December 31, 2022, changes to significant unobservable input parameters and the result of these changes on the fair value of the options have not been disclosed.

Valuation inputs to the fair value of warrant liabilities

The fair value of the Public Warrants and the Private Placement Warrants have been estimated using level 3 inputs to a binomial tree framework at the time of their issuance (March 16, 2022) as there was no observable trade price available. Inputs to the binomial framework tree are the spot price per share, risk-free interest rate, the warrants key contractual terms and assumptions related to the Groups expected stock-price volatility and dividend yield.

Subsequent to their listing on an active market in 2022, the Public Warrants qualified for the level 1 category in the fair value hierarchy, due to the fact that their fair value is determined based on quoted market prices. For Private Placement Warrants, which were exercised on April 15, 2022 the fair value on that date was determined based on the spot price per underlying ordinary share of Allego, which is a quoted market price. For Public Warrants, which were exchanged for shares on October 3, 2023 and October 18, 2023 respectively, the fair value on the relevant dates was determined based on the observable listed quoted price (level 1).

Valuation inputs to the fair value of investments in equity securities

The Group updated the valuation model to determine the fair value of investments in equity securities. Inputs to the fair value of the investments in equity securities include historical financial information of the underlying company, EBITDA margin, capital expenditure, the earnings growth factor and risk-adjusted discount rate. The following table summarizes the quantitative information about the significant unobservable input parameters that are considered sensitive and are used in the level 3 fair value measurement of the investments in equity securities, using the DCF (“Discounted Cash Flows”) methodology.

In %	December 31, 2023	December 31, 2022
Growth factor	2.0%	3.0%
Discount rate	10.3%	11.9%

An increase or decrease of 100 basis point in the growth factor would change the fair value of the investment in equity by an increase of €5,221 thousand or a decrease of €3,963 thousand respectively.

An increase or decrease of 100 basis point in the discount rate would change the fair value of the investment in equity by a decrease of €5,148 thousand or an increase of €6,808 thousand respectively.

Valuation inputs to the fair value of preference shares derivatives

Preference share derivatives were derecognized on December 15, 2022 and therefore have a fair value of € nil for the year ended December 31, 2022 and December 31, 2023. The fair value of the preference shares derivatives depended on the future value of shares in Voltalis at the time of a future Triggering Event. A Triggering Event is a majority disposal, public listing or a joint decision of an extraordinary general meeting of the shareholders to convert the shares of Voltalis. To measure the fair value of the instruments, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.

Given that these rights would be derived from the outcomes of a specific Triggering Event scenario, a probability-weighted equity return method was historically applied in order to value the payouts under the economic rights. Under this approach, the payouts were estimated based upon an analysis of future values for Voltalis, assuming various probable Triggering Event scenarios, each with their own probability attached.

The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the preference shares derivatives at the time the Group obtained the rights to the derivative, and at the time of derecognition in 2022.

	June 7, 2022	December 15, 2022
Parameters
Spot price per share (in €)	115	108
Volatility (in %)	27.50	27.50
Discount rate (in %)	(0.1)% - 0.7%	2.3% - 2.5%

Given that the Group has waived certain potential economic rights associated with a portion of the ordinary shares held by the Group in Voltalis on December 15, 2022, changes to significant unobservable input parameters and the result of these changes on the fair value of the preference shares derivatives have not been disclosed.

Further details and background on the preference shares derivatives are disclosed in Note 7.

Valuation inputs to the fair value of derivative liabilities relating to PPAs

The fair value of the derivative liabilities relating to PPAs has been estimated using level 3 inputs to a discounted cash-flow model using contractual, company specific and market inputs. These include as key inputs the electricity forward prices, the renewable electricity production volumes and the discount rate (including the credit spread). The electricity forward prices cannot be forecasted using observable market data for the whole duration of the contract and needs to be estimated.

The following table summarizes the quantitative information about the significant unobservable input parameters that are considered sensitive and are used in the level 3 fair value measurement of the derivatives liabilities relating to PPAs, using the DCF (“Discounted Cash Flows”) methodology:

	At inception	December 31, 2023
Parameters
Electricity forward price - wind (in €/MWh) *	90 - 128	83 - 91
Electricity forward price - solar (in €/MWh)	78	69

*	the electricity forward price used in the model depends on the contract date and duration of the contract.

An increase or decrease of an average 1,100 basis point in the electricity forward price would change the fair value of the derivative liabilities by a decrease of approximately €4,213 thousand or an increase of approximately €4,213 thousand respectively.

33	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap

Market risk – investments price risk	Investments in equity securities	Sensitivity analysis	Monitoring quarterly valuation updates and forecasts of future cash flows

Market risk – commodities price risk	Derivative liabilities	Maturity profile and coverage	Increase supply of renewable electricity via fixed price PPAs

Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.

Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.

The Group’s management oversees the management of these risks. The Group’s management is supported by the Finance department that advises on financial risks and the appropriate financial risk governance framework for the Group. The Group’s risk management is predominantly controlled by the Finance department under policies approved by the Executive Board. The Executive Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments. Since the largest part of the Group’s assets, liabilities, and transactions are denominated in euro, the market risk of foreign exchange is considered not to be significant. There are no changes compared to the previous period.

Market risk

Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of interest rate caps. During the years ended December 31, 2023 and 2022, the Group’s borrowings at a variable rate were denominated in euro.

The Group’s borrowings are carried at amortized cost.

As at December 31, 2023, approximately 0% of the Group’s borrowings are at a fixed rate of interest (December 31, 2022: 0%). An analysis by maturities is provided below in section “Maturities of financial liabilities” of this note.

Instruments used by the Group

The Group has two interest rate caps in place with a notional of €240,500 thousand (December 31, 2022: two interest rate cap with a notional of €181,486.5 thousand) which mature in December 2027 (December 31, 2022: in December 2027). As at December 31, 2023, the interest rate caps cover approximately 67% (December 31, 2022: 65%) of the variable loan principal outstanding. The notional of the derivative instruments is based on the principal of the debt and changes over time in order for the interest rate caps to mitigate at least 65% (2022: 65%) of the variable debt outstanding. According to the contract and as the loan is almost fully drawn, the notional of the interest rate cap will remain €240,500 thousand until the maturity of the agreement. Specifically, the strike price is linked to Euribor and was 3.43% at the end of 2023 (2022: 1.50%). The strike price will be 2.97% at the end of 2024, 2.64% at the end of 2025, 2.63% at the end of 2026 and 2.62% at the end of 2027. The remaining cash flow risk is accepted.

The interest rate caps require settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the renewed facility.

Sensitivity

The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as the Group’s bank facilities have a variable interest rate. Equity is not impacted as no hedge accounting is applied. Additionally, an increase or decrease of the Euribor has an impact on the fair value of the Group’s interest rate caps. The impact on the loss for the years ended December 31, 2023 and 2022 as a result of a change in interest rates is as follows:

	Impact on pre-tax loss
(in €‘000)	2023	2022
Interest rates – increase by 10 basis points*	309	586
Interest rates – decrease by 10 basis points*	(346)	(629)

*	Keeping all other variables constant.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates. The market is therefore in transition to alternative risk-free reference rates. Although limited impact is expected on the Euribor, the Group monitors the implications of such a phase out and the market developments. The Group has no interest rate hedging relationships which are affected by the reform and does not expect any significant impact on existing contracts due to a change in the interest rates.

Investments price risk

Exposure

The Group’s exposure to equity securities price risk arises from investments held by the group and classified in the consolidated statement of financial position as at fair value through other comprehensive income (FVOCI) as detailed in Note 19. The price risk is mitigated by monitoring quarterly valuation updates and forecasts of future cash flows and aligning the business strategy accordingly.

Sensitivity

The table below summarizes the impact of increases/decreases of the price of equity securities acquired in 2022 on the group’s equity through OCI reserve for the period. The analysis is based on the assumption that the fair value of the equity securities held by the group has increased or decreased by 40%, with all other variables held constant.

	Impact on Group’s equity
(in €‘000)	2023	2022
Fair Value – increase by 4,000 basis points	6,623	12,556
Fair Value – decrease by 4,000 basis points	(6,623)	(12,556)

Amounts recognized in other comprehensive income

The amounts recognized in other comprehensive income in relation to the investment in equity securities held by the group are disclosed in Note 19.

Commodities price risk

Exposure

The Group’s exposure to commodities price risk arises from fluctuations in the energy market prices. The Group concluded long-term fixed price PPAs for wind and solar energy, with the aim to cover at least 80% of the Group’s electricity supply with these agreements, in order to hedge against fluctuations in energy prices and secure a long-term and sustainable supply of renewable electricity. These agreements cover the period until the end of 2035.

During the year ended December 31, 2023 the Group has covered 52% of the total electricity consumption in the Netherlands and Germany with the supply from PPAs. The average market prices of renewable electricity were €96 and €95 per MWh in the Netherlands and Germany respectively.

Analysis

The table below summarizes the contractual electricity supply profile (P50) from all PPAs at Allego as at December 31, 2023, resulting in an average expected annual coverage of 25% of the total Group electricity supply till the end of 2035:

	Contractual electricity production
(in GWh)	Total	Less than 12 months	1–5 years	More than 5 years
The Netherlands	2,419	142	1,000	1,277
Germany	880	5	361	514
Average expected coverage	25%	77%	56%	17%

The Group is also exposed to the risk of the market prices being lower than the contractual prices, resulting in high electricity costs for the Group. In this case cost of electricity purchased under the PPAs could be passed on to EV customers.

Credit risk

The Group is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks.

Risk management

Credit risk is managed on a Group basis. The Group is doing business with creditworthy companies and has a strict policy of cash collection.

Customer credit risk is managed by the Finance department subject to the Group’s established policy, procedures and control relating to customer credit risk management. The credit quality of customers is assessed, taking into account its financial position, past experience and other factors. Outstanding customer receivables and contract assets are regularly monitored, and any major orders are generally covered by prepayments or other forms of credit insurance obtained from reputable banks and other financial institutions.

At December 31, 2023, the Group had 25 customers (December 31, 2022: 14) that owed the Group more than €470 thousand (December 31, 2022: €450 thousand) each and accounted for approximately 78% (December 31, 2022: 86%) of the total amount of trade receivables and contract assets. There were 2 customers (December 31, 2022: 3) with a balance greater than €4,700 thousand (December 31, 2022: €4,500 thousand) accounting for just over 32% (December 31, 2022: 49%) of the total amount of trade receivables and contract assets.

Impairment of financial assets

The Group has five types of financial assets that are subject to the expected credit loss (“ECL”) model:

•	trade receivables;

•	contract assets;

•	pledged bank balances;

•	security deposits;

•	cash and cash equivalents.

While cash and cash equivalents, security deposits and pledged bank balances (refer to Note 22 and Note 19, respectively) are also subject to the impairment requirements of IFRS 9, no impairments were required to be recognized on these financial assets due to their definition of being subject to an insignificant risk of changes in value.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets disclosed in Note 31.

The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2023 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.

On that basis, the loss allowance as at December 31, 2023 and December 31, 2022 was determined as follows for trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	91+ days past due	Total
As at December 31, 2022
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	31,404	5,337	3,189	292	2,448	42,670
Gross carrying amount – contract assets	1,512	—	—	—	—	1,512
Loss allowance	—	—	—	—	—	—
As at December 31, 2023
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	32,931	7,459	897	(5,280)	11,221	47,228
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	—	—

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of over 60 days past due.

For the loss allowances for trade receivables and contract assets for each period presented, refer to Note 20.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines. The Group has been predominantly contracting customers of sound commercial standing and their payment behavior was generally good. Refer to Note 2.2 for details about the Group’s financial position and the going concern assumption applied in preparing the consolidated financial statements.

As disclosed in Note 19, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lenders and pledged bank balances in relation to bank guarantees issued to suppliers of the Group.

The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 34. In this case, funding via the renewed facility would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s cash and cash equivalents (Note 22) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

Financing arrangements

The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2023	December 31, 2022
Expiring beyond one year—renewed facility	8,390	120,790

As indicated in Note 25, the Group has refinanced its old facility in December 2022. The renewed facility is available to be drawn if the drawdown covenants are met, in euros and has an average maturity of approximately 5 years (December 31, 2022: 5 years).

As at December 31, 2023, €8,390 thousand of the undrawn facilities relate to undrawn capital expenditures facility.

Maturities of financial liabilities

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The table includes both non-derivative and derivative financial liabilities.

The amounts disclosed in the table are the contractual undiscounted cash flows (including interest payments). Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at December 31, 2022
Borrowings	269,033	501,004	9,441	13,925	27,802	449,836	—
Lease liabilities	51,324	71,097	4,546	4,828	8,891	18,916	33,916
Trade and other payables	51,263	51,263	51,263	—	—	—	—
Warrant liabilities	1,296	1,296	1,296	—	—	—	—
Total	372,916	624,660	66,546	18,753	36,693	468,752	33,916
As at December 31, 2023
Borrowings	350,722	479,082	27,198	13,039	22,529	416,316	—
Lease liabilities	83,490	127,101	6,121	6,458	12,841	26,234	75,447
Trade and other payables	74,213	74,213	74,213	—	—	—	—
Warrant liabilities	—	—	—	—	—	—	—
Derivative liabilities	7,442	100,214	1,378	1,410	9,949	28,904	58,573
Total	515,867	780,610	108,910	20,907	45,319	471,454	134,020

34	Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. Refer to Note 23 and Note 24 for the quantitative disclosures of the Company’s share capital, share premium and other reserves.

The objective of capital management is to secure financial flexibility to maintain long-term business operations. The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may amongst others issue new shares or other financial instruments.

The Group has not paid any dividends since its incorporation. The Group expects to retain all earnings, if any, generated by operations for the development and growth of its business and does not anticipate paying any dividends to shareholders in the foreseeable future. In December 2022, the Group has secured financing for its operations through a renewed facility, which is disclosed in Note 25.

No changes were made in the objectives for managing capital during the years ended December 31, 2023 and 2022.

Loan covenants

Under the terms of the renewed facility, the Group is required to comply with the following financial covenants related to interest and earnings before interest, taxes, depreciation and amortization (“EBITDA”) at the consolidated level of the Group:

1.	Leverage ratio: calculated on a consolidated level as (total net debt 13 / Group EBITDA).

2.	Interest cover ratio: calculated on a consolidated basis as (Group EBITDA / interest paid).

The covenants shall be determined based on the IFRS financial statements of the Group, as required by the terms and conditions of the renewed facility. The compliance with these covenants shall be tested every six months, with the testing period being twelve months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023. The first testing date of the leverage ratio is June 30, 2024.

[13]	Total net debt is calculated as external borrowings less cash and cash equivalents.

The target covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing period ending on	Leverage ratio	Interest cover ratio
June 30, 2023	Unconditional	-0.8x
December 31, 2023	Unconditional	-0.9x
June 30, 2024	33.9x	0.4x
December 31, 2024	5.4x	2.3x
June 30, 2025	3.2x	3.8x
December 31, 2025	2.2x	5.5x
June 30, 2026	2.2x	5.5x
December 31, 2026	2.2x	5.5x
June 30, 2027	2.2x	5.5x

The Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

Additionally, the following ratios are set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop:

•	Group EBITDA margin ratio: calculated on a consolidated level as (Group EBITDA / Group Revenue).

•	Group EBITDA amount: calculated on a consolidated level

•	Fast/ultra-fast charging equipment utilization rate: calculated on a consolidated level as (average number of sessions over the relevant Group charger base, divided by 50).

The target drawdown stop conditions are determined based on a twelve-month running basis and are as follows:

Testing period ending on	EBITDA margin (drawstop)	EBITDA (drawstop)	Fast/ultra-fast charging equipment utilization rate (drawstop)
June 30, 2023	-4.3%	€(8.5) million	10.4%
December 31, 2023	-5.8%	€(11.6) million	11.5%
June 30, 2024	8.1%	€19.8 million	12.7%
December 31, 2024	19.4%	€68.2 million	12.9%
June 30, 2025	24.1%	€111.2 million	14.2%
December 31, 2025	27.3%	€157.5 million	15.5%
June 30, 2026	28.9%	€200.0 million	16.6%
December 31, 2026	Unconditional	Unconditional	Unconditional
June 30, 2027	Unconditional	Unconditional	Unconditional

Breaching the requirements would cause a drawdown stop. Continuing breaches in the drawstop conditions would permit the bank to cancel the total undrawn commitments. The Group may within twenty business days from the occurrence of a drawstop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenants’ or utilization rate’s levels) which are proposed to be implemented in order to remedy such drawstop event.

In the preparation of its consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. Refer to Note 2.2 for additional information.

The Group has complied with these covenants in the reporting period ended December 31, 2023. The actual interest cover ratio for the twelve months ended December 31, 2023 was 0.6.

35	Commitments and contingencies

Purchase commitments for chargers and charging infrastructure

Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2023 were €4,890 thousand (December 31, 2022: €2,452 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).

Purchase commitments for electricity

As disclosed in Note 29, Allego has entered into medium and long-term power purchase agreements for electricity. Significant expenditures for renewable electricity contracted for period between 2024 and 2035, but not recognized as liabilities, as at December 31, 2023 were €256,554 thousand (December 31, 2022: €69,701 thousand). Other purchase commitments for electricity contracted for, but not recognized as liabilities, as at December 31, 2023 were €27,960 thousand (December 31, 2022: €35,990 thousand). These commitments refer to periods between 2024 and 2027. The expected contractual electricity production till the end of 2035 is further detailed in Note 33.

Guarantees

On December 19, 2022, the Group has entered into a renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, which included up to €30,000 thousand to be used for issuance of guarantees and letters of credit, refer to Note 25. The first letters of credit were issued on October 19, 2023 to Solarpark Lindenhof GmbH, as follows: one letter of credit from Banco Santander for the maximum original amount of €6,250 thousand and one letter of credit from Société Générale for the maximum original amount of €6,250 thousand. These letters of credit are not payable by the Group as of December 31, 2023, and the liability will be triggered only in case of non-delivery of physical settlement under the power purchase agreement. The commencement date of the operations of the Solarpark plant is planned to be in September 2024.

36	Related-party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Relationship with the Mega-E Group

After the sale of Mega-E Charging B.V. (“Mega-E”) to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, Mega-E and its subsidiaries (the “Mega-E Group”) became related parties under common control until the Group resumed the control over Mega-E Group on March 16, 2022 upon the SPAC Transaction (please also refer to Note 4, Note 36.1 and Note 36.2 for more information).

Prior to the acquisition of Mega-E by the Group on March 16, 2022, the relationship between the Group and the Mega-E Group was that of a customer and service provider. Subsequent to the sale to Meridiam EM SAS, the Group entered into several development and O&M contracts with the Mega-E Group to construct and operate charging stations across Europe. The development agreements related to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designated areas. The Group received a fixed contract price for these services.

The O&M agreements related to the operation and maintenance of the delivered electric vehicle charging infrastructure by the Group to the Mega-E Group. The services consisted of the technical operation of the charging stations, revenue management, maintenance, providing pricing recommendations and providing access to the Group’s EV Cloud platform. The Group received a service fee that contains both fixed and variable fees per charging session.

During the year ended December 31, 2021, one of the directors of the Group was also an executive director of Mega-E. As at December 31, 2021, the director resigned from the Group. Additionally, one of the non-executive directors of the Group was also a non-executive director of Mega-E.

Relationship with EV Cars

EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. It cannot be determined if all transactions involving EV Cars are conducted on an arm’s length basis, since the underlying agreements were executed in the past.

Voltalis

Upon completion of the MOMA acquisition, Voltalis became a related party of the Group in accordance with the criteria outlined in IAS 24 Related Party Disclosures through its relationship with Meridiam SAS. Madeleine —  the majority shareholder of the Company — is indirectly owned by Meridiam. Voltalis is considered to be a controlled investment of Meridiam. Consequently, the Group and Voltalis are related parties and the related-party transactions have been disclosed in the table in this note. It cannot be determined if all transactions involving Voltalis are conducted on an arm’s length basis, since the underlying agreements were executed in the past.

36.1.	Transactions with related parties

(in €‘000)	Relationship	2023	2022	2021
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		—	1,743	8,162
Reimbursement of advisory fees		—	953	1,868
Share-based payment expenses		—	74,001	291,837
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		—	1,066	23,974
EV Cars	Other related party
Revenue from contracts with related party		15,585	51,424	24,566
Voltalis	Other related party
Revenue from contracts with related party		5,455	2,268	—
Fair value losses on pref. shares derivatives and net loss on sale of pref. shares derivatives		—	69	—
Executive Board Member	Key management
Other payments		—	4,740	—

The transactions with Mega-E until March 16, 2022, are considered related-party transactions. The Group obtained control of Mega-E as of that date. All subsequent transactions are therefore considered to be intra-group transactions and have been eliminated in these consolidated financial statements.

Share-based payment expenses

On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into an agreement, under which share-based payment awards are provided to an external consulting firm. Madeleine has the obligation to settle the agreement, but the Group accounts for the agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group does not have an obligation to settle the share-based payment awards with the consulting firm in cash or equity instruments and therefore the total arrangement is classified as an equity-settled share-based payment arrangement. On July 28, 2021, Spartan and the Company signed a BCA. Madeleine and the external consulting firm were also parties to the BCA. On February 28, 2022, the BCA was amended whereby the parties modified the thresholds of the First Special Fees Agreement that determine whether the fees payable in cash (“Part A”) to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions that will result from the SPAC Transaction. The amendment did not change the accounting treatment of the First Special Fees Agreement, as the total First Special Fees Agreement is classified as an equity-settled share-based payment arrangement, and the amendment did not give rise to an incremental fair value of the share-based payment arrangement. Refer to Note 11.1 for details on the First Special Fees Agreement.

On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego. Before the novation, Madeleine had the obligation to settle the agreement, and the Group accounted for the Second Special Fees Agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group did not have an obligation to settle the share-based payment awards with the consulting firm and therefore the total arrangement was classified as an equity-settled share-based payment arrangement. Following the novation, the Group has the obligation to settle the share-based payment awards with the consulting firm in cash and therefore the total arrangement was classified as a cash-settled share-based payment arrangement. Refer to Note 11.2 for details on the Second Special Fees Agreement.

Other payments to key management

This amount represents a one-time payment made by the Company to a member of management for their outstanding shares in an acquired subsidiary during 2022.

36.2. Balances with related parties

At December 31, 2023 and 2022, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2023	December 31, 2022
EV Cars	Other related party
Contract assets with related party		—	1,512
Contract liabilities with related party		(6,241)	(5,721)
Trade receivables from related party		7,178	11,367
Trade payable to related party		(220)	(51)
Voltalis	Other related party
Current receivables from related party		—	187

36.3. Remuneration of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers all executive and non-executive members of the Board of Directors and the Executive Board to be key management personnel as defined in IAS 24 Related party disclosures. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).

The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021:

(in €‘000)	2023	2022	2021
Short-term employee benefits	3,210	5,262	1,086
Share-based payments	14,422	41,230	89,636
Total	17,632	46,492	90,722

Share-based payments - Special Fee Agreements

On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into a First Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm (refer to Note 11.1 for details). On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement (refer to Note 11.2 for details). Prior to joining the Company as members of the Executive Board, two directors were contractors of the external consulting firm, in which capacity they provided management services related to the Company to Madeleine, the Company’s immediate shareholder.

The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the agreement. Therefore, the Group has considered that a portion of the share-based payment expenses related to the Special Fees Agreements represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2023, that portion of the share-based payment expenses related to the Special Fees Agreements amounted to €3,480 thousand (2022: €26,869 thousand, 2021: €89,636 thousand).

For the year ended December 31, 2023, the remaining amount of the total share-based payment expenses related to the Special Fees Agreements of €6,607 thousand (2022: €58,145 thousand, 2021: €202,201 thousand) is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 9 and Note 11 for details).

Share-based payments - Management Incentive Plan

In March 2022, the Company established the management incentive plan and during the year ended December 31, 2023, issued the grant options and the performance options to the key management. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 11.3 for details on the Management Incentive Plan.

Share-based payments - Long Term Incentive Plan

The Board and the Compensation Committee approved the general framework for the Long Term Incentive Plan (“LTIP”) on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Board meetings. On December 20, 2022, the Board approved a detailed plan for the LTIP for future years. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 11.4 for details on the Long Term Incentive Plan.

Remuneration of the Board of Directors

The table above includes the remuneration of the current and former executive and non-executive members of the Board of Directors of €6,474 thousand (2022: €25,262 thousand, 2021: €78,889 thousand).

Please note that the figures presented for 2021 relate to the remuneration of the executive members of the Board of Directors of Allego Holding B.V. The non-executive members of the Board of Directors were employed by Meridiam SAS and did not receive any remuneration from the Company during the year ended 2021.

For the composition of the Board of Directors in 2023, reference is made to the Statutory Board report section 5.4. For more details on the remuneration of the individual members of the Board of Directors, as well as the remuneration policy of the Group, see section 6 of the Statutory Board report.

In the financial year 2023 and in the comparative periods presented, the Group has not granted any loans, advances or guarantees to any of the members of the Board of Directors.

37	Group information

37.1. List of principal subsidiaries, associates and joint ventures

The Group’s principal subsidiaries, associates and joint ventures as at December 31, 2023, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Subsidiaries

			Ownership interest held by the Group
Name of entity	Place of business/country of incorporation	Principle activities	2023	2022	2021
Allego Holding B.V.	Arnhem, the Netherlands	Holding Company	100%	100%	—
Allego US Inc.	Wilmington, Delaware, USA	Financial investment services	100%	100%	—
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%
Allego Portugal, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%

Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	100%
Allego Italy S.R.L.	Torino, Italy	Charging solutions for electric vehicles	100%	100%	100%
Allego Spain S.L.U.	Madrid, Spain	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Oy	Helsinki, Finland	Charging solutions for electric vehicles	100%	—	—
Allego Switzerland GmbH	Zürich, Switzerland	Charging solutions for electric vehicles	100%	—	—
Allego Austria GmbH	Vienna, Austria	Charging solutions for electric vehicles	100%	—	—
Allego Latvia SIA	Riga, Latvia	Charging solutions for electric vehicles	100%	—	—
Allego Estonia OU	Tallinn, Estonia	Charging solutions for electric vehicles	100%	—	—
Allego Lithuania UAB	Vilnius, Lithuania	Charging solutions for electric vehicles	100%	—	—
Allego Poland Sp. Z o.o	Allego Poland Sp. Z o.o	Charging solutions for electric vehicles	100%	—	—
Faolan GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	—	—
Mega-E Charging B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles at Mega-E sites	100%	100%	—
FEMC Germany GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	—
Mega-E Netherlands Asset Co No 1 B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	—
Mega-E Denmark Asset Co No 1 ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	—
Mega-E Belgium Asset Co No 1 BV	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	—
Mega-E France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	—
Mega-E Sweden Asset Co No 1 AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	—
Mega-E Eastern Europe Holding B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	—
Chamberra Sp. z.o.o.	Warsaw, Poland	Charging solutions for electric vehicles	100%	100%	—
GreenToWheel SAS	Paris, France	Charging solutions for electric vehicles	80%	80%	—
Oury-Heintz Energie Applications SA	Paris, France	Holding Company	100%	100%	—
Modélisation, Mesures et Applications SA	Paris, France	IT consulting services	100%	100%	—
MOMA ASIA Ltd	Hong Kong, China	IT consulting services	—	100%	—
MOMA Collectivites SAS	Paris, France	IT consulting services	51%	51%	—

Associates and Joint Ventures

			Ownership interest held by the Group
Name of entity	Place of business/country of incorporation	Principle activities	2023	2022	2021
FOROIL SAS	Paris, France	Development of solutions to optimize production & reserves of oil and gas fields	44%	44%	—
3EA SAS	Paris, France	Electric installation work	50%	50%	—

37.2. Changes to the composition of the Group

On March 16, 2022, the Group obtained control over Mega-E. The Group held a Mega-E Option that provided the Group with potential voting rights which were considered substantive as of March 16, 2022.

On March 16, 2022, the Group consummated the previously announced business combination pursuant to the terms of the BCA. As a result of the completion of the SPAC Transaction, the Group acquired 100% of the shares of Spartan (subsequently renamed Allego USA Inc.).

On June 7, 2022, the Group acquired 100% share capital of MOMA, a service provider for the Group’s EV Cloud platform. The acquisition brings the critical support for the EV Cloud platform into the Group and the access to new markets as well as services within the Group, to better meet the needs of its customers. The Group consolidates MOMA as of the acquisition date. FOROIL SAS is an associate of MOMA, but was written off as part of the accounting for the acquisition of MOMA due to it being a loss-making entity.

38	Subsequent events

The following events occurred after December 31, 2023:

Changes to the composition of the Group

In February 2024, several of the Group’s Dutch subsidiaries merged as part of a larger rationalization of the Group’s structure. On February 22, 2024, Mega-E Charging B.V. was merged with and into Allego Holding B.V., with Allego Holding B.V. being the surviving entity. In addition, on February 23, 2024, both Mega-E Eastern Europe Holding B.V. and Mega-E Netherlands Asset Co No 1 B.V. were merged with and into Allego B.V., with Allego B.V. being the surviving entity.

Guarantee facility

The following letters of credit were issued as part of the Guarantee Facility:

•	On April 3, 2024, to one of the renewable electricity suppliers Solar-EP III B.V., in relation to the existing power purchase agreement for a maximum original amount of €2,059 thousand.

•	On May 15, 2024, to one of the renewable electricity suppliers Green Energy 034 GmbH & Co KG, in relation to the existing power purchase agreement for a maximum original amount of €3,502 thousand.

•

On May 15, 2024, to one of the site construction suppliers Eiffage Energie Systemes Nouvelles Mobilites SAS, in relation to the existing site construction agreement for a maximum original amount of €322 thousand.

•	On May 17, 2024, to one of the renewable electricity suppliers Zonnepark Hooibroeken B.V., in relation to the existing power purchase agreement for a maximum original amount of €1,000 thousand.

•	On May 22, 2024, to one of the renewable electricity suppliers Zonnepark Hooibroeken B.V., in relation to the existing power purchase agreement for a maximum original amount of €500 thousand.

•	On June 5, 2024, to one of the renewable electricity suppliers Zonnepark Wijkerbroek B.V., in relation to the existing power purchase agreement for a maximum original amount of €644 thousand.

•	On June 20, 2024, to one of the renewable electricity suppliers Vattenfall Sales Nederland N.V. , in relation to the existing power purchase agreement for a maximum original amount of €2,500 thousand.

Purchase commitments for electricity

On May 21, 2024, Allego has entered into a new long-term power purchase agreement with one of the renewable electricity suppliers Zonnepark Hooibroeken B.V. The amount of expenditures for renewable electricity resulted from this contract for period between 2025 and 2035, but not recognized as liabilities was €24,848 thousand.

Tender offer for ordinary shares of Allego and voluntary delisting from the NYSE

On June 16, 2024, Allego, Madeleine Charging and Meridiam Sustainable Infrastructure Europe IV SLP, as represented by Meridiam, entered into a Transaction Framework Agreement (“TFA”). Pursuant to the TFA, Madeleine will launch a tender offer (the “Offer”) to purchase all ordinary shares of the Company that are not held by Madeleine or its affiliates for a cash payment of $1.70 per share, without interest. The completion of the Offer will be followed by Allego’s voluntary delisting of its ordinary shares from the NYSE, which is expected in the third quarter of 2024. Thereafter, Allego intends to deregister its securities from the SEC.

As provided in the TFA, on June 14, 2024, the Group entered into a Development and Installation Contract and an O&M contract with a special purpose vehicle that is wholly owned by Meridiam to develop, operate and maintain charging sites in Germany (collectively, “Project Faolan”). As a result from this transaction, the Group will receive an amount of cash equal to €25,300 thousand at the closing of Project Faolan and an amount of cash equal to €20,517 thousand on September 15, 2024 (collectively, the “Faolan Contribution”). The Faolan Contribution is contingent upon the fulfillment of certain operational conditions, which include the novation of specific lease contracts. As these conditions have been satisfied, the Group is entitled to receive the first payment of €25,300 thousand. The payment of €20,517 thousand remains subject to fulfillment of certain operational conditions

In addition, subject to the completion of the delisting, an investment of €310,000 thousand will be made through the Company issuing convertible bonds to Madeleine or its affiliates (the “Meridiam Contribution”), of which the definitive terms and conditions are still subject to finalization. The first tranche of the convertible bonds, with an aggregate principal amount of at least €150,000 thousand, is expected to be issued in the last quarter of 2024. The Faolan Contribution and Meridiam Contribution are each conditional upon several factors specific to the respective contribution, however, the conditions for the €25,300 thousand contribution related to the Faolan project have by now been met. For further information, reference is made to Note 2.2 Going concern assumption and financial position.

As a result of this event, the fair value of the Second Special Fees Agreement is expected to decrease to € nil, as management estimates the probability of an Equity Injection event to be remote. This will lead to a reversal of the related share-based payment provision of €26,894 thousand as of December 31, 2023, to the profit or loss account for the year ended December 31, 2024.

Company financial statements

Company statement of profit or loss for the year ended December 31, 2023

(in €‘000)	Notes	2023	2022
Result of subsidiaries		(38,405)	(60,163)
Company result after income tax		(71,493)	(173,514)
Loss for the year		(109,898)	(233,677)

The accompanying notes are an integral part of the company financial statements.

Company statement of financial position as at December 31, 2023

(After appropriation of result)

(in €‘000)	Notes	December 31, 2023	December 31, 2022
Non-current assets
Financial assets	3	317,807	263,022
Total non-current assets		317,807	263,022
Current assets
Prepayments and other assets	6	1,133	1,893
Receivables	4	2,926	575
Cash at banks	5	261	56,317
Total current assets		4,320	58,785
Total assets		322,127	321,807
Shareholders’ equity
Share capital		32,521	32,061
Share premium		372,135	365,900
Legal reserves		(23,141)	(6,860)
Accumulated deficit		(461,198)	(364,088)
Total shareholders’ equity	7	(79,683)	27,013
Provisions	8	26,894	16,806
Non-current liabilities	9	350,902	271,475
Current liabilities	10	24,014	6,513
Total shareholders’ equity, provisions and liabilities		322,127	321,807

The accompanying notes are an integral part of the company financial statements.

Notes to the company financial statements

Index to notes to the company financial statements

1.	Reporting entity		150

2.	Significant accounting policies		150

	2.1	Basis of preparation	150

	2.2	Investments in subsidiaries	150

	2.3	Loans receivable from subsidiaries	151

3.	Financial assets		152

4.	Receivables		153

5.	Cash at banks		154

6.	Prepayments and other assets		154

7.	Shareholders’ equity		154

8.	Provisions		156

9.	Non-current liabilities		156

10.	Current liabilities		156

11.	Remuneration of the Board of Directors		157

12.	Number of employees		157

13.	Audit fees		157

14.	Commitments and contingencies		157

15.	Related-party transactions		157

16.	Subsequent events		157

1	Reporting entity

Allego N.V. (“Allego” or “the Company”), a continuation of the former Allego Holding B.V. (“Allego Holding”) as detailed below, was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021, under the laws of the Netherlands, under the name of Athena Pubco B.V.

On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze venootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”). The public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537. The Company’s activities are described in Note 1 of the consolidated financial statements.

These financial statements are the company financial statements of the Company.

2	Significant accounting policies

This paragraph provides an overview of the significant accounting policies adopted in the preparation of these company financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1 Basis of preparation

The company financial statements of the Company have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with sub 8 of article 362, Book 2 of the Dutch Civil Code, the recognition and measurement principles applied in these company financial statements are the same as those applied in the consolidated financial statements (see Note 2 of the consolidated financial statements), unless stated otherwise. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

For an appropriate interpretation, the financial statements of the Company should be read in conjunction with the consolidated financial statements. All amounts disclosed in the company financial statements are presented in thousands of euros (€), unless otherwise indicated.

Going concern

For more information on the Group and Company’s going concern assessment, refer to Note 2.2 of the consolidated financial statements. Although a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern, the company financial statements are prepared on a going concern basis. The company financial statements do not contain any adjustments that would result if the Company was unable to continue as a going concern.

2.2 Investments in subsidiaries

Investments in subsidiaries are carried at the Company’s share in their net asset value. The net asset value is determined by measuring the assets, provisions, liabilities and profit or loss in accordance with the accounting principles that apply for the consolidated financial statements.

If the valuation of a subsidiary based on the net asset value is negative, it will be stated at nil. To the extent the loan receivable is part of the net investment in the subsidiary, the negative net asset value reduces the carrying amount of such loan receivable. If and insofar as the Company can be held fully or partially liable for the debts of the subsidiary or has the firm intention of enabling the subsidiary to settle its debts, a provision is recognized for this.

Result of subsidiaries consists of the Company’s share in the result for the year (after taxation) of its subsidiary. Results on transfers of assets and liabilities between the Company and its subsidiaries, or between its subsidiaries, are eliminated insofar they are not realized.

The Company has direct interests in the following wholly-owned subsidiaries:

•	Allego Holding B.V., Arnhem, the Netherlands

•	Allego US Inc., City of Wilmington, Delaware, United States

For more information on the Company’s directly and indirectly held investments in principal subsidiaries and associates, reference is made to Note 37.1 of the consolidated financial statements.

2.3 Loans receivable from subsidiaries

The Company makes use of the option to eliminate intra-group expected credit losses against the carrying value of loans receivable from subsidiaries, instead of elimination against the net asset value of the subsidiaries.

3	Financial assets

The carrying amount of financial assets recorded in the company statement of financial position and the movements in financial assets for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	Investment in subsidiaries	Loans receivable from subsidiaries	Pledged bank balances	Derivatives	Total
As at January 1, 2022	—	—	—	—	—
Initial recognition of interest in Allego Holding	21,830	—	—	—	21,830
Investments	—	—	10,500	8,135	18,635
Issued loans	—	291,046	—	—	291,046
Interest	—	841	—	—	841
Result from subsidiaries	(11,600)	(48,563)	—	—	(60,163)
Share of other comprehensive income/(loss) and other changes in equity	(10,296)	—	—	—	(10,296)
Exchange differences on translation of foreign operations	66	—	—	—	66
Fair value gains/(losses) on derivatives	—	—	—	1,063	1,063
As at December 31, 2022	—	243,324	10,500	9,198	263,022
As at January 1, 2023	—	243,324	10,500	9,198	263,022
Investments	—	—	—	—	—
Issued loans	—	114,721	—	—	114,721
Repayments	—	(7,030)	—	—	(7,030)
Interest	—	5,351	—	—	5,351
Result from subsidiaries	14,355	(52,760)	—	—	(38,405)
Share of other comprehensive income/(loss) and other changes in equity	(14,290)	—	—	—	(14,290)
Exchange differences on translation of foreign operations	(65)	—	—	—	(65)
Fair value gains/(losses) on derivatives	—	—	—	(5,497)	(5,497)
As at December 31, 2023	—	303,606	10,500	3,701	317,807

Investments in subsidiaries

The movements in the Company’s investments in subsidiaries relate to the Company’s investment in Allego Holding. As at December 31, 2023, the Company’s investment in Allego US is measured at € nil December 31, 2022: € nil).

The Company’s investment in Allego Holding

For the year ended December 31, 2022, the investments of €21,830 thousand relate to the contribution of Allego Holding, the result from subsidiaries contains the result of Allego Holding for the period between March 17, 2022 and December 31, 2022 and the exchange differences relate to the period between March 17, 2022 and December 31, 2022.

As of December 31, 2023, the Company’s share of other comprehensive income/(loss) and other changes in equity relate to the changes in the fair value of equity investments at fair value through OCI for €14,371 thousand (December 31, 2022; negative €10,267 thousand), remeasurements of post-employment benefit obligations of €9 thousand (December 31, 2022: €29 thousand) and capital contributions of €90 thousand (December 31, 2022: € nil).

As at December 31, 2023 and 2022, the Company’s investment in Allego Holding had a negative net asset value. The Company has issued a liability statement for that subsidiary. During the year ended December 31, 2023 and 2022, the Company applied additional losses — that have been recognized in excess of the Company’s investment in ordinary shares in Allego Holding — to the intercompany loans receivable.

Loans receivable from subsidiaries

During the year ended December 31, 2022, the Company entered into two intercompany loans with Allego Holding (the Company’s directly-held subsidiary) and Allego Netherlands (the Company’s indirectly-held subsidiary). Both intercompany loans have similar terms and conditions. The principal terms and conditions are as follows:

•	interest rate of 1.5%;

•	no maturity date;

•	no repayment terms have been agreed yet.

The interest is subject to periodic modification but no specific agreements on the next modification date have been determined and this is still to be agreed.

Intercompany loans receivable that form part of the net investment in the Company’s investment in Allego Holding

As at December 31, 2023 and 2022, the Company had non-current intercompany loan receivables (“intercompany loans receivable”) from Allego Holding and Allego Netherlands. Settlement of the intercompany loans from Allego Holding and Allego Netherlands is neither planned in the foreseeable future nor likely to occur in the foreseeable future. Therefore, the intercompany loans receivable, in substance, form part of the Company’s net investment in Allego Holding.

For the year ended December 31, 2023, losses recognized in excess of the Company’s investment in ordinary shares of Allego Holding have been applied to the intercompany loans receivable for an amount of €52,760 thousand (December 31, 2022: €48,563 thousand). As a result, in the company balance sheet as at December 31, 2023, the intercompany loans receivable have been stated at €303,606 thousand (December 31, 2022: €243,324 thousand). The Company’s investment in Allego Holding has been stated at € nil (December 31, 2022: € nil) and no provision for negative equity subsidiaries has been recognized.

Pledged bank balances

The Company’s pledged bank balances relate to bank balances pledged to secure the payment of interest and commitment fees to the Company’s external lenders. Reference is made to Note 19 of the consolidated financial statements for further information.

Derivatives

The Company’s derivatives relate to interest rate caps entered into with the Company’s external lenders to hedge its interest rate risk exposure, as disclosed in Note 19 of the consolidated financial statements.

4	Receivables

(in €‘000)	December 31, 2023	December 31, 2022
Receivables from subsidiaries	2,902	566
Other receivables	24	9
Total	2,926	575

The receivables from subsidiaries mainly relate to short-term intra-group financing through current accounts.

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

5	Cash at banks

(in €‘000)	December 31, 2023	December 31, 2022
Cash at banks	261	56,317
Total	261	56,317

The renewed credit facility is secured in part by pledges on the bank accounts. Refer to Note 25 of the consolidated financial statements for additional details and amounts.

As at December 31, 2023, the entire cash at banks balance is pledged.

6	Prepayments and other assets

(in €‘000)	December 31, 2023	December 31, 2022
Current prepayments and other assets	1,133	1,893
Total	1,133	1,893

Current prepayments and other assets mainly consist of prepaid insurance premiums.

7	Shareholders’ equity

			Legal reserves
(in €‘000)	Share capital	Share premium	Foreign currency translation reserve	Reserve for capitalized development costs	Revaluation reserve	Accumulated deficit	Total equity
As at January 1, 2022	1	—	—	—	—	—	1
Loss for the year	—	—	—	—	—	(233,677)	(233,677)
Revaluation of equity investments, net of tax	—	—	—	—	(10,267)	—	(10,267)
Remeasurements of post-employment benefit obligations, net of tax	—	—	—	—	—	(29)	(29)
Exchange differences on translation of foreign operations	—	—	66	—	—	—	66
Total comprehensive income/(loss) for the year	—	—	66	—	(10,267)	(233,706)	(243,907)
Equity contribution (Allego Holding shareholders)	28,311	135,508	29	4,469	—	(146,487)	21,830
Equity contribution (Spartan shareholders)	1,789	85,808	—	—	—	—	87,597
Equity contribution (PIPE financing)	1,800	130,890	—	—	—	—	132,690
Equity contribution (Private placement warrants exercise)	160	13,694	—	—	—	—	13,854
Other changes in reserves	—	—	—	(1,157)	—	1,157	—
Share-based payment expenses	—	—	—	—	—	14,948	14,948
As at December 31, 2022	32,061	365,900	95	3,312	(10,267)	(364,088)	27,013
As at January 1, 2023	32,061	365,900	95	3,312	(10,267)	(364,088)	27,013
Loss for the year	—	—	—	—	—	(109,898)	(109,898)
Revaluation of equity investments, net of tax	—	—	—	—	(14,371)	—	(14,371)

Remeasurements of post-employment benefit obligations, net of tax	—	—	—	—	—	(9)	(9)
Exchange differences on translation of foreign operations	—	—	(65)	—	—	—	(65)
Total comprehensive income/(loss) for the year	—	—	(65)	—	(14,371)	(109,907)	(124,343)
Issuance of shares under the LTIP from IPO Grant Shares	1	—	—	—	—	—	1
Issuance of shares under the LTIP from RSUs	80	—	—	—	—	(80)	—
Issuance of shares in exchange of Public Warrants	379	7,190	—	—	—	—	7,569
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	—	(955)	—	—	—	—	(955)
Other changes in reserves	—	—	—	(1,845)	—	1,845	—
Share-based payment expenses	—	—	—	—	—	11,032	11,032
As at December 31, 2023	32,521	372,135	30	1,467	(24,638)	(461,198)	(79,683)

Equity contribution of Allego Holding shareholders

The equity contribution of Allego Holding shareholders is based on the continuation of the equity allocation of the financial statements of Allego Holding.

Share capital and share premium

The Company’s share capital and share premium are disclosed in Note 23 of the consolidated financial statements.

Legal reserves

Foreign currency translation reserve

The foreign currency translation reserve is a legal reserve that is required by section 389, sub 8, Book 2 of the Dutch Civil Code.

Legal reserve for capitalized development costs

The legal reserve for capitalized development costs is disclosed in Note 24 of the consolidated financial statements.

Revaluation reserve

The revaluation reserve relates to the Group’s equity investments in financial assets at FVOCI, as disclosed in Note 24 of the consolidated financial statements.

Appropriation of result

For the year ended December 31, 2023, the loss for the year has been charged to accumulated deficit.

Differences in result between the company and consolidated financial statements

(in €‘000)	2023	2022
Loss for the year according to the consolidated financial statements	(109,898)	(304,778)
Less: loss for the period ended March 16, 2022	—	(71,101)
Loss for the year according to the company financial statements	(109,898)	(233,677)

The difference in result between the company and consolidated financial statements for the year ended December 31, 2022, is explained by the fact that the Company acquired 100% of the outstanding equity of Allego Holding on March 16, 2022 as a result of the merger with Spartan. Consequently, the Company recorded the result from its investment in Allego Holding from March 17, 2022 for the remainder of the year ended December 31, 2022.

For more information on the merger with Spartan, reference is made to Note 4 of the consolidated financial statements. For more information on the contribution of Allego Holding in the equity of the Company, reference is made to Note 3.

8	Provisions

(in €‘000)	December 31, 2023	December 31, 2022
Share-based payment provision	26,894	16,806
Total	26,894	16,806

Share-based payment provision

The share-based payment provision relates to the Company’s liability arising from the Second Special Fees Agreement. Refer to Note 11.2 of the consolidated financial statements for further details and the maturity of the share-based payment provision as at December 31, 2023.

9	Non-current liabilities

(in €‘000)	December 31, 2023	December 31, 2022
Renewed facility	350,722	269,033
Contract liabilities	180	2,442
Total	350,902	271,475

Renewed facility

The renewed facility with Société Générale and Banco Santander is disclosed in Note 25 of the consolidated financial statements.

Contract liabilities

During the year ended December 31, 2022, the Company entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. Refer to Note 6 of the consolidated financial statements for further details.

10	Current liabilities

(in €‘000)	December 31, 2023	December 31, 2022
Trade payables*	1,959	2,346
Accrued expenses*	18,363	1,579
Employee related liabilities*	966	376
Warrant liabilities	—	1,296
Contract liabilities	2,726	916
Total	24,014	6,513

*	Due to the short-term nature of the current liabilities, their carrying amount is considered to be the same as their fair value.

Current accrued expenses primarily relate to the interest payable on the renewed facility and accrued legal costs, which both increased compared to the prior year.

Warrant liabilities

At December 31, 2023 the Company had no Public Warrants and no Private Warrants outstanding. Private Warrants holders exercised on a cashless basis all their warrants on April 15, 2022. On October 3, 2023 and October 18, 2023, all the Public Warrants were exchanged. Refer to Note 27 of the consolidated financial statements for further details.

Contract liabilities

During the year ended December 31, 2022, the Company entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. Refer to Note 6 of the consolidated financial statements for further details.

11	Remuneration of the Board of Directors

For more information with respect to the remuneration of the Board of Directors, reference is made to Note 36.3 of the consolidated financial statements.

12	Number of employees

During 2023 and 2022, the Company did not have any employees.

13	Audit fees

For information about the audit fees, reference is made to Note 10.3 of the consolidated financial statements.

14	Commitments and contingencies

Fiscal unity

As of March 16, 2022, the Company and its Dutch wholly-owned subsidiaries form a fiscal unity for income tax and value-added tax purposes. Pursuant to the Collection of State Taxes Act, the Company and its Dutch wholly-owned subsidiaries are both severally and jointly liable for the taxes payable by the combination.

Guarantees

The Company has issued a declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code with respect to all subsidiaries established in the Netherlands as listed in Note 37.

15	Related-party transactions

The Company has entered into arrangements with some of its subsidiaries and affiliated companies in the course of its business. These arrangements are described below.

Balances with related parties

As at December 31, 2023, the Company held receivable balances with its subsidiaries and other related parties. Refer to Notes 3 and 4 for more information.

16	Subsequent events

For information with respect to subsequent events, reference is made to Note 38 of the consolidated financial statements.

Arnhem, the Netherlands,

June 28, 2024

Signature page to the annual report of Allego N.V. for the year ended December 31, 2023

	/s/ M.J.J. Bonnet		/s/ J.C. Garvey
Name:	M.J.J. Bonnet	Name:	J.C. Garvey
Position:	Chief Executive Officer	Position:	Chair of the Board of Directors

	/s/ T.E. Déau		/s/ C. Vollmann
Name:	T.E. Déau	Name:	C. Vollmann
Position:	Non-Executive Director	Position:	Non-Executive Director

	/s/ J.E. Prescot		/s/ T.J. Maier
Name:	J.E. Prescot	Name:	T.J. Maier
Position:	Non-Executive Director	Position:	Non-Executive Director

	/s/ P.T. Sullivan		/s/ R.A. Stroman
Name:	P.T. Sullivan	Name:	R.A. Stroman
Position:	Non-Executive Director	Position:	Non-Executive Director

/s/ M.Muzumdar
Name:	M. Muzumdar
Position:	Interim Non-Executive Director

Other information

Provisions of the Articles of Association relating to profit appropriation:

Pursuant to the article 30 of the Company’s articles of association, any profits shown in the adopted statutory annual accounts of the Company shall be appropriated as follows, and in the following order of priority:

a.	the Board shall determine which part of the profits shall be added to the Company’s reserves; and

b.	subject to a proposal by the Board to that effect, the remaining profits shall be at the disposal of the General Meeting for distribution on the ordinary shares.

Branches:

The Company has no branch offices.

Independent auditor’s report

To: the shareholders and board of directors of Allege N.V.

Report on the audit of the financial statements 2023 included in the annual report

Our opinion

We have audited the financial statements for the financial year ended December 31, 2023 of Allego N.V. based in Arnhem, the Netherlands. The financial statements comprise the consolidated and company financial statements.

In our opinion:

•

The accompanying consolidated financial statements give a true and fair view of the financial position of Allego N.V. as at December 31, 2023 and of its result and its cash flows for 2023 in accordance with International Financial Reporting Standards as adopted in the European Union (EU-IFRSs) and with Part 9 of Book 2 of the Dutch Civil Code

•

The accompanying company financial statements give a true and fair view of the financial position of Allego N.V. as at December 31, 2023 and of its result for 2023 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:

•	The consolidated statement of financial position as at December 31, 2023

•	The following statements for the year ended December 31, 2023: the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows

•	The notes comprising material accounting policy information and other explanatory information

The company financial statements comprise:

•	The company statement of financial position as at December 31, 2023

•	The company statement of profit or loss for the year ended December 31, 2023

•	The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of Allego N.V. (the company) in accordance with the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to the Going concern section in the notes 2.2 of the financial statements which includes disclosures related to management’s forecast, the potential breach of its covenants and the need for additional funding. These conditions indicate the existence of a material uncertainty which may cast significant doubt about the company’s ability to continue as a going concern. We refer to the section Our audit response related to going concern that describes how the going concern assumption and the relevant events and conditions that may cast significant doubt on the company’s ability to continue as a going concern were addressed in our audit. Our opinion is not modified in respect of this matter.

Information in support of our opinion

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

Our understanding of the business

Allego N.V. operates in electric vehicle charging industry within Europe. The company provides charging solutions, both via directly operating own charging poles and providing engineering, procurement and construction of charging sites.

The company is in start-up phase and is generating losses at the moment. Currently the company relies on availability of external financing to sustain as well as expand its operations with a goal to be able to finance itself from operational flows. The company is headquartered in the Netherlands, with processes aligned and centralized in Arnhem. We tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment.

We determined materiality and identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	€1,450,000 (2022: €1,300,000)

Benchmark applied	1% of revenue from contracts with customers for the year ended December 31, 2023

Explanation

Due to the company’s early stage of maturity, revenue from contracts with customers is determined to be a key metric for measuring growth, which is focus area for main external and internal stakeholders.

Materiality is set as a percentage of revenue and is based on our professional judgment taking into account the users of the financial statements and characteristics of the company. We determined materiality consistent with previous year.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the board of directors that misstatements in excess of €72,500, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

Allego N.V. is at the head of a group of entities. The financial information of this group is included in the consolidated financial statements.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

Because of the company’s records and processes are centralized in one location, we have included all group entities in our audit scope thus covering 100% of the company’s financials. We also did not involve other auditors in the group audit, with all audit procedures being performed centrally by the primary team.

By performing the procedures mentioned above for group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the consolidated financial statements.

Teaming and use of specialists

We ensured that the audit team included the appropriate skills and competences which are needed for the audit of a listed client in the electric vehicle charging industry. We included specialists in the areas of IT audit, forensics, corporate governance, income tax and Turnaround and Restructuring Specialists, and have made use of our own experts in the areas of valuations of power purchase agreements, derivatives, and actuaries.

Our audit response related to going concern

We refer to the section Material uncertainty related to going concern above. Based on our procedures performed, we concluded that a material uncertainty exists which may cast significant doubt about the company’s ability to continue as a going concern. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

The board of directors made a specific assessment of the company’s ability to continue as a going concern and to continue its operations for the foreseeable future. As disclosed in note 2.2 to the financial statements, amongst others, the following events and conditions denote a material uncertainty about the going concern assumption for the company: management’s forecast and the potential breach of Its covenants combined with the need for additional funding.

We discussed and evaluated the specific assessment with the board of directors exercising professional judgment and maintaining professional skepticism. We involved our Turnaround and Restructuring Specialists and specifically focused on, among other things, the impact of the events and conditions that are relevant for the company’s ability to continue as a going concern and mitigating factors, significant assumptions, the process followed by the board of directors to make the assessment and management bias that could represent a risk of material misstatement.

We considered whether the board of directors ‘going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all relevant events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. Furthermore, we evaluated forecasted cash flows and the substantiation for significant assumptions, with a focus on whether the company will have sufficient liquidity to continue to meet its obligations as they fall due. We obtained and examined the debt agreements to identify all financial covenants including assessing the company’s compliance with financial covenants. We reviewed the company’s liquidity forecast by reviewing the prospective financial information and underlying assumptions relating to utilization rates of charging stations and the sales prices. With regards to project Faolan, we have obtained and inspected a counterparty confirmation to validate that the group is entitled to receive the first payment of €25.3 million and that all conditions associated with this payment are satisfied. We also inspected the available documentation relating to the announced tender offer, planned delisting and issuance of convertible bonds. Finally, we evaluated relevant disclosures and considered whether relevant events and conditions, mitigating factors and significant assumptions related to going concern have been disclosed and particularly whether these disclosures adequately convey the degree of uncertainty.

Our focus on fraud and non-compliance with laws and regulations

Our responsibility

Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of Internal control.

Our audit response related to fraud risks

We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the company and its environment and the components of the system of internal control, including the risk assessment process and management’s process for responding to the risks of fraud and monitoring the system of internal control, as well as the outcomes. We refer to Section 3 of the Risk factors of the statutory board report for the board of directors’ (fraud) risk assessment.

We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation, of internal controls designed to mitigate fraud risks.

As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets, related party transactions and bribery and corruption in close co-operation with our forensic specialists. We also considered whether the identified, material weaknesses in the company’s internal control give rise to specific fraud risk factors. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present.

We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance.

We addressed the risks related to management override of controls, as this risk is present in all companies. For these risks we have performed procedures among other things to evaluate key accounting estimates for management bias that may represent a risk of material misstatement due to fraud, in particular relating to important judgment areas and significant accounting estimates as disclosed in note 3 to the financial statements. We have also used data analysis to identify and address high-risk journal entries and evaluated the business rationale (or the lack thereof) of significant extraordinary transactions, including those with related parties.

The following fraud risks identified required significant attention during our audit.

Presumed risks of fraud in revenue recognition

Fraud risk	We presumed that there are risks of fraud in revenue recognition. We evaluated that the revenue on the EV Cars contract in particular gives rise to such risks

Our audit approach	We describe the audit procedures responsive to the presumed risk of fraud in revenue recognition in the description of our audit approach for the key audit matter Revenue recognition on EV Cars contract.

Revenue recognition related to Charging revenue

Fraud risk	In identifying and assessing fraud risks, we have identified a fraud risk related to overstatement as a result of incorrect elimination of charging sessions through third party owned assets.

Our audit approach	We refer to key audit matter Overstatement of charging revenue that describes this fraud risk and our audit approach.

Completeness of related parties

Fraud risk	In identifying and assessing fraud risks, we have identified a fraud risk related to incomplete identification and disclosure of related parties and transactions with them due to involvement of key management personnel with numerous entities in the renewable energy and electric vehicle industries, and lack of formalized process to identify them.

Our audit approach	We refer to key audit matter Incomplete related party disclosure that describes this fraud risk and our audit approach.

We considered available information and made enquiries of relevant executives, directors, internal audit, legal, compliance, human resources and regional directors and the board of directors.

The fraud risks we identified, enquiries and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements.

Our audit response related to risks of non-compliance with laws and regulations

We performed appropriate audit procedures regarding compliance with the provisions of those laws and regulations that have a direct effect on the determination of material amounts and disclosures in the financial statements. Furthermore, we assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the board of directors, reading minutes, inspection of internal audit and compliance reports, and performing substantive tests of details of classes of transactions, account balances or disclosures.

We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the board of directors. The key audit matters are not a comprehensive reflection of all matters discussed. Following the identification of the fraud risk related to charging revenue, a new key audit matter Overstatement of charging revenue has been defined.

In addition to the matter described in the Material uncertainty related to going concern section we selected the following key audit matters.

Revenue recognition on EV Cars contract

Risk	As disclosed in notes 3.1.1, 6, 36.1 and 36.2, the revenue related to EV Cars contracts amounts to €15.6 million.

In 2021, the company entered into a contract with EV Cars SAS for the design, construction, and installation of charging sites in France. The company recognizes revenue on this contract across three distinct performance obligations: development activities, delivery of hardware, and installation. The revenue recognition process for this contract is largely manual, making it susceptible to management override of controls.

Given that revenue under the contract with EV Cars constituted a substantial part of the overall revenue for the year, and given importance of the revenue line item to the stakeholders, we consider this a key audit matter.

Our audit approach	Based on the assessed risk of the material misstatement, we have performed the following procedures:

• Obtaining an understanding of the process for recognizing revenue, to verify that the entity has appropriately applied the requirements of the IFRS 15 Revenue from contract with customers.

• For each performance obligation where revenue was recognized, obtaining underlying evidence and challenging managements judgements to support the that the performance obligation was satisfied, including from third party installers

• Performing physical observations of a sample of sites to obtain corroborative evidence of installation activities

• Evaluating whether the disclosures are in accordance with the requirements of EU-IFRSs relevant to accounting estimates and whether significant judgments by management are disclosed.

Key observations	We deem the methodology to recognize revenue as used by management to be appropriate and in accordance with IFRS 15.

Based on the audit procedures performed, we concur with the amount of revenue recognized on the EV Cars contract

Overstatement of charging revenue

Risk	As disclosed in note 6 and note 2.7.4 the company recognizes revenue from charging sessions of €103 million. The transactions are high volume, low value in nature and recognized on a point in time basis. The accurate registration of charging session relies on IT infrastructure. In addition to charging stations owned by the company, third party owned stations are part of the company’s network as the company facilitates connections as a service. The income generated from these chargers is excluded from revenue. The process of excluding income from third party owned stations is largely manual, making it susceptible to error and management override of controls.

Given the significance of the amounts involved and the importance of the revenue line item for primary users and market analysists we deem this topic a key audit matter.

Our audit approach	Based on the assessed risk of the material misstatement, we have performed the following procedures:

•  Obtained an understanding of the IT infrastructure and the process of recording of transactions and subsequent revenue recognition to verify that the entity has appropriately applied the requirements of the IFRS 15.

• We have analyzed reasonableness of sales volumes and applied prices via comparison with market data.

• We have obtained the 2023 charging sessions transactions and reconciled the data to the general ledger.

• We have identified and tested manual journal entries recorded throughout the year.

•  We have performed transaction level testing to validate the accuracy of the transactions recorded, including an assessment that the revenue recognized is from chargers owned by the company. We have performed a reconciliation between power volumes purchased and sold.

• Evaluated whether disclosures are complete and accurate and in accordance with the requirements of EU-IFRSs relevant to revenue recognition.

Key observations	We deem revenue recognition to be appropriate and in accordance with IFRS 15

Incomplete related parties disclosure

Risk	As disclosed in note 36 of the consolidated financial statements the company enters into various transactions with entities and individuals which may be considered related parties. Given that key management personnel of the company is involved in various endeavors throughout the renewable energy and electric vehicle industry, there are often associations between the company and other entities with which key management may have varying levels of involvement. There is a risk that not all entities and transactions are appropriately identified as related parties under IAS 24 Related party disclosures and Dutch law.

Incomplete related parties disclosure

Given the complexity of related party transactions, there is a risk of incomplete identification and disclosure of related party transactions, and due to pervasiveness of such transactions we deem this topic a key audit matter.

Our audit approach	Based on the assessed risk of the material misstatement, we have performed the following procedures:

•  Obtained an understanding of the process of identification and tracking of related parties to ensure that the company has appropriately applied the requirements of the IAS 24 Related party disclosures.

•  Obtained listing of entities where key management personnel and other personnel with functions that could have control or significant influence as defined under IAS 24 had corresponding control or significant influence.

• Performed inquiries with internal legal counsel and Audit committee on their knowledge of related parties, including arms’ length of the transactions.

•  Obtained and inspected minutes of meetings of board of directors and management for presence of transactions with entities not previously known. For such entities obtained contracts and performed inquiries with management to establish relationship to the company.

• Obtained and reviewed input from EY specialists who performed background searches on key management personnel to corroborate this listing.

• Evaluated the work of management’s specialist to gain a detailed understanding of the assessment performed to obtain a complete population of related party transactions.

• Evaluated the documentation which supports the business rationale of the transaction to assess whether transactions with these parties are arms’ length for the evaluation of the disclosure.

• Evaluated whether disclosures in note 36 are complete and in accordance with the requirements of IAS 24.

Key observations	We concur that the entities that are deemed as related parties are appropriately identified in accordance with IAS 24 terms and Dutch law.

We determined that the company’s disclosures in respect of related parties adequate.

Report on other information included in the annual report

The annual report contains other information in addition to the financial statements and our auditor’s report thereon.

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements.

•	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and the other information as required by Part 9 of Book 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The board of directors is responsible for the preparation of the other information, including the management report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the board of directors as auditor of Allego N.V. on April 6, 2023, as of the audit for the year 2022 and have operated as statutory auditor ever since that date.

Description of responsibilities regarding the financial statements Responsibilities of the board of directors for the financial statements

The board of directors is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRSs and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the board of directors is responsible for such internal control as the board of directors determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the board of directors is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting framework mentioned, the board of directors should prepare the financial statements using the going concern basis of accounting unless the board of directors either intends to liquidate the company or to cease operations or has no realistic alternative but to do so. the board of directors should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The ‘Information in support of our opinion’ section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.

Our audit further included among others:

•	Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion

•

Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Communication

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, June 28, 2024

Ernst & Young Accountants LLP

signed by M. Abdellati

Publication of auditor’s report

1	Conditions

Authorization to publish the auditor’s report is granted subject to the following conditions:

•	Further consultation with the auditor is essential if, after this authorization has been granted, facts and circumstances become known which materially affect the view given by the financial statements.

•	The authorization concerns inclusion of the auditor’s report in the annual report to be tabled at the Annual General Meeting (hereafter AGM) incorporating the financial statements as drawn up.

•	The authorization also concerns inclusion of the auditor’s report in the annual report to be filed with the Trade Registrar, provided consideration of the financial statements by the AGM does not result In any amendments.

•	Financial statements for filing at the offices of the Trade Registrar which have been abridged in accordance with Section 397 of Book 2 of the Dutch Civil Code must be derived from the financial statements adopted by the AGM and a draft version of these financial statements for filing purposes must be submitted to us for inspection.

•	The auditor’s report can also be included if the financial statements are published electronically, such as on the internet. In such cases, the full financial statements should be published and these should be easily distinguishable from other information provided electronically at the same time.

•	If the published financial statements are to be included in another document which is to be made public, authorization to include the auditor’s report must again be granted by the auditor.

2	Explanations to the conditions

2.1	Board of supervisory directors end board of executive directors

The auditor usually forwards his report to the board of supervisory directors and to the board of executive directors. This is pursuant to Book 2 of the Dutch Civil Code, section 393 which stipulates inter alia: “The auditor sets out the outcome of his examination in a report”. “The auditor reports on his examination to the board of supervisory directors and the board of executive directors”.

2.2	Annual General Meeting (AGM)

Publication of the auditor’s report will only be permitted subject to the auditor’s express consent. Publication is understood to mean: making available for circulation among the public or to such group of persons as to make it tantamount to the public. Circulation among shareholders or members, as appropriate, also comes within the scope of the term “publication”, so that inclusion of the auditor’s report in the annual report to be tabled at the AGM similarly requires authorization by the auditor.

2.3	Auditor’s reports and financial statements

The authorization concerns publication in the annual report incorporating the financial statements that are the subject of the auditor’s report. This condition is based on the auditors’ rules of professional practice, which state that the auditor will not be allowed to authorize publication of his report except together with the financial statements to which this report refers.

The auditor will also at all times want to see the rest of the annual report, since the auditor is not allowed to authorize publication of his report if, owing to the contents of the documents jointly published, an incorrect impression is created as to the significance of the financial statements.

2.4	Events between the date of the auditor’s report and the AGM

Attention should be paid to the fact that between the dale of the auditor’s report and the date of the meeting at which adoption, as appropriate, of the financial statements is considered, facts or circumstances may have occurred which materially affect the view given by the financial statements. Under COS 560, the auditor must perform audit procedures designed to obtain sufficient audit evidence to ensure that all events occurring before the date of the auditor’s report that warrant amendment of or disclosure in the financial statements have been identified.

If the auditor becomes aware of events that may be of material significance to the financial statements, the auditor must consider whether those events have been adequately recognized and sufficiently disclosed in the notes to the financial statements. If between the date of the auditor’s report and the date of publication of the financial statements, the auditor becomes aware of a fact that may have a material impact on the financial statements, the auditor must assess whether the financial statements should be amended, discuss the matter with management and act as circumstances dictate.

2.5	Trade Registrar

The financial statements are tabled at the AGM (legal entities coming within the scope of Title 9 of Book 2 of the Dutch Civil Code table the directors’ report and the other information as well). The AGM considers adoption of the financial statements. Only after the financial statements have been adopted, do they become the statutory (i.e., the company) financial statements. As a rule, the statutory financial statements will be adopted without amendment. The auditor’s report must be attached to the statutory financial statements as part of the other information. As a rule, the text of this report will be the same as that issued earlier. The documents to be made public by filing at the offices of the Trade Registrar will consist of the statutory financial statements, the directors’ report and the other information. The auditor’s report which refers to the unabridged financial statements will then have to be incorporated in the other information. If consideration of the financial statements by the AGM does not result in any amendments, the auditor’s report may be attached to the financial statements adopted, by the AGM and, provided the annual report and financial statements are filed promptly at the offices of the Trade Registrar, published as part of these annual report and financial statements.

2.6	other manner of publication

The financial statements may also be published other than by filing at the offices of the Trade Registrar. In that event, too, inclusion of the auditor’s report is permitted, provided the financial statements are published in full. If publication concerns part of the financial statements or if the financial statements are published in abridged form. publication of any report the auditor has issued on such financial statements will be prohibited, unless:

a.	He has come to the conclusion that, in the circumstances of the case, the document concerned is appropriate

Or

b.	Based on legal regulations, publication of the document concerned is all that is required

If less than the full financial statements are published, further consultation with the auditor is essential. If the financial statements and the auditor’s report are published on the internet, it should be ensured that the financial statements are easily distinguishable from other information contained on the internet site. This can be achieved, for example, by including the financial statements as a separate file in a read-only format or by including a warning message when the reader exits the financial statements document.

2.7	Inclusion in another document

If the published financial statements are to be included in another document which is to be made public, this is considered a new publication and authorization must again be obtained from the auditor. An example of this situation is the publication of an offering circular which includes the financial statements, after these financial statements have been filed at the office of the Trade Registrar together with the other annual reports. For each new publication, authorization must again be obtained from the auditor.

2.8	Events after the AGM

Even if facts and circumstances have become known after the adoption of the financial statements as a result of which they no longer give the statutory true and fair view, the auditor must stand by the report issued on the financial statements as adopted and by the auditor’s report filed at the offices of the Trade Registrar. In that event. the legal entity is required to file a statement at the offices of the Trade Registrar on these facts and circumstances accompanied by an auditor’s report. In this situation, too, further consultation with the auditor is essential.